                                                FILED PURSUANT TO RULE 424(B)(2)
                                                   REGISTRATION NO. 333-8832
                                                                    333-9376
                                                                    333-71383
                                                                    333-71383-01

Prospectus Supplement
(To Prospectus Dated April 13, 1999)

$1,000,000,000

[LOGO]

Ahold Finance U.S.A., Inc.

$500,000,000 6 1/4% Notes due 2009
Issue price: 99.180%
$500,000,000 6 7/8% Notes due 2029
Issue price: 99.196%
Fully and Unconditionally Guaranteed by
Koninklijke Ahold N.V. (Royal Ahold)
Interest payable May 1 and November 1

The 6 1/4% Notes due 2009 will mature on May 1, 2009, and the 6 7/8% Notes due 2029 will mature on May 1, 2029. Interest will accrue from April 29, 1999. Ahold Finance may redeem the 2009 Notes or the 2029 Notes in whole at any time at a redemption price described on page S-52. Ahold Finance may also redeem the Notes in whole at any time at the principal amount plus accrued interest if certain tax law changes occur.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.

-----------------------------------------------------------
               Price to     Discounts and Proceeds to Ahold
               Public       Commissions   Finance
-----------------------------------------------------------
Per 2009 Note  99.180%      .650%         98.530%
-----------------------------------------------------------
Total          $495,900,000 $3,250,000    $492,650,000
-----------------------------------------------------------
Per 2029 Note  99.196%      .875%         98.321%
-----------------------------------------------------------
Total          $495,980,000 $4,375,000    $491,605,000
-----------------------------------------------------------

The Notes will not be listed on any national securities exchange. Currently, there is no public market for the Notes.

It is expected that delivery of the Notes will be made to investors on or about April 29, 1999 through the facilities of DTC for the accounts of its participants, including Euroclear and Cedelbank.

                          Joint Book-Running Managers

Chase Securities Inc.                                          J.P. Morgan & Co.

ABN AMRO Incorporated                                       Goldman, Sachs & Co.

April 23, 1999

   No person is authorized to give any information or to make any representations other than those contained in this prospectus supplement or the attached prospectus or incorporated by reference in the attached prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the attached prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the attached prospectus, nor any sale made under this prospectus supplement and the attached prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of Ahold Finance or Royal Ahold since the date of this prospectus supplement or that the information contained in this prospectus supplement or the attached prospectus or incorporated by reference in the attached prospectus is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

                                     Page
       Prospectus Supplement         ----
Presentation of Financial and Other
 Information.......................   S-3
Forward-Looking Statements.........   S-4
Prospectus Supplement Summary......   S-5
Summary Consolidated Financial Data
 for Royal Ahold...................  S-11
Use of Proceeds....................  S-13
Exchange Rates.....................  S-13
Capitalization.....................  S-14
Selected Consolidated Financial
 Data..............................  S-15
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations.........  S-17
Description of Business............  S-30
Management.........................  S-48
Description of the Notes...........  S-51
United States Federal Income Tax
 Consequences......................  S-54
Underwriting.......................  S-56
Validity of Securities.............  S-57
Experts............................  S-57
Financial Statements...............   F-1

                                     Page
            Prospectus               ----
About This Prospectus..............     3
Where You Can Find More
 Information.......................     3
Limitation on Enforcement of U.S.
 Laws Against Royal Ahold, Its
 Management, and Others............     4
Royal Ahold........................     5
Ahold Finance U.S.A................     5
Use of Proceeds....................     5
Ratios of Earnings to Fixed Charges
 and Ratios of Earnings to Combined
 Fixed Charges and Preferred Share
 Dividends.........................     6
Description of Debt Securities Of
 Royal Ahold.......................     7
Description of Guaranteed Debt
 Securities of Ahold Finance
 U.S.A., Inc. and Guarantees of
 Royal Ahold.......................    22
Description of Warrants to
 Subscribe to Debt Securities of
 Royal Ahold and Ahold Finance
 U.S.A., Inc.......................    39
Description of Share Capital of
 Royal Ahold.......................    41
Description of American Depositary
 Receipts Relating to Shares of
 Royal Ahold.......................    51
Plan of Distribution...............    61
Validity of Securities.............    62
Experts............................    62

                PRESENTATION OF FINANCIAL AND OTHER INFORMATION

   As used in this prospectus supplement, the terms "Royal Ahold" and "Ahold" refer to Koninklijke Ahold N.V. and its subsidiaries, the term "Ahold Finance" refers to Ahold Finance U.S.A., Inc. and the term "we" refers to both Royal Ahold and Ahold Finance.

   As used in this prospectus supplement and the attached prospectus, the terms "fiscal year" and "fiscal" refer to Royal Ahold's fiscal year, which generally consists of 52 weeks and ends on the Sunday nearest to December 31 of each calendar year. Fiscal 1998 contained 53 weeks and ended on January 3, 1999. Fiscal 1997, fiscal 1996, fiscal 1995 and fiscal 1994 each contained 52 weeks and ended on December 28, 1997, December 29, 1996, December 31, 1995 and January 1, 1995, respectively. The terms "2009 Notes" and "2029 Notes" refer to the 6 1/4% Notes due 2009 and the 6 7/8% Notes due 2029, respectively, being offered under this prospectus supplement. The terms "Guilder" and "NLG" refer to the Dutch Guilder, and the terms "Dollar" and " $" refer to the U.S Dollar.

   Royal Ahold's audited consolidated financial statements are prepared in accordance with Dutch GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Dutch GAAP and U.S. GAAP relevant to Royal Ahold, see note 23 to Royal Ahold's consolidated financial statements included in this prospectus supplement (the "consolidated financial statements").

   The Netherlands is participating in the Economic and Monetary Union ("EMU"). Effective January 1, 1999, the exchange rate of the new currency unit of the EMU, the Euro ("(Euro)"), has been set at (Euro)1.00 = NLG 2.20371. Royal Ahold has adopted the Euro as its reporting currency effective with fiscal 1999.

   A significant portion of Royal Ahold's business is based in the United States. Prior to fiscal 1999, exchange rate fluctuations between the Guilder and the U.S. Dollar may have influenced year-to-year and period-to-period comparability of consolidated net earnings and stockholders' equity. Beginning with fiscal 1999, exchange rate fluctuations between the Euro and the U.S. Dollar may have a similar effect. The weighted average rates of the Guilder per Dollar applied to the results of operations in the consolidated financial statements were:

  .  NLG 1.98 for fiscal 1998;

  .  NLG 1.95 for fiscal 1997;

  .  NLG 1.69 for fiscal 1996;

  .  NLG 1.61 for fiscal 1995; and

  .  NLG 1.82 for fiscal 1994.

     The period-end rates of the Guilder per Dollar applied to balance sheet items were:

  .  NLG 1.89 as of January 3, 1999;

  .  NLG 2.00 as of December 28, 1997;

  .  NLG 1.75 as of December 29, 1996;

  .  NLG 1.60 as of December 31, 1995; and

  .  NLG 1.74 as of January 1, 1995.

   The rates used in the preparation of the consolidated financial statements may vary from the noon buying rate in New York City for cable transfers in Guilders, as certified for customs purposes by the Federal Reserve Bank of New York.

   Solely for convenience, this prospectus supplement contains translations between certain Guilder amounts and Dollar amounts at specified rates. Unless otherwise indicated, we have translated Guilders into Dollars at a rate of $1.00 = NLG 1.89, which is equal to the exchange rate used for Royal Ahold's fiscal 1998 balance sheet. Except for amounts translated for convenience purposes, we have translated certain foreign currency balance sheet amounts included in this prospectus supplement into Guilders using the exchange rate prevailing as of the end of Royal Ahold's respective reporting period. We have translated certain foreign currency income statement amounts included in this prospectus supplement into Guilders using the weighted average exchange rate during Royal Ahold's respective reporting period.

   All net earnings per common share data contained in this prospectus supplement have been adjusted to give effect to a three-for-one stock split consummated on July 21, 1997.

   We have presented certain sales area data in the tables in this prospectus supplement in terms of square feet. Square feet may be converted into square meters by multiplying the number of square feet by 0.093.

   Unless otherwise indicated, references to currencies of countries other than the Netherlands or the United States are as follows:

            Country                       Currency                                    Symbol
            -------                  ------------------                               ------
            Brazil                   Brazilian reals                                  BRL
            Portugal                 Portuguese escudos                               PTE
            Thailand                 Thai baht                                        THB

   Totals presented in certain tables in this prospectus supplement may differ from the sums of individual items in such tables due to rounding. In addition, certain of the percentages presented in the tables in this prospectus supplement have been rounded. Therefore, the sums of these percentages may vary by small amounts from the totals shown.

                          FORWARD-LOOKING STATEMENTS

   This prospectus supplement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Forward-Looking Statements."

                         PROSPECTUS SUPPLEMENT SUMMARY

   The following summary information should be read together with the detailed information included in this prospectus supplement, the attached prospectus and the documents incorporated by reference in the attached prospectus.

                           Ahold Finance U.S.A., Inc.

   Ahold Finance is an indirect wholly-owned subsidiary of Royal Ahold. Ahold Finance was incorporated in Delaware in December 1998. It provides financing services to Royal Ahold and its subsidiaries.

                                  Royal Ahold

Overview

   Based on 1998 sales and number of stores, Royal Ahold is one of the largest food retailers in the United States and the largest food retailer in the Netherlands. It is also one of the largest and among the most internationally diverse food retailing groups worldwide. As of fiscal year-end 1998, Royal Ahold operated over 3,600 stores, including over 600 franchise stores, and employed approximately 280,000 people worldwide. Royal Ahold's stores are primarily supermarkets, but it also operates specialty stores, hypermarkets, discount stores and convenience stores. As of March 31, 1999, Royal Ahold had a market capitalization of (Euro) 22.3 billion ($26.0 billion converted at the Dollar rate as of March 31, 1999).

   Royal Ahold's operations are located primarily in the United States and the Netherlands. Operations in the United States accounted for 55% of total sales in fiscal 1998, while operations in the Netherlands (including Royal Ahold's food wholesaling operations) accounted for 29%. Royal Ahold also has operations in other countries in Europe, Latin America and the Asia Pacific region.

What Royal Ahold Does

   Royal Ahold's principal business is food retailing. Food retailing accounted for 92% of sales in fiscal 1998. Royal Ahold also engages in wholesale and institutional food supply and in certain specialty retailing activities in the Netherlands. The following table shows Royal Ahold's sales (in the case of the United States and the Netherlands, including sales to franchise stores) by business segment and geographic region. In the case of the United States, Dollar figures are actual amounts before translation into Guilders.

                  Sales by Business Segment/Geographic Region

                                                       Fiscal Year
                                         ---------------------------------------
                                               1998           1997       1996
                                         ----------------- ---------- ----------
                                          ($)   (NLG)  (%) (NLG)  (%) (NLG)  (%)
                                         ------ ------ --- ------ --- ------ ---
                                            (in millions, except percentages)
Food retailing
  United States......................... 16,174 31,959  55 27,879  55 18,968  52
  The Netherlands.......................  6,511 12,306  21 11,658  23 11,064  30
  Other Europe..........................  2,007  3,793   6  3,156   6  2,528   7
  Latin America.........................  2,447  4,625   8  2,581   5     --  --
  Asia Pacific..........................    474    896   2    921   2     56  --
                                         ------ ------ --- ------ --- ------ ---
  Total food retailing.................. 27,613 53,579  92 46,195  91 32,616  89
Food wholesaling........................  2,425  4,584   8  4,199   9  3,788  11
Other activities........................    106    201  --    174  --    134  --
                                         ------ ------ --- ------ --- ------ ---
  Total................................. 30,144 58,364 100 50,568 100 36,538 100
                                         ====== ====== === ====== === ====== ===

 United States

   Royal Ahold has established itself, through acquisitions and internal growth, as a leading food retailer in the United States. At the end of fiscal 1998, Royal Ahold operated 902 supermarkets (including seven franchise supermarkets), 117 convenience stores (including nine franchise convenience stores) and 12 discount drug stores in 15 eastern states and Washington, D.C.

   In the United States, Royal Ahold operates through its holding company, Ahold U.S.A., Inc. Ahold U.S.A. oversees the operations of the U.S. operating companies, each operating in a distinct marketing area. These companies are:

  . The Stop & Shop Companies, Inc., which operated 193 stores in
    Massachusetts, Connecticut, Rhode Island and New York as of the end of fiscal 1998;

  . Giant Food Stores, Inc., headquartered in Carlisle, Pennsylvania ("Giant-
    Carlisle"), which operated 149 supermarkets in Pennsylvania, Virginia, West Virginia, Maryland, New Jersey, Long Island and the metropolitan New York City area as of the end of fiscal 1998;

  . BI-LO Inc., which operated 266 supermarkets in North and South Carolina,
    Tennessee and Georgia as of the end of fiscal 1998;

  . Tops Markets, Inc., which operated 114 supermarkets in western and central New York, northwestern Pennsylvania and the northeastern Ohio area as of the end of fiscal 1998; and

  . Giant Food Inc., headquartered in Landover, Maryland ("Giant-Landover"), which operated 173 stores in Washington, D.C., Maryland, Virginia, Delaware, New Jersey and Pennsylvania as of the end of fiscal 1998. Prior to its acquisition by Royal Ahold in October 1998, Giant-Landover was not related to Giant-Carlisle.

 The Netherlands

   Royal Ahold pioneered the supermarket concept in the Netherlands. Through its Albert Heijn supermarket chain, Royal Ahold continues to be the leading Dutch food retailer, with 686 supermarkets at the end of fiscal 1998, including 169 franchise stores.

   Royal Ahold also:

  . Owns 73% of Schuitema N.V., a Dutch food wholesaler that supplies and provides retail support to approximately 500 independent food retailers in the Netherlands;

  . Operates stores in certain specialty retailing areas in the Netherlands, including wine and liquor, health, beauty care and natural products, and confectionery; and

  . Distributes a wide range of food and non-food products to institutional customers.

 Other Europe

   Royal Ahold also has operations in Europe outside of the Netherlands. In Portugal, Royal Ahold owns a 49% share in a partnership that owned 147 supermarkets and 17 hypermarkets at the end of fiscal 1998. In the Czech Republic, at the end of fiscal 1998, Royal Ahold operated 149 supermarkets and discount food stores through a 99%-owned subsidiary. Royal Ahold also has operations in Poland, consisting of 80 discount food stores, supermarkets and hypermarkets at the end of fiscal 1998. In Spain, Royal Ahold operated 15 stores at the end of fiscal 1998. In January 1999, Royal Ahold acquired four prominent supermarket companies operating a total of 160 stores in southern Spain.

 Latin America

   Royal Ahold first entered Latin America in December 1996. In Brazil, Royal Ahold owns 50% of the voting shares and 47.9% of the total capital of Bompreco S.A. Supermercados do Nordeste ("Bompreco"), the leading food retailer in northeastern Brazil. Bompreco operated 91 supermarkets, hypermarkets and other retail stores at the end of fiscal 1998. Royal Ahold operates in other Latin American countries through Disco Ahold International Holdings N.V. ("DAIH"), a 50% partnership with Velox Retail Holdings. The partnership company owns a 90.3% stake in Disco S.A. ("Disco"), the largest supermarket company in Argentina, and a 65% stake in Santa Isabel S.A., the second-largest supermarket company in both Chile and Peru. As of the end of fiscal 1998, Disco operated 111 stores in Argentina and Santa Isabel operated 90 stores, with 63 stores in Chile, 19 in Peru, six in Paraguay and two in Ecuador. In March 1999, Disco entered into agreements to acquire an additional 75 supermarkets in Argentina.

 Asia Pacific

   Since 1996, Royal Ahold has expanded its operations into the Asian Pacific markets of China, Malaysia, Singapore and Thailand primarily through partnerships with local parties. As of the end of fiscal 1998, Royal Ahold's operations in the Asia Pacific region totaled 138 retail food stores.

                             Royal Ahold's Strategy

   Royal Ahold's objective is the continuous development of a profitable, growing global food retail business. Its overall financial target is to double net earnings every five years and to increase earnings per share by approximately 15% per annum through 2001 (excluding currency impact) while improving its return on invested capital. Earnings per share are anticipated to increase between 15% and 20% in fiscal 1999 (excluding currency impact). The higher earnings per share in fiscal 1999 are expected to result from synergies and cost savings expected to be realized from the acquisition in October 1998 of Giant-Landover. Royal Ahold seeks to reach its financial targets through both internal expansion and the acquisition of new businesses.

   Royal Ahold tailors its operating and growth strategy for individual markets to the opportunities and needs presented in those markets as identified by local management. Royal Ahold currently anticipates that the majority of its targeted earnings growth in the medium- to long-term will be derived from its existing operations with the balance likely to be sourced from acquisitions. Royal Ahold currently expects to finance smaller acquisitions with cash from operations or new borrowings. To finance multiple medium-sized acquisitions or a large acquisition, Royal Ahold currently expects to issue equity securities for approximately 50% of the amount required, with the remainder to be financed through new borrowings.

   Royal Ahold's core business remains food retailing. It may diversify into complementary areas only when it sees opportunities to increase profitability or gain a competitive advantage through activities such as certain specialty retailing and food wholesaling businesses.

   A key element of Royal Ahold's strategy is to capitalize on the large scale and global nature of its food retailing business through the exchange of know-how and "best practices" to improve earnings and build strong market positions. At the same time, Royal Ahold seeks to have quality, decentralized operating management that can focus on addressing customer needs in each of Royal Ahold's local markets. Accordingly, wherever it operates, Royal Ahold aims to enhance its competitive position by applying both its "global" and "local" strengths. This results in increased productivity and lower costs while providing customers with a superior shopping experience and competitive prices.

                              Recent Developments

 Proposed Pathmark Acquisition

   On March 9, 1999, Royal Ahold announced an agreement to acquire all of the outstanding capital stock of SMG-II Holdings Corporation, which owns the U.S. supermarket company Pathmark Stores, Inc. As of January 30, 1999, Pathmark operated 132 supermarkets in New Jersey, New York, Pennsylvania and Delaware. On March 24, 1999, Pathmark announced that it had sales of $3,655.2 million and a net loss of $28.5 million for its fiscal year ended January 30, 1999.

   The total cash consideration to be paid by Royal Ahold in the acquisition is $242.8 million. Royal Ahold intends to fund this amount with cash on hand or, to the extent that cash on hand is not sufficient, borrowings under an existing $1.0 billion credit facility. Royal Ahold also will indirectly assume all of Pathmark's outstanding indebtedness, which totaled approximately $1.5 billion as of January 30, 1999. Royal Ahold currently intends to refinance Pathmark's interest-bearing debt obligations.

   The acquisition is subject to a number of conditions, including obtaining necessary antitrust approvals. Royal Ahold currently cannot predict the outcome of the antitrust regulatory review of its proposed acquisition of Pathmark. Royal Ahold currently expects to complete the acquisition in the second half of 1999.

 Agreements by Disco to Acquire Supermarkets in Argentina

   In March 1999, Disco announced that it had entered into agreements to acquire an additional 75 supermarkets in Argentina, 64 from Supamer S.A. and 11 from Supermercados Gonzalez e Hijos S.A. In December 1998, DAIH, of which Royal Ahold owns 50%, completed a tender offer for shares of Disco. As a result of the tender offer, DAIH increased its ownership interest in Disco from 50.4% to 90.3%.

 Sale of Share in Spanish Joint Venture; Purchase of Supermarket Companies

   In October 1998, Royal Ahold sold its share of the Store 2000 joint venture in Spain. In November 1998, Royal Ahold acquired 15 stores in the Madrid area of Spain from Longinos Velasco through Royal Ahold's wholly-owned subsidiary, Ahold Supermercados. In January 1999, Ahold Supermercados acquired Dialco S.A., Dumaya, Castillo del Barrio and Guerrero S.A., four prominent supermarket companies operating a total of 160 stores in southern Spain.

                                  THE OFFERING

 Issuer......................  Ahold Finance U.S.A., Inc.

 Securities offered..........  $500,000,000 aggregate principal amount of 6
                               1/4% Notes due 2009 of Ahold Finance, guaranteed
                               by Royal Ahold; and $500,000,000 aggregate
                               principal amount of 6 7/8% Notes due 2029 of
                               Ahold Finance, guaranteed by Royal Ahold.

 Issue price.................  2009 Notes: 99.180%
                               2029 Notes: 99.196%

 Form and denomination.......  The Notes will be issued in definitive, fully registered form, without coupons, in
                               denominations of $1,000 and integral multiples
                               thereof. Each of the 2009 Notes and the 2029
                               Notes initially will be issued in the form of
                               one or more global notes, registered in the name
                               of and held by The Depository Trust Company of
                               New York. Book-entry interests in the Notes may
                               also be held through the facilities of Cedelbank
                               and Euroclear.

 Maturity Date...............  The 2009 Notes will mature on May 1, 2009.
                               The 2029 Notes will mature on May 1, 2029.

 Interest....................  The 2009 Notes and the 2029 Notes will bear interest at the rate of 6 1/4% per annum and 6
                               7/8% per annum, respectively, payable on May 1
                               and November 1 of each year, commencing November
                               1, 1999.

 Status......................  The Notes will be unsecured, unsubordinated indebtedness of Ahold Finance and will rank
                               equally with all other present and future
                               unsecured and unsubordinated indebtedness of
                               Ahold Finance.

 Guaranty....................  Royal Ahold will unconditionally guarantee on an unsubordinated basis the due and punctual
                               payment of the principal of, any premium and any
                               interest on the Notes, when and as these
                               payments become due and payable, whether at
                               maturity, upon redemption or declaration of
                               acceleration, or otherwise. The guaranty of the
                               Notes will constitute an unsecured,
                               unsubordinated obligation of Royal Ahold. Royal
                               Ahold's obligations pursuant to the guaranty
                               will rank equally with all other unsecured and
                               unsubordinated obligations of Royal Ahold. See
                               "Description of the Notes."

 Withholding taxes...........  If Royal Ahold is required to make any payments under its guaranty of the Notes, it will make
                               those payments to you without withholding or
                               deducting any taxes or other governmental
                               charges it must pay in the Netherlands. If Royal
                               Ahold is required by the laws of the Netherlands
                               to withhold taxes from a payment it makes to
                               you, then Royal Ahold will pay you an additional
                               amount so that the cash payment you actually
                               receive after such required withholding will be
                               equal to the amount provided for in the Notes.
                               Royal Ahold's obligation to pay these additional
                               amounts is subject to certain customary
                               exceptions. These exceptions are described on
                               page 27 of the attached prospectus.


 Tax redemption..............  Ahold Finance may redeem the Notes, in whole but not in part, in certain circumstances in which
                               Royal Ahold would become obligated to pay
                               additional amounts as provided under
                               "Description of the Notes--Optional Tax
                               Redemption."

 Optional redemption at
  make-whole premium.........  Ahold Finance may redeem the 2009 Notes or the
                               2029 Notes at any time, in whole but not in
                               part, at a redemption price equal to 100% of the
                               principal amount of the applicable Notes plus
                               accrued and unpaid interest and a "make-whole
                               premium." See "Description of the Notes--
                               Optional Redemption at Make-Whole Premium."

 Use of proceeds.............  Ahold Finance estimates the net proceeds from the offering of the Notes, after deducting the
                               estimated underwriting discounts and expenses,
                               to be approximately $983.7 million. Ahold
                               Finance will advance the net proceeds to its
                               parent company, which will then use a portion of
                               the net proceeds primarily to repay debt, most
                               of which was incurred to finance the acquisition
                               of Giant-Landover. The remainder will be used
                               for general corporate purposes. See "Use of
                               Proceeds."

 Governing law...............  The Notes, the guaranty and the indenture are governed by the laws of the State of New York.

 Trustee.....................  The Chase Manhattan Bank.


              SUMMARY CONSOLIDATED FINANCIAL DATA FOR ROYAL AHOLD

   The following tables present summary consolidated financial data for Royal Ahold.

   The consolidated financial statements have been prepared in accordance with Dutch GAAP, which differs in certain respects from U.S. GAAP. See note 23 to the consolidated financial statements of Royal Ahold included elsewhere in this prospectus supplement for a discussion of the principal differences between Dutch GAAP and U.S. GAAP relevant to Royal Ahold.

   You should read the following summary consolidated financial data together with "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Royal Ahold and the related notes included elsewhere in this prospectus supplement. Amounts for 1996 reflect the acquisition of Stop & Shop in July of that year, and amounts for 1998 reflect the acquisition of Giant-Landover in October of that year. Dollar amounts have been converted at NLG 1.89 per Dollar for convenience.

                                                 Fiscal Year
                                  ----------------------------------------------
                                       1998        1997    1996    1995    1994
                                  --------------  ------  ------  ------  ------
                                    ($)   (NLG)   (NLG)   (NLG)   (NLG)   (NLG)
                                  (in millions, except per common share data
                                             and margin analysis)
Statement of Earnings Data
Amounts in accordance with Dutch GAAP:
Net sales.......................   30,880 58,364  50,568  36,538  29,617  29,010
Gross profit....................    7,216 13,639  11,546   7,928   6,050   5,898
Operating results...............    1,186  2,242   1,837   1,243     915     819
Earnings before income taxes and
 minority interests.............      913  1,726   1,363     924     672     588
Earnings after income taxes and
 before minority interests......      684  1,292     981     675     493     433
Net earnings before dividends on
 cumulative preferred financing
 shares.........................      638  1,206     934     632     457     410
Net earnings per common share
 (ADS)(1).......................     1.09   2.06    1.74    1.38    1.19    1.09
Ratio of earnings to fixed
 charges(2).....................            3.12x   3.01x   3.27x   3.11x   2.96x
Margin analysis:
Gross margin....................            23.4%   22.8%   21.7%   20.4%   20.3%
Operating margin................             3.8%    3.6%    3.4%    3.1%    2.8%
Earnings after tax margin.......             2.2%    1.9%    1.8%    1.7%    1.5%

Approximate amounts in
 accordance with
 U.S. GAAP:
Net earnings before dividends on
 cumulative preferred financing
 shares.........................      464    876     712     517     410     392
Ratio of earnings to fixed
 charges(2).....................            2.62x   2.65x   2.96x   3.01x   2.95x

                                          As of Fiscal Year End
                                ----------------------------------------------
                                    1998         1997    1996    1995    1994
                                --------------  ------  ------  ------  ------
                                 ($)    (NLG)   (NLG)   (NLG)   (NLG)   (NLG)
                                              (in millions)
Balance Sheet Data
Amounts in accordance with
 Dutch GAAP:
Total assets..................  13,323  25,180  18,839  14,870   9,265   8,715
Long-term borrowings(3).......   4,575   8,646   5,410   4,344   2,128   2,245
Stockholders' equity..........   1,811   3,422   3,089   2,417   2,242   2,220

Approximate amounts in
 accordance with
 U.S. GAAP:
Total assets..................  19,728  37,285  25,507  20,565  10,935  10,064
Stockholders' equity..........   7,756  14,659   9,593   8,114   3,779   3,454

                                               Fiscal Year
                                ----------------------------------------------
                                    1998         1997    1996    1995    1994
                                --------------  ------  ------  ------  ------
                                 ($)    (NLG)   (NLG)   (NLG)   (NLG)   (NLG)
                                              (in millions)
Cash Flow Data
Amounts in accordance with
 Dutch GAAP:
Net cash provided by operating
 activities...................   1,467   2,772   2,038   1,176   1,453   1,087
Net cash used in investing
 activities...................  (4,992) (9,435) (2,808) (4,765) (1,244) (1,017)
Net cash provided by (used in)
 financing activities.........   3,868   7,310     664   3,431    (225)    (89)

Approximate amounts in
 accordance with
 U.S. GAAP:
Net cash provided by operating
 activities...................   1,440   2,722   2,004   1,034   1,453   1,087
Net cash used in investing
 activities(4)................  (4,898) (9,257) (2,727) (4,249) (1,235) (1,003)
Net cash provided by (used in)
 financing activities.........   3,868   7,316     664   3,431    (225)    (89)

--------
(1) Net earnings per common share (ADS) is based on net earnings, after dividends on preferred shares, divided by the weighted average number of common shares outstanding as retroactively adjusted for stock splits and stock dividends. One ADS represents the right to receive one common share. See notes 1 and 15 to the consolidated financial statements.
(2) In computing the ratio of earnings to fixed charges, "earnings" consist of earnings before income taxes adjusted to include fixed charges (as defined below, but excluding capitalized interest). "Fixed charges" consist of interest expense (including amortization of debt issuance expense and interest relating to capital leases) and capitalized interest. See "Ratios of Earnings to Fixed Charges and Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends" in the attached prospectus.
(3) Includes long-term debt and the long-term portion of capitalized lease commitments.
(4) Under U.S. GAAP cash brought in through acquisitions is excluded from net cash used in investing activities, while under Dutch GAAP it is included in net cash used in investing activities.

                                USE OF PROCEEDS

   Ahold Finance estimates that the net proceeds from the offering of the Notes, after deducting the estimated underwriting discount and expenses of the offering payable by Ahold Finance, will be approximately $983.7 million. Ahold Finance will advance the net proceeds to its parent company, Croesus, Inc., which will then use approximately $885 million to repay borrowings under its $1.0 billion multi-currency revolving credit facility with a syndicate of banks. Approximately $700 million of this indebtedness was incurred to finance the purchase of Giant-Landover in October 1998. The balance was used for general corporate purposes. The multi-currency revolving credit facility bears interest at a rate per annum equal to LIBOR plus ten basis points, and expires on December 18, 2003. At March 31, 1999, the average interest rate applying to the amount outstanding under the credit facility was 5.11%. The remaining amount of the net proceeds will be lent by Croesus to Royal Ahold, which will use it for general corporate purposes. See "Underwriting."

                                EXCHANGE RATES

   The following table sets forth, for the periods indicated, certain information concerning the exchange rate of the Dollar relative to the Guilder (expressed in Guilders per Dollar) at the noon buying rate in New York City for cable transfers in Guilders, as certified for customs purposes by the Federal Reserve Bank of New York:

                                             Period End Average(1)  High   Low
                                             ---------- ----------  ----   ---
1994........................................   1.7360     1.8077   1.9750 1.6727
1995........................................   1.6035     1.6044   1.7494 1.5192
1996........................................   1.7467     1.6888   1.7560 1.6075
1997........................................   2.0278     1.9585   2.1177 1.7300
1998........................................   1.8770     1.9825   2.0844 1.8690

--------
   (1) The average of the rates on the last day of each month during the relevant period.

   Effective January 1, 1999, the exchange rate of the Euro has been set at
(Euro) 1.00 = NLG 2.20371. During the period January 1, 1999 through March 31, 1999, the high and low noon buying rates of the Euro against the Dollar were
(Euro) 1.1812 and (Euro) 1.0716, respectively, and the average of the noon buying rates on the last day of each month was (Euro) 1.1058. The noon buying rate of the Euro was (Euro) 1.0808 = $1 as of March 31, 1999.

                                CAPITALIZATION

   The following table sets forth the total capitalization of Royal Ahold as of the end of fiscal 1998 under Dutch GAAP, as adjusted to give effect to the offering of Notes by this prospectus supplement and the use of proceeds from the offering. The information presented below should be read in conjunction with the financial information for fiscal 1998 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus supplement. See note 23 to the consolidated financial statements for a discussion of the principal differences between Dutch GAAP and U.S. GAAP relevant to Royal Ahold. The amounts below have been converted to dollars at NLG 1.89 per dollar, Royal Ahold's 1998 balance sheet exchange rate.

                                                 As of End of Fiscal 1998
                                                ------------------------------
                                                   Actual        As Adjusted
                                                --------------  --------------
                                                ($)(1)  (NLG)   ($)(1)  (NLG)
                                                       (in millions)
Short-term debt
  Short-term borrowings and current portion of
   long-term debt..............................    966   1,825     966   1,825
  Capitalized lease commitments, current por-
   tion........................................     59     112      59     112
                                                ------  ------  ------  ------
Total short-term debt..........................  1,025   1,937   1,025   1,937
                                                ======  ======  ======  ======
Long-term debt
  Subordinated loans...........................  1,003   1,895   1,003   1,895
  Other loans..................................  2,607   4,928   2,722   5,145
  Capitalized lease commitments, less current
   portion.....................................    965   1,823     965   1,823
                                                ------  ------  ------  ------
Total long-term debt...........................  4,575   8,646   4,690   8,863
                                                ------  ------  ------  ------
Minority interests.............................    284     536     284     536
                                                ------  ------  ------  ------
Stockholders' equity
  Cumulative preferred financing shares, NLG
   0.50 par value; 195,000,000 shares
   authorized; 144,000,000 shares issued and
   outstanding.................................     38      72      38      72
  Common shares, NLG 0.50 par value;
   1,045,000,000 shares authorized; 628,096,550
   issued and outstanding......................    166     314     166     314
  Additional paid-in capital...................  4,906   9,273   4,906   9,273
  Reserves..................................... (3,300) (6,237) (3,300) (6,237)
                                                ------  ------  ------  ------
Total stockholders' equity.....................  1,810   3,422   1,810   3,422
                                                ------  ------  ------  ------
Total capitalization...........................  6,669  12,604   6,784  12,821
                                                ======  ======  ======  ======

--------
   (1) Excludes common shares issuable upon exercise of outstanding stock options.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   Royal Ahold has derived the annual selected consolidated financial data presented below from its consolidated financial statements. The consolidated financial statements have been prepared in accordance with Dutch GAAP, which differs in certain respects from U.S. GAAP. See note 23 to the consolidated financial statements of Royal Ahold for a discussion of the principal differences between Dutch GAAP and U.S. GAAP relevant to Royal Ahold.

   You should read the following selected consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements of Royal Ahold and the related notes included elsewhere in this prospectus supplement. Amounts for 1996 reflect the acquisition of Stop & Shop in July of that year, and amounts for 1998 reflect the acquisition of Giant-Landover in October of that year. Dollar amounts have been converted at NLG 1.89 per Dollar for convenience.

                                          Fiscal Year
                          ----------------------------------------------------
                              1998           1997     1996     1995     1994
                          ----------------  -------  -------  -------  -------
                            ($)     (NLG)    (NLG)    (NLG)    (NLG)    (NLG)
                          (in millions, except for common share data and
                                          margin analysis)
Statement of Earnings
 Data
Amounts in accordance
 with Dutch GAAP:
Net sales................  30,880   58,364   50,568   36,538   29,617   29,010
Cost of sales............ (23,664) (44,725) (39,022) (28,610) (23,567) (23,112)
                          -------  -------  -------  -------  -------  -------
Gross profit.............   7,216   13,639   11,546    7,928    6,050    5,898
Selling expenses.........  (5,145)  (9,725)  (8,401)  (5,878)  (4,503)  (4,443)
General and
 administrative
 expenses................    (885)  (1,672)  (1,308)    (807)    (632)    (636)
                          -------  -------  -------  -------  -------  -------
Operating results........   1,186    2,242    1,837    1,243      915      819
Net financial expense....    (273)    (516)    (474)    (319)    (243)    (231)
                          -------  -------  -------  -------  -------  -------
Earnings before income
 taxes and minority
 interests...............     913    1,726    1,363      924      672      588
Income taxes.............    (230)    (434)    (382)    (249)    (179)    (155)
                          -------  -------  -------  -------  -------  -------
Earnings after income
 taxes and before
 minority interests......     683    1,292      981      675      493      433
Minority interests.......     (45)     (86)     (47)     (43)     (36)     (23)
                          -------  -------  -------  -------  -------  -------
Net earnings before
 dividends on cumulative
 preferred financing
 shares..................     638    1,206      934      632      457      410
                          =======  =======  =======  =======  =======  =======
Net earnings per common
 share (ADS)(1)..........    1.09     2.06     1.74     1.38     1.19     1.09
Margin analysis:
Gross margin.............             23.4%    22.8%    21.7%    20.4%    20.3%
Operating margin.........              3.8%     3.6%     3.4%     3.1%     2.8%
Earnings after tax
 margin..................              2.2%     1.9%     1.8%     1.7%     1.5%

Approximate amounts in
 accordance with U.S.
 GAAP:
Net earnings.............     464      876      712      517      410      392
Ratio of earnings to
 fixed charges(2)........             2.62x    2.65x    2.96x    3.01x    2.95x

                                        As of Fiscal Year End
                                ----------------------------------------------
                                  1998           1997    1996    1995    1994
                                --------------  ------  ------  ------  ------
                                 ($)    (NLG)   (NLG)   (NLG)   (NLG)   (NLG)
                                              (in millions)
Balance Sheet Data
Amounts in accordance with
 Dutch GAAP:
Assets:
Current assets................   4,693   8,869   6,355   5,196   3,189   3,168
Fixed assets..................   8,630  16,311  12,484   9,674   6,076   5,547
                                ------  ------  ------  ------  ------  ------
Total assets..................  13,323  25,180  18,839  14,870   9,265   8,715
                                ======  ======  ======  ======  ======  ======
Liabilities and Stockholders'
 Equity:
Current liabilities...........   5,371  10,152   7,833   6,099   3,872   3,381
Long-term borrowings(3).......   4,575   8,646   5,410   4,344   2,128   2,245
Provisions....................   1,282   2,424   1,958   1,679     957     811
Minority interests............     284     536     549     331      66      58
Stockholders' equity..........   1,811   3,422   3,089   2,417   2,242   2,220
                                ------  ------  ------  ------  ------  ------
Total liabilities and
 stockholders' equity.........  13,323  25,180  18,839  14,870   9,265   8,715
                                ======  ======  ======  ======  ======  ======

Approximate amounts in
 accordance with U.S. GAAP:
Total assets..................  19,728  37,285  25,507  20,565  10,935  10,064
Stockholders' equity..........   7,756  14,659   9,593   8,114   3,779   3,454

                                             Fiscal Year
                                ----------------------------------------------
                                  1998           1997    1996    1995    1994
                                --------------  ------  ------  ------  ------
                                 ($)    (NLG)   (NLG)   (NLG)   (NLG)   (NLG)
                                              (in millions)
Cash Flow Data
Amounts in accordance with
 Dutch GAAP:
Net cash provided by operating
 activities...................   1,467   2,772   2,038   1,176   1,453   1,087
Net cash used in investing
 activities...................  (4,992) (9,435) (2,808) (4,765) (1,244) (1,017)
Net cash provided by (used in)
 financing activities.........   3,868   7,310     664   3,431    (225)    (89)

Approximate amounts in
 accordance with U.S. GAAP:
Net cash provided by operating
 activities...................   1,440   2,722   2,004   1,034   1,453   1,087
Net cash used in investing
 activities(4)................  (4,898) (9,257) (2,727) (4,249) (1,235) (1,003)
Net cash provided by (used in)
 financing activities.........   3,868   7,316     664   3,431    (225)    (89)

--------
(1) Net earnings per common share (ADS) is based on net earnings, after dividends on preferred shares, divided by the weighted average number of common shares outstanding as retroactively adjusted for stock splits and stock dividends. One ADS represents the right to receive one common share. See notes 1 and 15 to the consolidated financial statements.
(2) In computing the ratio of earnings to fixed charges, "earnings" consist of earnings before income taxes adjusted to include fixed charges. "Fixed charges" consist of interest expense (including amortization of debt issuance expense and interest relating to capital leases) and capitalized interest. See "Ratios of Earnings to Fixed Charges and Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends" in the attached prospectus.
(3)Includes long-term debt and the long-term portion of capitalized lease commitments.
(4) Under U.S. GAAP cash brought in through acquisitions is excluded from net cash used in investing activities, while under Dutch GAAP it is included in net cash used in investing activities.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


   In this section, we explain the general financial condition and results of operation for Royal Ahold and its subsidiaries. As you read the following discussion and analysis, it may be helpful to refer to Royal Ahold's consolidated financial statements. The consolidated financial statements have been prepared in accordance with Dutch GAAP. See note 23 to the consolidated financial statements for a discussion of the principal differences between Dutch GAAP and U.S. GAAP relevant to Royal Ahold. Ahold's 1998 income statement includes Disco's and Santa Isabel's operating results since the beginning of the fourth quarter and Giant-Landover's operating results since October 28, 1998.

   Fiscal 1998 consisted of 53 weeks of results for Royal Ahold's Netherlands and U.S. operations, while fiscal 1997 and 1996 each consisted only of 52 weeks. Accordingly, fiscal 1998 ended on January 3, 1999, fiscal 1997 ended on December 28, 1997, and fiscal 1996 ended on December 29, 1996. The Other European, Latin American and most of the Asia Pacific operations included in Royal Ahold's consolidated financial statements report on a calendar-year basis. Accordingly, the level of sales and expenses (including Royal Ahold's consolidated sales and expenses) for fiscal 1998 in part reflect inclusion of an additional week of results for the Netherlands and the U.S. relative to 1997 and 1996, and to this extent do not reflect changes in Royal Ahold's underlying business.

   This section contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. See "--Forward-Looking Statements."

Overview

   Royal Ahold reported 1998 net earnings of NLG 1,206 million compared to NLG 934 million in 1997 and NLG 632 million in 1996, representing increases in net earnings of NLG 272 million or 29% in 1998 compared to 1997 and NLG 302 million or 48% in 1997 compared to 1996. Earnings per common share were NLG 2.06, NLG 1.74 and NLG 1.38 in 1998, 1997 and 1996, respectively. Earnings per common share increased 18% in 1998 compared to 1997 and 26% in 1997 compared to 1996.

   Operating results in 1998 rose to NLG 2,242 million, an increase of NLG 405 million or 22% compared to 1997 operating results of NLG 1,837 million, which increased NLG 594 million or 48% as compared to operating results of NLG 1,243 million in 1996. Net sales were NLG 58,364 million, NLG 50,568 million and NLG 36,538 million in 1998, 1997 and 1996, respectively, reflecting increases in sales of 15% in 1998 compared to 1997 and 38% in 1997 compared to 1996. At constant exchange rates, net earnings grew 28% in 1998 and 36% in 1997, while sales increased 15% in 1998 and 28% in 1997.

Factors Affecting Financial Condition and Results of Operation

 Exchange rates

   Prior to January 3, 1999, Royal Ahold published its consolidated financial statements in Guilders. Effective fiscal 1999 Royal Ahold publishes its consolidated financial statements in Euro. Since a substantial portion of Ahold's assets, liabilities and operating results are denominated in Dollars, Ahold had translation exposure to fluctuations in the value of the Dollar against the Guilder and, effective January 3, 1999, has translation exposure to fluctuations in the value of the Dollar against the Euro. This exposure was and is not hedged by Royal Ahold. In fiscal 1998, an increase in the value of the Dollar of NLG 0.01 had a positive effect on consolidated net earnings of approximately NLG 4 million.

   Ahold's financial policy is to match the currency distribution of its borrowings to the denomination of its assets. As a result, fluctuations in balance sheet ratios resulting from changes in exchange rates are generally limited. The effect of other currency changes on Ahold's results is limited due to the smaller size of Royal Ahold's net earnings in other foreign currencies.

   To determine earnings Royal Ahold uses a quarterly average dollar rate. The following average rates were used for the years indicated:

  .  1998: NLG 1.98 per Dollar;

  .  1997: NLG 1.95 per Dollar; and

  .  1996: NLG 1.69 per Dollar.

   Ahold translates the balance sheets of subsidiaries operating in foreign currencies into Guilders using the exchange rate at the balance sheet date. This rate for the dollar was approximately:

  .  NLG 1.89 at the end of 1998; and

  .  NLG 2.00 at the end of 1997.

 Inflation and Changing Prices

   Inflation continues to cause moderate increases in costs to Royal Ahold, including the cost of merchandise, labor, utilities and acquiring property, plant and equipment, although cost inflation in Ahold's primary U.S. and Dutch markets has been relatively low for each of the last three years. In the United States, the inflation rate for food prices has been roughly equivalent to the general increase in consumer prices, while in the Netherlands, the inflation rate for food prices has remained below general price increases. Although there is the risk that inflation in Asia Pacific, Other Europe and Latin America could have an effect on Royal Ahold's results, Royal Ahold does not believe inflation has had a material effect on sales or results of operations in these regions to date, since Royal Ahold has been able to pass along merchandise price increases to its customers.

Year 2000 Compliance and the Euro

 Year 2000 Compliance

   "Year 2000 issues" generally refers to the problems that some date-sensitive software may have in determining the correct century beginning in 2000. For example, many systems will not recognize a difference between 1900 and 2000, because they use only the last two digits of the year (00) in their programming. Failure of such software or systems to recognize the correct century could result in system failures or miscalculations causing disruptions of operations and an inability to engage in similar ordinary business activities. A significant number of Royal Ahold's information technology systems may be affected by Year 2000 issues. These include systems within corporate offices, warehouses, retail outlets and suppliers. The impact of not achieving Year 2000 compliance would be significant, and could cause Royal Ahold's business to be interrupted through an inability, for example, to provide products to Royal Ahold's stores, to process sales through point-of-sale systems and to maintain an accurate record of activities.

   Royal Ahold began to address these issues in November 1996 by initiating an assessment of the systems then in use. From this assessment, Royal Ahold developed a plan to have all systems within Royal Ahold achieve Year 2000 compliance by the end of calendar year 1999. These systems will be made compliant either through remediation, replacement or upgrading. Royal Ahold's target is to have system compliance in the first half of 1999 to allow the remainder of the year for evaluation of the systems and additional testing, if necessary.

   Royal Ahold has also been in direct contact with certain suppliers and other business partners to monitor their compliance in Year 2000 matters. In the worst case scenario, cash registers and product ordering systems will fail to operate properly, resulting in the inability to collect customer payments and potential stock shortages.

   Royal Ahold is Year 2000 compliant in most of its major operations. In the U.S., the Netherlands, Chile, Brazil and Argentina, Royal Ahold has almost completed projects related to this problem. The Portuguese operations should be compliant by the end of the second quarter. Because operations in the Asia Pacific and in all other European countries were established relatively recently, Royal Ahold does not expect that these operations will be significantly affected by Year 2000 issues. Royal Ahold plans to complete preparations by the end of the second quarter to achieve Year 2000 compliance in Asia Pacific operations as well as in all other European country operations.

   Royal Ahold has contingency plans that provide for

  .  higher inventory levels;

  . ability to segregate affected systems to allow normal processing by non-affected systems; and

  .  manual procedures to replace affected processes.

   Management believes Year 2000 compliance will be achieved in a timely fashion and does not expect Royal Ahold to suffer any significant interruptions to its business which would have a material adverse effect on operations.

 Euro Conversion

   On January 1, 1999, the countries that are members of the Economic and Monetary Union ("EMU") established a new single currency known as the "Euro". For the following three years there will be a transitional period during which each EMU member country will have two currencies (the Euro and its local currency) for electronic fund transfers. However, it has not yet been determined whether stores will be obliged during the dual currency period, if any, to price their products in both the local currency and the Euro or whether the local currency will continue to have legal status during a possible further transitional period. Euro coins and notes will begin circulating on January 1, 2002, and it is expected that Guilders will remain in circulation for a maximum of six months following that date.

   The introduction of the Euro will have a significant effect on Royal Ahold's European operations and financial systems. Royal Ahold is currently engaged in a comprehensive project to identify and address all issues in the areas of information, administration, technology, store operations and distribution. Furthermore, Royal Ahold has been in formal communications with its significant suppliers so that they are ready to transfer to Euro billing whenever Royal Ahold desires to do so.

 Costs

   At fiscal year end 1998, Royal Ahold's consolidated balance sheet included a provision of NLG 119 million, relating primarily to consulting and information technology modification costs, of which NLG 55 million related to Year 2000 compliance and NLG 64 million related to the introduction of the Euro. During 1998 and 1997 Royal Ahold spent NLG 109 million and NLG 18 million, respectively, addressing both Year 2000 and Euro issues and expects to spend NLG 50 million in 1999 and NLG 69 million in the years thereafter. The costs of both projects are based on management's best estimates, which were derived using a number of assumptions as to future events, including the continued availability of certain resources. However, actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the following:

  .  the availability and cost of trained personnel;

  .  the ability to locate and correct all relevant computer codes;

  . the extent to which others are able to address their own Year 2000 issues; and

  . the final outcome of dual currency and retail pricing issues described above.

Foreign Investment Risks

   Royal Ahold and its subsidiaries have operations and other investments in a number of countries outside of the Netherlands and the United States. Foreign operations and investments are subject to the risks normally associated with conducting business in foreign countries such as:

  .  labor disputes;

  .  uncertain political and economic environments;

  .  risks of war and civil disturbances;

  .  risks associated with the movement of funds;

  .  deprivation of contract rights;

  . taking of property by nationalization or expropriation without fair compensation;

  . risks relating to changes in laws or policies of particular countries such as foreign taxation;

  . risks associated with obtaining necessary governmental permits, limitations on ownership and on repatriation of earnings; and

  .  foreign exchange and currency fluctuations.

Royal Ahold cannot assure you that these problems or other problems relating to foreign operations will not be encountered by Royal Ahold and its subsidiaries in the future. Foreign operations and investments may also be adversely affected by laws and policies of the Netherlands, the United States and the other countries in which Royal Ahold operates affecting foreign trade, investment and taxation.

Results of Operations

   Selected earnings data and their percentage relationship to sales are:

                                                   Fiscal Year
                         ---------------------------------------------------------------------
                                 1998                    1997                   1996
                         ----------------------- ---------------------- ----------------------
                         (in NLG millions, except per Common Share data and percentages)
Net Sales...............      58,364      100.0%     50,568      100.0%     36,538      100.0%
Gross Profit............      13,639       23.4      11,546       22.8       7,928       21.7
Operating Expenses......     (11,397)     (19.5)     (9,709)     (19.2)     (6,685)     (18.3)
Operating Results.......       2,242        3.9       1,837        3.6       1,243        3.4
Net Financial Expense...        (516)      (0.9)       (474)      (0.9)       (318)      (0.9)
Income Taxes............        (434)      (0.8)       (382)      (0.8)       (249)      (0.7)
Minority Interests......         (86)      (0.1)        (47)      (0.1)        (43)      (0.1)
Net Earnings............       1,206        2.1         934        1.8         632        1.7
Net Earnings per Common
 Share..................        2.06                   1.74                   1.38

Acquisitions and Consolidations

   Acquisitions are a key component of Ahold's growth strategy in the United States and in the relatively underdeveloped markets of Southern and Central Europe, Asia Pacific and Latin America. Royal Ahold substantially expanded its business through acquisitions in 1998, 1997 and 1996. Over this period, Ahold completed 10 significant business acquisitions, paying total consideration of approximately NLG 14.5 billion in cash and assumed indebtedness. Royal Ahold's acquisition program has considerably broadened the geographical scope of its worldwide business. Through the business acquisitions completed in 1998, 1997 and 1996, Ahold established a significant presence in a number of new markets, including Brazil, Argentina, Chile and Thailand. Store counts represent the number of stores owned by each company at the time of acquisition by Royal Ahold.

   Business acquisitions completed by Ahold during 1998, 1997 and 1996 were:

  . Giant-Landover (United States): acquisition of all of the voting stock of Giant Food, a U.S. company operating 179 supermarkets in the Mid-Atlantic region of the United States for $2.7 billion (NLG 5.6 billion) in cash. In conjunction with the acquisition, Ahold divested ten stores (including four Giant-Carlisle stores) pursuant to an agreement with the Federal Trade Commission (October 1998).

  . Disco (Argentina) and Santa Isabel (Chile): establishment of DAIH, a 50% partnership with Velox Retail Holdings (January 1998). DAIH currently controls a 90.3% stake in Disco (increased from 50.4% in December 1998), the largest food retailer in Argentina with 108 stores, and a 65.0% stake in Santa Isabel (increased from 37.0% in March 1998), a Chilean company with 64 stores in Chile, 15 in Peru, six in Paraguay and two in Ecuador. Total consideration paid by Ahold to acquire its interest in DAIH was approximately $538 million.

  . SuperMar (Brazil): acquisition by Bompreco, in which Royal Ahold holds a 50% interest, of SuperMar, operator of 50 food retail stores in the State of Bahia, Brazil, for approximately BRL 65 million (NLG 118 million) in cash (June 1997).

  . CRC Ahold Thailand (Thailand): acquisition from Central Robinson Group of a 49% interest in 30 supermarkets in Thailand for approximately THB
     4.4 billion (NLG 298 million) in cash through the establishment of a new partnership, CRC Ahold Thailand (January 1997). In April 1998, Royal Ahold increased its ownership interest to 100% subject to ownership interest repurchase options granted to the Central Robinson Group.

  . Bompreco (Brazil): acquisition of 38.9% of the common shares (representing a 50% voting interest) of Bompreco, a food retailer with 50 retail stores in northeastern Brazil, for approximately BRL 285 million (NLG 475 million) in cash (December 1996). Subsequent to the acquisition in August 1998, Ahold increased its percentage of ownership to 47.9%.

  . Store 2000 (Spain): establishment of a 50% partnership, Store 2000, with the parent company of Caprabo, a privately held food retail company based in Barcelona, Spain (December 1996). In October 1998, Royal Ahold terminated the partnership. In December 1998, Ahold acquired 15 stores in the Madrid area from Longinos Velasco, through its newly formed and wholly-owned subsidiary Ahold SuperMercados.

  . Shanghai Ahold-Zhonghui Supermarket Co. (China): establishment of a 50% partnership, Shanghai Ahold-Zhonghui Supermarket Co., to which Ahold contributed NLG 4 million and Shanghai Zhonghui Supermarket contributed 15 stores operating in the Shanghai region of China (October 1996). In January 1998, Shanghai Ahold-Zhonghui Supermarket Co. acquired 22 supermarkets from Yaohan Liancheng.

  . Stop & Shop (United States): acquisition of Stop & Shop, a U.S. company with 171 supercenters, supermarkets and convenience stores on the date of acquisition in the northeastern United States (July 1996). Total consideration was approximately $1.8 billion (NLG 3.0 billion) in cash and the assumption of $1.4 billion (NLG 2.3 billion) in interest-bearing debt. Thirty stores and two future sites were divested pursuant to an agreement with the FTC and certain state antitrust authorities.

  .  Ahold Kuok Malaysia and Ahold Kuok Singapore (Malaysia and
     Singapore): establishment of partnerships with the Kuok Group in Singapore, in which Ahold owns 60%, and in Malaysia, in which Ahold owns 52.2%, to develop food retailing operations in those countries (March
     1996). Ahold Kuok Malaysia opened its first two pilot stores in September 1996 and in September 1997 acquired the leases of 11 supermarkets from Emporium Holdings. During 1998 Ahold Kuok Malaysia acquired seven supermarkets from Yahona Corporation (May 1998) and 27 supermarkets from Parkson Corporation (July 1998).

  . Primarkt (the Netherlands): acquisition of Primarkt, a food retailer in the southern part of the Netherlands, operating 20 supermarkets and 16 liquor stores, for NLG 111 million (January 1996).

Recent Developments

   Since the end of fiscal 1998, Royal Ahold has announced a number of acquisitions, which could materially affect the results of operations, including its proposed acquisition of Pathmark and its acquisition of four supermarket companies in Spain.

                                                       Net Sales
                                                      Fiscal Year
                                       -----------------------------------------
                                           1998          1997          1996
                                       ------------- ------------- -------------
                                       Amount Change Amount Change Amount Change
                                       ------ ------ ------ ------ ------ ------
                                         (NLG in millions, except percentages)
Food Retailing
  The Netherlands..................... 12,306    6%  11,658    5%  11,064    5%
  United States....................... 31,959   15   27,879   47   18,968   42
  Other Europe........................  3,793   20    3,156   25    2,528   33
  Latin America.......................  4,625   79    2,581   --       --   --
  Asia Pacific........................    896   (3)     921   --       56   --
Food Wholesaling......................  4,584    9    4,199   11    3,788    2
Other Activities......................    201   16      174   30      134   84
                                       ------        ------        ------
Net Sales............................. 58,364   15   50,568   38   36,538   24
                                       ======        ======        ======

Net Sales

   Net sales in 1998 increased by NLG 7,796 million, or 15%, to NLG 58,364 million, from NLG 50,568 million in 1997. At constant exchange rates, consolidated net sales growth was 15% in 1998 compared to 1997. The major reasons for this increase were, in addition to autonomous growth, the fourth quarter consolidation of Giant-Landover, Disco and Santa Isabel and the additional week in fiscal 1998 for the Dutch and U.S. operations. Net sales in 1997 increased NLG 14,030 million, or 38%, to NLG 50,568 million from NLG 36,538 million in 1996. At constant exchange rates, consolidated sales growth was 28% in 1997 compared to 20% in 1996. The major reasons for this increase were the full-year consolidation of both Stop & Shop and Bompreco.

 Food Retailing

   In the Netherlands, net sales increases in 1998 and 1997 were primarily volume-related and mainly attributable to the upgrading of the existing stores and improvements in distribution efficiency. Sales in identical stores (those owned by Royal Ahold as well as franchise stores) at Albert Heijn, Royal Ahold's primary food retailer in the Netherlands, increased 4.3% in 1998 over 1997 after growing 4.0% in 1997 compared to 1996. Additionally, due to continued expansion in the Netherlands, the number of total stores, including franchises, increased to 686 in 1998 from 680 in 1997 and 665 in 1996. According to AC Nielsen, the market share for Albert Heijn remained relatively stable at 28% for fiscal years 1998 and 1997.

   Food retailing net sales in the United States increased by 15% in 1998 compared to 1997. The increase in overall net sales growth in 1998 was primarily due to increased market share and new store openings particularly at Stop & Shop and Giant-Carlisle. The inclusion of Giant-Landover's net sales as of October 28, 1998 further improved net sales in fiscal 1998. Bonus card programs introduced in 1998 and 1997 aimed to reward and generate customer loyalty resulted in positive effects at several U.S. subsidiaries. Identical store net sales in the United States increased by 1.6% in 1998, in comparison to 3.2% in 1997 and 2.9% in 1996. The decrease in growth in fiscal 1998 as compared to fiscal 1997 primarily reflected the leveling off of sales growth at BI-LO and Tops. In 1997, net sales grew 47% in comparison to 1996, primarily due to the inclusion of a full year's results of Stop & Shop, sales growth attributable to increased market share of BI-LO and new store openings. Sales in 1997 were slightly negatively affected by divestitures that Royal Ahold was required to make in connection with the Stop & Shop acquisition. See "--Acquisitions and Consolidations."

   Net sales in Other Europe, comprised of Portugal, the Czech Republic, Poland and Spain, increased by 20% in 1998 primarily due to net sales growth in Portugal, slightly offset by decreases in Poland and the Czech Republic. The net sales increase in Portugal in 1998 and 1997 resulted largely from the opening of new stores. Net sales in other European countries reflected an increase of 25% in fiscal 1997 in comparison to fiscal 1996. Sales growth in 1997 came primarily from growth in Portugal as a result of the opening of new stores as well as autonomous growth. In addition, net sales in fiscal 1997 were slightly improved by operations in the Czech Republic.

   In Latin America, net sales increased significantly in 1998, primarily due to the full year inclusion of Bompreco Bahia in Brazil, and by the fourth quarter consolidation of Disco and Santa Isabel in Argentina and Chile, respectively. The fiscal 1997 sales reflect the full year sales of Bompreco, acquired in December 1996, and the half-year sales of Bompreco Bahia, acquired in July 1997.

   The decrease in net sales in the Asia Pacific region in 1998 primarily resulted from the devaluation of the local currency rates associated with the overall downturn in the pan-Asian economy. The decrease was partially mitigated by the successful introduction of the TOPS store format and acquisitions in China, Malaysia, Singapore and Thailand. Net sales in the Asia Pacific region increased in fiscal year 1997 as compared to fiscal year 1996, primarily by the increase in the number of stores to 78 at the end of fiscal 1997 from 36 at the end of 1996. Sales in fiscal 1997 were further improved due to the expansion in Thailand through the joint venture with the Central Robinson Group.

 Food Wholesaling and Institutional

   Food wholesaling net sales increased by 9% in 1998, after an 11% growth in 1997. The increase in 1998 wholesale and institutional net sales compared to 1997 and the increase in 1997 compared to 1996 was attributable to increased net sales to affiliated customers. The total number of supermarket outlets affiliated with Schuitema, Ahold's primary wholesaling arm, was 464, 485 and 486 at the end of 1998, 1997 and 1996, respectively. The combined market share of total Dutch sales of the supermarket outlets affiliated with Schuitema, as reported by AC Nielsen, was approximately 11.0% in 1998, 10.6% in 1997 and 10.3% in 1996.

   Institutional food net sales in 1998 through the operating company Grootverbruik Ahold B.V. ("GVA") were approximately NLG 800 million in 1998, NLG 700 million in 1997 and NLG 600 million in 1996.

 Other Activities

   Ahold's other activities primarily consist of revenues from real estate operations. Net sales consist of rent revenue generated from third parties, including franchisees (intercompany rent revenue is eliminated in consolidation) and sales to third parties from Ahold's production companies. As a percentage of total Ahold sales, these sales are insignificant.

Gross Profit

   Gross profit in 1998 was NLG 13,639 million, compared to NLG 11,546 million in 1997 and NLG 7,928 million in 1996. The increase in 1998 was caused by both increases in sales and gross margin improvements and the acquisition of Giant-Landover in October 1998. In addition, 1998 and 1997 gross profits were positively affected by a stronger Dollar.

   Gross margin was 23.4% in 1998, compared to 22.8% in 1997 and 21.7% in 1996. Gross margin increased in 1998 despite strong competition. The gross margin increase of 0.6 percentage points in 1998 compared to 1997 was due primarily to the growth in higher margin operations in the United States and Portugal. The gross margin increase of 1.1 percentage points in 1997 compared to 1996 was due primarily to full year inclusion in 1997 of Stop & Shop and operations in other European countries.

Operating Expenses

   Operating expenses, consisting of selling, general and administrative expenses, were NLG 11,397 million in 1998, compared to NLG 9,709 million in 1997 and NLG 6,685 million in 1996. Such expenses constituted 19.5%, 19.2% and 18.3% of net sales in 1998, 1997 and 1996, respectively. The increase in operating expenses as a percentage of net sales in 1998 was due to integration costs of Asian operations and start-up expenses incurred by Ahold's operations in Asia Pacific and Poland. Royal Ahold anticipates that additional economies of scale will be realized in future fiscal periods with the further integration of Giant-Landover and Royal Ahold's U.S. operations. The increase in operating expenses relative to sales in 1997 was caused by the start-up expenses incurred by Ahold's Asia Pacific, the cost of integrating Finast and Tops and the realignment and reorganization of other existing operations in the U.S.

   Selling expenses were NLG 9,725 million, NLG 8,401 million and NLG 5,878 million in 1998, 1997 and 1996, respectively. Selling expenses as a percentage of sales were relatively unchanged at 16.7% in 1998, compared to 16.6% in 1997 and 16.1% in 1996. The increase in selling expenses as a percentage of sales in 1997 was attributable to increased promotional activity at most locations. Increases in the amount of expenses resulted from selling expenses at acquired and newly consolidated companies. The increase in selling expenses as a percentage of sales in 1996 was due to the inclusion of Stop & Shop, which had selling expenses that, as a percentage of sales, were higher than Ahold's other operating companies.

   General and administrative expenses were NLG 1,672 million, NLG 1,308 million and NLG 807 million in 1998, 1997 and 1996, respectively. General and administrative expenses as a percentage of sales were 2.9% in 1998, compared to 2.6% in 1997 and 2.2% in 1996. General and administrative expenses in 1998 increased as an absolute number and as a percentage of net sales due to the inclusion of newly acquired and consolidated companies, particularly Giant-Landover, that have historically had a higher level of general and administrative costs than Ahold's other operating units. General and administrative expenses in 1997 increased compared to 1996 due to the full year inclusion of Stop & Shop.

   In order to cover costs of the reorganization of the distribution system as well as a number of other planned changes in its organizational structure initiated in 1993, Albert Heijn has made provisions for severance benefits payable to administrative, production, distribution and store personnel. Such provisions have been made over several years as the extent of the reorganization has been refined. Provisions have been accrued for in accordance with a master agreement between Albert Heijn and the affected labor unions dated March 1993. At January 3, 1999, 2,000 employees had been terminated under this agreement. The number of terminated employees is expected to increase to a maximum of 2,050 employees. The accrued costs at January 3, 1999 and December 28, 1997 of NLG 110 million and NLG 114 million, respectively, include contractual termination benefits and supplemental monthly payments over a period (which may extend up to ten years) based on the employee's salary, age and length of service. Payments of such costs aggregated NLG 20 million, NLG 42 million and NLG 12 million in 1998, 1997 and 1996, respectively. Payments in 1999 and 2000 are expected to be NLG 28 million in each of the fiscal years.

   In March 1999, Royal Ahold has announced the consolidation over an 18-month period of its five U.S. operating companies' accounting departments into a single financial service center called "Ahold Financial Services." The center will result in economies of scale and facilitate the integration of new acquisitions.

Operating Results

   Operating results were NLG 2,242 million in 1998, an increase of 22% over 1997, and NLG 1,837 million in 1997, an increase of 48% over 1996. Operating results improved in 1998 in all geographic areas except for Asia Pacific, where losses resulted from start-up costs and the regional economic crisis. Exchange rates fluctuations, particularly the Dollar against the Guilder, had a net positive effect of NLG 37 million and NLG 153 million on operating results in 1998 and 1997, respectively, which were slightly offset by the negative exchange rate fluctuations experienced in Asia Pacific. At constant rates of exchange, operating results would have increased 20% in 1998 compared to 36% in 1997. As a percentage of sales, operating results improved to 3.9% in 1998, an increase of 0.3% compared to 1997. This increase resulted primarily from increased margins in U.S. operations. Operating results improved in 1997 as a percentage of sales to 3.6% from 3.4% in 1996. This improvement was primarily attributable to the inclusion of Stop & Shop, whose operating results, as a percentage of sales, were higher than those of Ahold's other operating companies.

Net Financial Expense

   Income from unconsolidated subsidiaries and affiliates was NLG 24 million in 1998, NLG 6 million in 1997 and NLG 6 million in 1996.

   Interest expense increased in 1998 to NLG 704 million compared to NLG 605 million in 1997 and NLG 374 million in 1996. The increase in 1998 was primarily due to the issuance of subordinated convertible notes and the consolidation of interest expenses of Disco and Santa Isabel in the fourth quarter and Giant-Landover effective October 28, 1998. The increase in interest expense in 1997 related primarily to the short-term and long-term debt, including capital leases, assumed through the acquisition of Stop & Shop in July 1996.

   The interest coverage ratio (operating results, foreign currency results, income from unconsolidated subsidiaries plus interest income divided by interest expense) was 3.5, 3.2 and 3.5 in 1998, 1997 and 1996, respectively. In 1998 Royal Ahold recognized a foreign currency loss of approximately NLG 4 million primarily as a result of Dollar-denominated borrowings in Asia Pacific and Latin America. In 1997, these Dollar denominated borrowings resulted in a foreign currency gain of approximately NLG 30 million. Net financial expense is expected to increase in fiscal year 1999, reflecting activities consolidated in 1998 and the issuance of convertible subordinated debt in October 1998.

Income Taxes

   Royal Ahold's effective income tax rates were 25.2% in 1998, 28.1% in 1997 and 26.9% in 1996. In 1998, the decrease in the effective tax rate was largely attributable to the changes in the composition of earnings. In 1997, operations in countries with higher effective tax rates, such as the United States and Portugal, contributed higher pre-tax earnings relative to countries with lower effective tax rates.

Net Earnings

   Net earnings in 1998 were NLG 1,206 million, representing an increase of 29.1% in comparison to 1997. Net earnings per share rose 18.4% in 1998 to NLG
2.06. At constant exchange rates, net earnings increased 28.0% in 1998 compared to 1997 corresponding to a 16.7% increase in earnings per share. Net earnings in 1997 were NLG 934 million, representing a 47.8% increase over 1996, resulting in a 26.1% increase in net earnings per share to NLG 1.74.

   Following U.S. GAAP, net earnings would have been NLG 876 million in 1998, compared to NLG 712 million in 1997 and NLG 517 million in 1996. The principal differences between Dutch GAAP and U.S. GAAP affecting net earnings include the accounting treatment of pensions, provisions and goodwill. For further information, see note 23 to the consolidated financial statements.

Liquidity and Capital Resources

 Cash Flow and Liquidity

   Cash flow generated from operations provides Royal Ahold with a significant source of liquidity. Cash flow from operations is re-invested each year in new stores, store remodeling and store expansions as well as in efficiency-improving measures and retailing innovations.

   Royal Ahold's operating activities in fiscal 1998 generated net cash of NLG 2,772 million with NLG 2,775 million generated by earnings before minority interests plus depreciation and amortization. In 1997 and 1996, cash flows from operating activities were NLG 2,037 million and NLG 1,176 million, respectively, with NLG 2,171 million and NLG 1,509 million, respectively, generated by earnings before minority interests plus depreciation and amortization.

   Cash and cash equivalents at year end 1998, 1997 and 1996 were NLG 1,145 million, NLG 655 million and NLG 714 million, respectively. The ratio of current assets to current liabilities was 87.4%, 81.1% and 85.2% at year end 1998, 1997 and 1996, respectively. At the end of 1998, Ahold and its subsidiaries held approximately 29 days of inventory, compared to 30 days at the end of 1997 and 1996.

   Ahold's primary line of credit, entered into in December 1996, is a $1 billion, seven-year multi-currency revolving credit facility, under which, at January 3, 1999, $73 million (NLG 139 million) was available for additional borrowings. In March 1998, Ahold entered into an additional $500 million, four-year standby multi-currency revolving credit facility. The terms and conditions of this facility are substantially similar to Royal Ahold's existing $1 billion multi-currency revolving credit facility. At January 3, 1999, no amounts were outstanding under the four-year credit facility.

   These facilities are intended to ensure Ahold of sufficient financial capacity. Management believes that these lines of credit represent a sufficient source of funds for future short-term and long-term financing of ongoing operations.

 Investing Activities and Capital Expenditures

   Amounts for capital expenditures and acquisitions of businesses were as follows:

                                                               Fiscal Year
                                                            -------------------
                                                            1998   1997   1996
                                                            -----  -----  -----
                                                             (NLG millions)
Purchases of tangible fixed assets......................... 2,908  2,711  1,602
Acquisitions of businesses................................. 6,764    351  3,793
Fixed assets disposals and other...........................  (237)  (254)  (630)
                                                            -----  -----  -----
Net cash used in investing activities...................... 9,435  2,808  4,765
                                                            =====  =====  =====
Capitalized lease commitments incurred.....................   288    143    107

   In 1998, Ahold spent NLG 2,908 million on fixed assets compared to NLG 2,711 million in 1997. Of the amount expended in fiscal year 1998, approximately 77% was spent on new stores and store improvements and the remainder was spent on distribution centers, computer hardware and other assets.

   Investments in tangible fixed assets are expected to amount to approximately NLG 4,400 million in 1999, of which approximately NLG 750 million was committed as of the end of 1998. The following shows the breakdown of expected 1999 fixed assets expenditures by geographic location:

  .  NLG 600 million in the Netherlands;

  .  $1.1 billion (NLG 1.9 billion) in the United States;

  .  NLG 900 million in Other Europe;

  .  NLG 750 million in Latin America; and

  .  NLG 50 million in Asia Pacific.

   In addition, management expects that in 1999 new capitalized lease commitments will amount to approximately $200 million (NLG 378 million), all in the United States.

   Ahold spent NLG 6,764 million in 1998 on acquisitions of businesses, primarily Disco, Santa Isabel and Giant-Landover. Royal Ahold spent NLG 351 million in 1997 primarily on the acquisitions of its interest in CRC Ahold, Thailand and a partnership interest in SuperMar in Brazil by Bompreco.

   Acquisitions in 1998 were primarily financed out of proceeds from Royal Ahold's issuances of common shares, cumulative preferred shares and convertible subordinated notes. See "-- Financing Activities." Except for Stop & Shop, acquisitions in 1997 and 1996 were primarily financed through cash from operations and other internal sources. The Stop & Shop acquisition was financed with the proceeds from Royal Ahold's issuance of common shares.

   If the Pathmark acquisition is completed, the total cash consideration to be paid by Royal Ahold will be $243 million. Royal Ahold intends to fund this amount from cash on hand and, to the extent that cash on hand is not sufficient, by drawing on its existing $1.0 billion credit facility. Royal Ahold also will indirectly assume all of Pathmark's interest-bearing debt, which totaled approximately $1.5 billion as of January 30, 1999. Royal Ahold currently intends to refinance the Pathmark debt obligations as soon as practicable following consummation of the acquisition. Royal Ahold currently is considering financing a portion of such indebtedness through an equity offering, and to refinance the balance of such indebtedness through the incurrence of debt. Royal Ahold also anticipates that it would incur approximately $500,000 in per store remodeling costs for select Pathmark stores over the next few years.

 Financing Activities

   Cash provided through financing activities in 1998 was NLG 7,310 million, consisting primarily of proceeds from global offerings. In April 1998, Royal Ahold issued 34,500,000 common shares, resulting in total net proceeds to Ahold of approximately NLG 2.2 billion. The proceeds were primarily used to repay debt incurred to finance the acquisition of Royal Ahold's 50% participation in DAIH and to fund a $100 million 6% loan to Velox Retail Holdings.

   In August 1998, Ahold issued 24 million cumulative preferred financing shares resulting in aggregate net proceeds of approximately NLG 161 million. The net proceeds were used for general corporate purposes in the Netherlands.

   In September and October 1998, to finance the acquisition of Giant-Landover, Royal Ahold issued 51,750,000 common shares, resulting in net proceeds of approximately NLG 2.7 billion, and NLG 1,495 million aggregate principal amount of 3% convertible subordinated notes due 2003.

   Financing activities in 1997 provided NLG 664 million of cash compared to NLG 3,430 million in 1996. Cash provided by financing activities in 1997 consisted of NLG 284 million of capital contributed by minority interests and NLG 56 million cash provided from the exercise of stock options, and NLG 324 million provided by changes in short and long-term debt, capitalized lease commitment payments, proceeds from stock options and dividends paid.

   In December 1997, Albert Heijn issued NLG 300 million aggregate principal amount of 5.875% senior obligations (guaranteed by Royal Ahold) due in December 2007; and Royal Ahold issued NLG 200 million aggregate principal amount of its 5.875% subordinated bonds due in December 2005. The proceeds from the issuance of the senior obligations were used to repay in part pre-existing debt obligations and the proceeds of the subordinated bonds were used to defease in substance NLG 200 million aggregate principal amount of 7.625% subordinated loans maturing in 2000.

   Ahold has hedged certain risks related to fluctuations of interest rates on its Dollar-denominated debt and a portion of its Guilder-denominated debt through the purchase of options. It is Royal Ahold's policy to hedge only well-defined interest-rate or foreign-exchange-transaction exposure and not to hedge foreign exchange translation exposure.

   At the end of fiscal 1998, Royal Ahold had 14 open foreign exchange contracts and two open option contracts related to purchase commitments denominated in Dollars. Additionally, at the end of 1998, Royal Ahold had six swaps which converted certain fixed-rate debt into floating-rate debt and six swaps converting floating-rate debt into fixed-rate debt (related to its $1 billion seven-year multi-currency revolving credit facility and various Portuguese obligations). Management believes that its hedging practices do not expose Royal Ahold to any unusual risks or significant exposure to potential liabilities from these transactions. For details regarding the notional amounts and values of such derivative financial agreements, see note 21 to the consolidated financial statements.

   Interest-bearing debt (including capitalized lease commitments) was NLG 10,584 million at the end of fiscal 1998 compared to NLG 6,985 million at the end of fiscal 1997 and NLG 5,434 million at the end of 1996. Net gearing, the ratio of interest-bearing debt, net of cash, to stockholders' equity plus minority interests ("group equity"), was 239%, 174% and 172% at fiscal year end 1998, 1997 and 1996, respectively. The ratio of interest-bearing debt to total assets increased to 42.0% in 1998 from 37.1% at fiscal year end 1997 and 36.5% at fiscal year end 1996.

   Stockholders' equity was NLG 3,422 million, NLG 3,089 million and NLG 2,417 million at year end 1998, 1997 and 1996, respectively. Group equity represented 16% of total assets at the end of 1998 compared to 19% at the end of fiscal 1997 and 19% at the end of fiscal 1996.

   Following U.S. GAAP, stockholders' equity would have been NLG 14,659 million at fiscal year end 1998, compared to NLG 9,593 million at fiscal year end 1997 and NLG 8,114 million at fiscal year end 1996. The principal differences between Dutch GAAP and U.S. GAAP affecting stockholders' equity are the accounting treatment of goodwill, pensions, provisions and proposed dividends of Dutch plans and proposed dividends on common shares. See note 23 to the consolidated financial statements.

Outlook

   Sales and operating results in fiscal year 1999 (which will consist of 52 weeks) are expected to improve in all regions. It is anticipated that 1999 earnings per share, excluding currency fluctuations, will increase by approximately 15-20%.

   Albert Heijn expects to generate higher 1999 sales and results. The specialty stores, Ahold Institutional Food Supply and wholesaler Schuitema are expected to generate further growth in sales and operating results. In the Netherlands, Albert Heijn will continue to provide improved and innovative customer service. The focus will be on persistent fine tuning of store formats and distribution processes.

   In the United States, Royal Ahold expects sales and operating results to increase substantially in 1999. The October 1998 acquisition of Giant-Landover will make an important contribution to growth in the U.S. in 1999. Autonomous growth and many new initiatives to further improve cooperation among the supermarket companies are expected to impact positively on operating margins. Royal Ahold expects further growth to be enhanced through the anticipated acquisition of Pathmark. Completion of the transaction is subject to a number of conditions including obtaining necessary U.S. federal and state antitrust approvals.

   In Portugal, increased sales and operating earnings are expected in 1999, reflecting further store expansion. In the Czech Republic, sales are expected to rise sharply due to new store openings in 1998 along with two additional hypermarkets planned to open in 1999. In Poland, sales will be boosted by the opening of new stores and operating losses will be limited. The supermarket companies acquired in Spain in early 1999 are expected to make a modest contribution to results.

   In Latin America, sales and earnings, expressed in local currencies, are expected to increase considerably in 1999. However, the devaluation of the Brazilian Real is expected to have a limited negative impact on consolidated earnings. Royal Ahold expects further growth for Bompreco in Brazil, due in part to new store openings and remodeling. Despite increased competition, Royal Ahold expects annual sales and operating results at Disco in Argentina and Santa Isabel, based in Chile to improve in fiscal year 1999.

   Growth of sales and earnings in Asia Pacific have lagged behind Royal Ahold's initial expectations, reflecting start-up costs and ongoing difficult economic conditions. While Royal Ahold expects the region's economy to improve modestly in fiscal year 1999, operating losses are anticipated, but at a lower level than in fiscal 1998.

   Through internal growth and acquisitions in 1999, Royal Ahold will strive to further develop its worldwide network of food retail companies offering a superior shopping experience to customers in their local marketplace. Autonomous growth can be financed from cash flow available from current operations. Sizeable acquisitions will be financed from external sources. The equity ratio is expected to increase through the accumulation of retained earnings in stockholders' equity.

Forward-looking Statements

   Certain statements contained in this prospectus supplement or the attached prospectus or incorporated by reference in the attached prospectus are "Forward-looking Statements" within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, and are intended to be covered by the safe harbors created thereby. Such statements include, but are not limited to:

  . statements as to expected increases in sales, operating results, market shares and certain expenses, including interest expenses, in respect of certain of Royal Ahold's operations;

  . expectations as to the impact of innovative improvements on productivity levels, operating results and profitability in the stores;

  . expectations as to the savings from new projects and programs and from increased cooperation between Ahold's subsidiaries (in particular, in the United States);

  . estimates and financial targets in respect of net earnings growth and net earnings per share;

  . expectations regarding the impact of recent acquisitions on future results of operations;

  . statements as to the anticipated rate of growth of markets in which Royal Ahold has operations;

  .  expectations with respect to opportunities for expansion and growth;

  . expectations regarding whether conditions of closing of agreements for acquisitions of businesses or stores will be satisfied, and whether those acquisitions will be consummated on schedule or at all;

  .  statements as to the funding of future expenditures and investments;

  .  estimates of Euro and Year 2000 costs and impact of non-compliance;

  . expectations of risks and liabilities of hedging transactions entered into by Royal Ahold;

  .  statements as to the expected outcome of certain legal proceedings; and

  .  estimates of future growth in the number of employees.

   These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements ("cautionary statements") include:

  . the effect of general economic conditions and changes in interest rates in the countries in which Royal Ahold operates;

  . increases in competition in the markets in which Royal Ahold's subsidiaries operate and changes in marketing methods utilized by competitors; and

  . fluctuations in exchange rates between the Euro and the other currencies in which Royal Ahold's assets, liabilities and results are denominated, in particular, the Dollar;

as well as the other factors discussed elsewhere in this prospectus supplement or the attached prospectus or in the documents incorporated by reference in the attached prospectus.

   Many of these factors are beyond Royal Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

                            DESCRIPTION OF BUSINESS

Strategy

   Royal Ahold's objective is the continuous development of a profitable, growing global food retail business. Its overall financial target is to double net earnings every five years and to increase earnings per share by approximately 15% per annum through 2001 (excluding currency impact) while improving its return on invested capital. Earnings per share are anticipated to increase between 15% and 20% in fiscal 1999 (excluding currency impact). The higher earnings per share in fiscal 1999 are anticipated to result from synergies and cost savings expected to be realized from acquisition in October 1998 of Giant-Landover. Royal Ahold seeks to reach its financial targets through both internal expansion and the acquisition of new businesses.

   Royal Ahold tailors its operating and growth strategy for individual markets to the opportunities and needs presented in those markets as identified by local management. Royal Ahold currently anticipates that the majority of its targeted earnings growth in the medium- to long-term will be derived primarily from its existing operations and, to a lesser extent, from acquisitions. Royal Ahold currently expects to finance smaller acquisitions with cash from operations or new borrowings. To finance multiple medium-sized acquisitions or a large acquisition, Royal Ahold currently expects to issue equity securities for approximately 50% of the amount required, with the remainder to be financed through new borrowings.

   Royal Ahold's core business remains food retailing. It may diversify into complementary areas only when it sees opportunities to increase profitability or gain a competitive advantage through activities such as certain specialty retailing and food wholesaling businesses.

   A key element of Royal Ahold's strategy is to capitalize on the large scale and global nature of its food retailing business to improve earnings and build strong market positions. At the same time, Royal Ahold seeks to have quality, decentralized operating management that can focus on addressing customer needs in each of Royal Ahold's local markets. Accordingly, wherever it operates, Royal Ahold aims to enhance its competitive position by applying both its "global" and "local" strengths. This results in increased productivity and lower costs while providing customers with a superior shopping experience and competitive prices.

 Capitalizing on Global Strengths

   Because of its long experience in the industry and the large size and global nature of its food retail business, Royal Ahold enjoys competitive advantages both with respect to the scale of its operations and its accumulated know-how and technical expertise. Royal Ahold believes this benefits its operations (1) through the sharing of retail know-how, (2) by creating economies of scale in purchasing and technological development and
(3) by allowing a range of profitable investment possibilities. To date, Royal Ahold has applied its strategy of coordinating buying and technology development primarily on a regional basis. Royal Ahold is currently pursuing a number of initiatives to coordinate certain group activities on a global basis, particularly in the area of sourcing.

 Appropriate Management Structure for Control and Responsiveness

   Royal Ahold considers it essential to tailor marketing, pricing, merchandising and store formats to the requirements of each local environment in which it operates. As a result, decision-making in these areas is largely decentralized within Royal Ahold and retail strategies vary accordingly. For example, in the Netherlands, Albert Heijn has developed into a pre-eminent food retailer through a successful store formula of offering customers a wide range of competitively-priced products, high standards of service, innovative formats and customer loyalty programs.

   In the United States, local management of each of Royal Ahold's five supermarket companies has effective authority to determine the optimal means of improving market position in view of local conditions. Recently, the emphasis in most of the U.S. operations has been on optimizing store size and implementing tailored programs to meet customer demands for one-stop shopping and competitive pricing. Management is continuing to implement new initiatives to consolidate and coordinate the activities of Royal Ahold's U.S. operating subsidiaries in order to further enhance productivity.

   In its other operations, Royal Ahold has developed and successfully introduced new store formats responsive to local market requirements, including hypermarkets in Portugal and discount food stores in the Czech Republic. In other less-mature markets, it seeks to enhance its market position and achieve real growth by combining the experience and local market knowledge of joint venture partners with its own technical expertise and know-how in food retailing. In the Asia Pacific region, for example, Royal Ahold's strategy is focused on a pan-Asian supermarket concept and business model. Through this approach, all of its Asian Pacific companies are able to benefit from common procurement and shared retail technology supported by Royal Ahold's global network.

   Royal Ahold has established a system whereby each of its local businesses can share information with each other. This "mentoring" system has formally linked operations in less-developed markets with Royal Ahold companies in more mature markets to assure quick access to know-how and responsiveness to local management needs. Royal Ahold has also established a business development group to share information on developing trends, such as the sale of non-food articles in supermarkets. The group is also focusing on developing platforms for the exchange of know-how among Royal Ahold's subsidiaries. With these programs, Royal Ahold hopes to improve profitability in all markets while increasing local competitive advantages.

 Proven Ability to Increase Productivity and Cut Costs

   Royal Ahold maintains a rigorous focus on improving efficiency and cutting costs. In the Netherlands, productivity improvements have been brought about primarily through the implementation of new technologies such as Albert Heijn's reorganized distribution system. In the United States, Royal Ahold has established working groups composed of representatives of each of its U.S. chains whose objective is to identify and implement operational "best practices" and potential efficiency improvements across the various chains. Among the changes that Royal Ahold has already implemented are central purchasing and distribution services for health and beauty care products and central computer information services. In part because of these initiatives, between 1996 and 1998 operating results as a percentage of sales of Royal Ahold's Dutch operations improved from 3.7% to 3.9%, and of its U.S. operations improved from 3.2% to 4.4%. Royal Ahold is exploring ways in which these successful initiatives may be applied in its other operations, including those in recently entered markets.

 Growth Strategy for Longer-Established Operations

   In markets where it has established operations, Royal Ahold seeks to continue to improve profitability and maintain real growth both through internal expansion and, where possible, through acquisitions. Historically, in both the Netherlands and the United States, Royal Ahold has sought to grow by reinvesting a substantial portion of the significant cash flow generated from operations back into its existing businesses, and Royal Ahold expects to continue to do so in the future.

   Although future opportunities for significant acquisitions in the Netherlands are expected to be limited, management believes that the United States will continue to provide attractive acquisition opportunities, and Royal Ahold is continually seeking such opportunities to complement its established U.S. operations. The acquisitions of Stop & Shop in 1996 and of Giant-Landover in 1998 are examples of Royal Ahold's ability to expand and improve its operations in this manner. On March 10, 1999, Royal Ahold announced its intention to acquire Pathmark Stores, Inc. If the acquisition is consummated, Royal Ahold believes that Pathmark's market position and operating results can be significantly improved. See "Prospectus Supplement Summary--Recent Developments--Proposed Pathmark Acquisition." Royal Ahold is currently reviewing its European strategy and, in light of potential industry changes and the increasing integration of certain European markets, is analyzing the benefits that may be derived from increased critical mass within the region and the ways in which it may achieve such critical mass.

 Growth Strategy for Recently Entered Markets

   Opportunities for a strong return on investment and long-term growth have led Royal Ahold to expand into the relatively less mature markets of Southern Europe, Central Europe, Latin America and the Asia Pacific region. The development stage of the food retail industry in these different markets varies. However, management believes these regions are generally characterized by above-average long-term growth in purchasing power and a below-average penetration of food sales by supermarkets. In these markets, both autonomous expansion and acquisitions are key to Royal Ahold's growth strategy.

   Because Royal Ahold considers an understanding of the specific characteristics of each local market essential to its success in such markets, where appropriate Royal Ahold aims to work in conjunction with local partners. Royal Ahold is continually exploring opportunities for further acquisitions in these geographic areas with a focus on potential operational synergies with its existing businesses. Royal Ahold is also continually evaluating acquisition opportunities in other areas with underdeveloped food retail structures that offer significant growth potential.

Overview

   Ahold is the largest food retailer in the Netherlands based on 1998 sales and number of stores and one of the largest food retailers in the United States based on 1998 sales. It is also one of the largest and among the most internationally diverse food retailing groups world-wide. As of fiscal year end 1998, Ahold operated over 3,600 stores, including over 600 franchise stores, and employed approximately 280,000 people world-wide. Store formats are primarily supermarkets, but Ahold also operates through hypermarkets, discount stores, specialty stores and convenience stores. As of March 31, 1999 Royal Ahold had a market capitalization of NLG 49.2 billion or (Euro) 22.3 billion ($26.0 billion). The following table sets out, as of the dates indicated, Royal Ahold's store count and sales area by geographic region:

                Store Count and Sales Area by Geographic Region

                                            As of Fiscal Year End
                         -----------------------------------------------------------
                                1998                1997                1996
                         ------------------- ------------------- -------------------
                         Store  Sales Area   Store  Sales Area   Store  Sales Area
                         Count (sq. ft. 000) Count (sq. ft. 000) Count (sq. ft. 000)
The Netherlands (1)..... 1,751     9,410     1,750     8,969     1,649     8,391
United States (1)....... 1,031    30,175       830    23,208       817    22,437
Other Europe............   418     4,448       348     3,493       267     2,673
Latin America...........   292     5,964        93     2,405        50     1,322
Asia Pacific............   138     1,715        78     1,487        36       212
                         -----    ------     -----    ------     -----    ------
Total................... 3,630    51,712     3,099    39,562     2,819    35,035
                         =====    ======     =====    ======     =====    ======

--------
(1) Including franchise stores

  Ahold's operations are located primarily in the United States and the Netherlands. Sales in the United States accounted for 55% of the total sales in 1998 while sales in the Netherlands accounted for 29% of total sales. Ahold also has operations in Portugal, the Czech Republic, Poland, Spain, Latin America, and in several countries in Asia Pacific. Ahold's principal business is food retailing. Food retailing accounted for 92% of total sales in 1998. Royal Ahold also engages in wholesale, institutional food supply and certain specialty retailing activities in the Netherlands. The following tables set out, for the periods indicated, Ahold's sales and operating results by business segment and geographic region:

                  Sales by Business Segment/Geographic Region

                                                       Fiscal Year
                                         ---------------------------------------
                                               1998           1997       1996
                                         ----------------- ---------- ----------
                                          ($)   (NLG)  (%) (NLG)  (%) (NLG)  (%)
                                            (in millions, except percentages)
Food retailing:
 The Netherlands (1)....................  6,511 12,306  21 11,658  23 11,064  30
 United States (1) (2).................. 16,174 31,959  55 27,879  55 18,968  52
 Other Europe...........................  2,007  3,793   6  3,156   6  2,528   7
 Latin America..........................  2,447  4,625   8  2,581   5     --  --
 Asia Pacific...........................    474    896   2    921   2     56  --
                                         ------ ------ --- ------ --- ------ ---
Total food retailing.................... 27,613 53,579  92 46,195  91 32,616  89
Food wholesaling........................  2,425  4,584   8  4,199   9  3,788  11
Other activities........................    106    201  --    174  --    134  --
                                         ------ ------ --- ------ --- ------ ---
Total................................... 30,144 58,364 100 50,568 100 36,538 100
                                         ====== ====== === ====== === ====== ===

--------
(1) Includes sales to franchise stores.
(2) Dollar amounts represent the actual amount before translation into Guilders and were $14,291 million and $11,232 million in 1997 and 1996, respectively.

                     Operating Results by Business Segment

                                                  Fiscal Year
                                      -----------------------------------------
                                           1998            1997        1996
                                      -----------------  ----------  ----------
                                       ($)   (NLG)  (%)  (NLG)  (%)  (NLG)  (%)
                                       (in millions, except percentages)
Food retailing....................... 1,116  2,109   94  1,680   92  1,114   90
Food wholesaling.....................    48     90    4     81    4     64    5
Real estate..........................    57    108    5    115    6     98    8
Other activities.....................    12     23    1     32    2     20    2
Unallocated corporate costs..........   (47)   (88)  (4)   (71)  (4)   (53)  (5)
                                      -----  -----  ---  -----  ---  -----  ---
Total................................ 1,186  2,242  100  1,837  100  1,243  100
                                      =====  =====  ===  =====  ===  =====  ===

                    Operating Results by Geographic Region

                                                  Fiscal Year
                                      -----------------------------------------
                                           1998            1997        1996
                                      -----------------  ----------  ----------
                                       ($)   (NLG)  (%)  (NLG)  (%)  (NLG)  (%)
                                       (in millions, except percentages)
The Netherlands......................   355    671   30    607   33    552   45
United States (1)....................   714  1,408   63  1,120   61    600   48
Other Europe.........................   114    215   10    179   10    165   13
Latin America........................    74    139    6     81    4     --   --
Asia Pacific.........................   (54)  (103)  (5)   (79)  (4)   (21)  (1)
Unallocated corporate costs..........   (47)   (88)  (4)   (71)  (4)   (53)  (5)
                                      -----  -----  ---  -----  ---  -----  ---
Total................................ 1,156  2,242  100  1,837  100  1,243  100
                                      =====  =====  ===  =====  ===  =====  ===

--------
(1) Dollar amounts represent the actual amounts before translation into Guilders.

   The following table shows average capital employed by geographic region. "Capital employed" is defined as fixed assets (including capitalized leases), plus goodwill (at initial cost at date of acquisition) and net working capital.

                 Average Capital Employed by Geographic Region

                                                               Average Capital
                                                             Employed for Fiscal
                                                                    Year
                                                             -------------------
                                                              1998   1997  1996
                                                             ------ ------ -----
                                                              (NLG in millions)
The Netherlands.............................................  2,646  2,331 2,118
United States (1)........................................... 12,893 10,817 6,187
Other Europe................................................  1,829  1,279   927
Latin America...............................................  1,890  1,125    --
Asia Pacific................................................    429    269    --
                                                             ------ ------ -----
Total....................................................... 19,687 15,821 9,232
                                                             ====== ====== =====

--------
(1) Actual amounts reflected in U.S. dollars prior to conversion into Guilders are $6,265 million, $5,695 million and $4,201 million for the fiscal year 1998, 1997 and 1996, respectively.

 The Netherlands

   Ahold pioneered the supermarket concept in the Netherlands and is currently the leading Dutch food retailer through its Albert Heijn supermarket chain, as measured by both sales volume and number of stores. With 686 supermarkets, including 169 franchise stores, Albert Heijn enjoys wide name recognition in the Dutch market. According to AC Nielsen, an international research agency, Albert Heijn had a market share of 28% in the Netherlands in 1998. It achieved this position by implementing a retailing strategy of offering customers a wide range of competitively priced products and a high service level in modern stores. Albert Heijn continually seeks to expand and strengthen its presence in the Dutch market and to improve its profitability through the following initiatives:

  .  developing customer loyalty programs;

  . servicing a growing number of independent franchisees operating under the Albert Heijn name and formula;

  .  investing in new technologies to improve productivity;

  .  expanding into additional food store formats; and

  .  undertaking acquisitions.

   Ahold also owns 73% of the outstanding shares of Schuitema, a Dutch food wholesaler which supplies and provides retail support to approximately 500 independent food retailers in the Netherlands. According to AC Nielsen, the food retailers associated with Schuitema had a market share of approximately 11% in the Netherlands in 1998.

   Royal Ahold also operates stores in the following specialty retailing areas in the Netherlands:

  .  wine and liquor (Gall & Gall);

  .  health, beauty care and natural products (Etos); and

  .  confectionery (Jamin).

   In addition, Royal Ahold distributes a wide range of food and non-food products to hospitals, schools, other institutional customers and hospitality enterprises, such as hotels and restaurants. Royal Ahold also produces and processes various products, such as coffee, tea, wine and processed meats, mainly for sale under its own private label.

 United States

   Ahold has established itself, through acquisitions and internal growth, as one of the largest food retailers in the United States and the largest supermarket operator on the east coast of the United States based on 1998 sales. At the end of fiscal year 1998, Royal Ahold operated 902 supermarkets (including seven franchise supermarkets), 117 convenience stores (including nine franchise stores) and 12 discount drug stores in 15 eastern states plus Washington, D.C.

   Royal Ahold has organized its U.S. operations into five independently-managed operating companies, each operating in its own distinct marketing area:

  . Stop & Shop, the operator of 193 stores in Massachusetts, Connecticut, Rhode Island and New York;

  . Giant Foods, headquartered in Carlisle, Pennsylvania, which operates 149 supermarkets in Pennsylvania, Virginia, West Virginia, Maryland, New Jersey, Long Island and the metropolitan New York City area;

  . BI-LO, which operates 266 supermarkets in the Carolinas, Tennessee and Georgia;

  . Tops, which operates 114 supermarkets in western and central New York, northwestern Pennsylvania and in the northeast Ohio area; and

  . Giant Food, headquartered in Landover, Maryland, which operates 173 stores in Washington, D.C., Maryland, Virginia, Delaware, New Jersey and Pennsylvania.

   Additionally, in March 1999, Royal Ahold announced that it had agreed to acquire SMG-II Holding Corporation, which owns Pathmark Stores, Inc. Pathmark operated 132 stores at the end of 1998 in New Jersey, New York, Pennsylvania and Delaware. The acquisition is subject to a number of conditions, including obtaining necessary U.S. federal and state antitrust approvals. Ahold expects to complete the transaction in the second half of 1999.

 Other Europe

   Ahold also operates in other parts of Europe. Ahold is a 49% partner with Establecimentos Jeronimo Martins & Filho S.A. in Jeronimo Martins Retail ("JMR") in Portugal. JMR operates Pingo Doce, which operated a chain of 147 supermarkets as of the end of fiscal year 1998, and Feira Nova, which operated a chain of 17 hypermarkets as of the end of fiscal year 1998.

   Since 1991, Ahold has been active in the Czech Republic, where as of the end of fiscal year 1998 it operated 149 supermarkets, hypermarkets and discount food stores through its over 99% owned subsidiary Euronova. This makes Royal Ahold one of the largest food retailers in the Czech Republic as measured by sales volume.

   In 1995, Ahold established a joint venture, Ahold & Allkauf Polen Sp.
z o.o., with the German retailer Allkauf-Gruppe to develop and operate retail stores in Poland. In January 1999, Royal Ahold acquired all of the outstanding shares of the joint venture. At the end of fiscal year 1998, Ahold & Allkauf Polen owned and operated 80 discount food stores, supermarkets and hypermarkets.

   Royal Ahold began operations in Spain in late 1996 through a 50% joint venture, Store 2000, with the parent company of Spanish retailer Caprabo. Royal Ahold sold its interest in the joint venture in October 1998, and since then Ahold operates in Spain through its newly formed and wholly-owned subsidiary Ahold SuperMercados. Ahold SuperMercados acquired 15 stores in the Madrid area from Longinos Velasco in November 1998. In January 1999, Ahold SuperMercados acquired Dialco S.A., Dumaya, Castillo del Barrio and Guerrero S.A., four prominent supermarket companies located in southern Spain.

 Latin America

   In December 1996, Ahold entered into the Latin American market through an agreement with Bompreco S.A. Under this agreement Ahold ultimately acquired 50% of the voting shares and 47.9% of the total capital of Bompreco S.A. Supermercados do Nordeste. Bompreco is the leading food retailer in northeastern Brazil. In June 1997, Bompreco acquired SuperMar (which was subsequently renamed Bompreco Bahia S.A.), a regional supermarket chain in northeastern Brazil. At the end of fiscal 1998, Bompreco operated 91 supermarkets, hypermarkets and other food retail stores, including 42 Bompreco Bahia stores.

   In January 1998, Royal Ahold continued its expansion in Latin America through the formation of a 50% partnership with Velox Retail Holdings. The partnership, DAIH, owns a 90.3% stake in Disco, the largest supermarket company in Argentina, and a 65% stake in Santa Isabel S.A., the second-largest supermarket company in both Chile and Peru in terms of sales. As of the end of fiscal year 1998, Disco operated 111 stores in Argentina, and Santa Isabel operated 90 stores, with 63 stores in Chile, 19 in Peru, six in Paraguay and two in Ecuador.

   In March 1999, Disco entered into an agreement to acquire Supamer S.A. and Gonzalez e Hijos S.A., both supermarket chains in Argentina, with a total of 75 supermarkets. Disco expects to complete these acquisitions by the end of April 1999, if certain conditions are met. Most of the stores expected to be acquired operate in the central Argentine province of Cordoba.

 Asia Pacific

   Since 1996, Ahold has been expanding into Asia Pacific markets by forming partnerships with local partners. As part of its development in this area in 1996, Ahold formed 60% owned partnerships to develop supermarket chains in Malaysia and Singapore with companies of the Kuok Group. Royal Ahold's ownership interest in Ahold Kuok Malaysia was reduced to 52.2% following certain acquisitions in 1998.

   Royal Ahold also formed in 1996 a 50% partnership in the Shanghai region of China with Zhonghui Supermarket Co. In 1998, the partnership, Ahold Zhonghui Shanghai, acquired 22 supermarkets from Yaohan Liancheng in Shanghai. In January 1997, Ahold entered into a 49% owned consolidated partnership with the Central Robinson Group, which contributed 30 stores in Thailand. Ahold increased its interest to 100% in April 1998 subject to repurchase options granted to the Central Robinson Group. Additionally, Royal Ahold signed in July 1997 a technical assistance agreement with the PSP Group in Indonesia in connection with a potential development of a supermarket chain in July 1997.

   At the end of fiscal year 1998 Ahold owned and operated 138 food retail stores in Asia Pacific.

Real Estate

   Royal Ahold also has real estate subsidiaries in the Netherlands and the United States. These subsidiaries concentrate on the acquisition, development and management of retailing sites in support of Royal Ahold's retail operations.

History

   Royal Ahold was founded in 1887. In 1948, Royal Ahold, then named Albert Heijn N.V., listed its shares on the Amsterdam Stock Exchange.

   In 1973, the company's name was changed to Ahold N.V., indicative of its development as a holding company with interests in food retailing and related areas. Ahold's one hundredth anniversary in 1987 was marked by the granting of the "Koninklijke" title (Dutch for "Royal") by the Queen of the Netherlands, thus changing the full name of Ahold N.V. to Koninklijke Ahold N.V.

   In order to further develop its strategy of sustained growth, Royal Ahold began its international expansion in 1977. Acquisitions in the United States have consisted of:

   .  BI-LO in 1977;

   .  Giant-Carlisle in 1981;

   .  First National (Finast) in 1988;

   .  Tops in 1991;

   .  Red Food Stores in 1994;

   .  Mayfair in 1995;

   .  Stop & Shop in July 1996; and

   .  Giant-Landover in October 1998.

   Royal Ahold expects to finalize the acquisition of Pathmark in the second half of 1999.

Corporate and Organizational Structure

   Royal Ahold is a corporation incorporated under the laws of the Netherlands as a holding company conducting business through subsidiaries. In the Netherlands, Ahold manages its businesses along operational lines. In other European countries and the United States it manages its businesses along geographical lines. Management of each individual chain is responsible for merchandising, store formats and marketing strategies. Decisions regarding the strategic direction and overall management of the group companies are taken at the holding company level.

   In the Netherlands, operational management is divided into supermarkets, specialty retailing, food wholesaling, institutional food supply, food production and other operations. Retail operations outside the Netherlands primarily consist of supermarkets. In the United States, Ahold U.S.A., Inc., the U.S. holding company, coordinates the activities of the U.S. operating companies. In countries where Ahold operates through partnerships, the local partnership is typically responsible for management of the operations, with approval needed for certain investments and transactions by the partners.

   Below is the organizational structure of the principal consolidated activities of Royal Ahold as of the end of fiscal year 1998:

                               Principal Activities of Royal Ahold
------------------------------------------------------------------------------------------------------------
                                      Corporate Executive
                                             Board
------------------------------------------------------------------------------------------------------------
          Corporate Staff                                                     Other Activities
------------------------------------------------------------------------------------------------------------
Stop & Shop     __   Albert Heijn           Euronova                   Bompreco    __  Ahold Kuok Singapore
                    (Supermarkets)       (Czech Republic)              (Brazil)           (Singaore)
------------------------------------------------------------------------------------------------------------
Giant-Carlisle  __    Schuitema       Jeronimo Martins Retail            Disco        Ahold Kuok Malaysia
                     (Wholesale)             (Portugal)               (Argentina)  __       (Malaysia)
------------------------------------------------------------------------------------------------------------
BI-LO           __  Specialty Stores    Ahold & Allkauf               Santa Isabel __     Ahold Zhonghui
                                             Polen                     (Chile)              Shanghai
                                            (Poland)                                        (China)
------------------------------------------------------------------------------------------------------------
Tops            __  Food Production      Ahold SuperMercados                       __       CRC Ahold
                                             (Spain)                                       (Thailand)
------------------------------------------------------------------------------------------------------------
Giant-Landover  __  Institutional Food
                         Supply
------------------------------------------------------------------------------------------------------------
Real Estate     __     Real Estate
------------------------------------------------------------------------------------------------------------
UNITED STATES       THE NETHERLANDS      OTHER EUROPE               LATIN AMERICA          ASIA PACIFIC
------------------------------------------------------------------------------------------------------------

Food Retailing

   Royal Ahold is an internationally diverse food retailer, with its operations in the markets of the Netherlands, the eastern United States, certain other European countries, Latin America and Asia Pacific. The following table sets out, for the periods indicated, food retailing sales by geographic region:

                   Food Retailing Sales by Geographic Region

                                                       Fiscal Year
                                          --------------------------------------
                                              1998         1997         1996
                                          ------------ ------------ ------------
                                           (NLG)  (%)   (NLG)  (%)   (NLG)  (%)
                                            (in millions, except percentages)
The Netherlands (1)......................  12,306   23  11,658   25  11,064   34
United States (1)........................  31,959   60  27,879   60  18,968   58
Other Europe.............................   3,793    7   3,156    7   2,528    8
Latin America............................   4,625    8   2,581    6      --   --
Asia Pacific.............................     896    2     921    2      56   --
                                          ------- ---- ------- ---- ------- ----
Total food retailing.....................  53,579  100  46,195  100  32,616  100
                                          ======= ==== ======= ==== ======= ====

--------
(1) Including sales to franchise stores

   As of the end of fiscal year 1998, Royal Ahold operated 3,630 stores, including 643 franchise stores. Over 2,300 of the stores are in a supermarket format. Where local market conditions require, Ahold has expanded into other formats, including specialty retailing, hypermarkets, cash-and-carry stores and convenience stores. Most of Royal Ahold's franchise stores are in the Netherlands and operate under trade names owned by Royal Ahold. They are indistinguishable from the stores owned by Royal Ahold in terms of store design and formula, but are owned independently by third parties. The following table sets out, at the end of fiscal year 1998, store count and sales area (in thousands of square feet) by company stores and franchise stores:

                         Company and Franchise Stores

                                               As of Fiscal Year End 1998
                         ------------------------------------------------------------------------
                             Company          Franchise        Company    Franchise
                         Supermarkets (1) Supermarkets (1)    Other (2)   Other (2)     Total
                         ---------------- ------------------ ----------- ----------- ------------
                          Store   Sales    Store    Sales    Store Sales Store Sales Store Sales
                          Count    Area    Count     Area    Count Area  Count Area  Count  Area
The Netherlands.........     517    6,303      169     1,588  607    909  458   610  1,751  9,410
United States...........     895   29,352        7       259  120    520    9    44  1,031 30,175
Other Europe............     383    3,100       --        --   35  1,348   --    --    418  4,448
Latin America...........     257    4,674       --        --   35  1,290   --    --    292  5,964
Asia Pacific............     138    1,715       --        --   --     --   --    --    138  1,715
                         ------- --------  ------- ---------  ---  -----  ---   ---  ----- ------
Total...................   2,190   45,144      176     1,847  797  4,067  467   654  3,630 51,712
                         ======= ========  ======= =========  ===  =====  ===   ===  ===== ======

--------
(1) Includes grocery stores and food retail stores considered supermarkets under local market conditions.
(2) Includes certain specialty retail stores in the Netherlands, hypermarkets, mostly in Portugal and Brazil, minimarkets in Brazil, and convenience stores in the United States.

   The following table gives an overview of changes in total store count (including franchise stores) for the periods indicated:

                      Changes in Consolidated Store Count

                                                               Fiscal Year
                                                            -------------------
                                                            1998   1997   1996
                                                            -----  -----  -----
      Beginning of period.................................. 3,099  2,819  2,437
      Opened/acquired......................................   745    393    541
      Disposed.............................................  (214)  (113)  (159)
                                                            -----  -----  -----
      End of period........................................ 3,630  3,099  2,819
                                                            =====  =====  =====

Food Retailing in The Netherlands

   Ahold is the leading domestic food retailer in the Netherlands. The following table sets out, for the periods indicated, sales in millions of Guilders, store counts and sales area (in thousands of square feet) for Ahold's retailing operations in the Netherlands:

      Food Retailing Sales, Store Count and Sales Area by Business in the
                                  Netherlands

                                   As of and for the Fiscal Year Ended
                         --------------------------------------------------------
                                1998               1997               1996
                         ------------------ ------------------ ------------------
                                Store Sales        Store Sales        Store Sales
                         Sales  Count Area  Sales  Count Area  Sales  Count Area
Albert Heijn company
 stores.................  9,506   517 6,303  8,981   512 6,140  8,557   494 5,774
Albert Heijn
 franchising............  1,565   169 1,588  1,490   168 1,494  1,398   171 1,445
Etos....................    513   395   769    440   350   535    383   297   449
Gall & Gall.............    480   485   434    467   471   423    452   444   384
Other...................    242   185   316    280   249   377    274   243   339
                         ------ ----- ----- ------ ----- ----- ------ ----- -----
Total the Netherlands... 12,306 1,751 9,410 11,658 1,750 8,969 11,064 1,649 8,391
                         ====== ===== ===== ====== ===== ===== ====== ===== =====

   The following table gives, for the periods indicated, the changes in store count (including franchise stores) for the Netherlands:

                   Changes in Store Count in the Netherlands

                                                               Fiscal Year
                                                            -------------------
                                                            1998   1997   1996
                                                            -----  -----  -----
      Beginning of period.................................. 1,750  1,649  1,572
      Opened/acquired:
       Primarkt............................................    --     --     36
       Other...............................................   118    138     97
      Disposed/closed......................................  (117)   (37)   (56)
                                                            -----  -----  -----
      End of period........................................ 1,751  1,750  1,649
                                                            =====  =====  =====

 Albert Heijn

   Albert Heijn is Ahold's primary food retailer in the Netherlands. At year end 1998, Albert Heijn had 686 stores (including 169 franchise stores) consisting of:

  .  205 stores with sales areas of less than 800 m/2/ (8,600 sq. ft.);

  . 420 stores with sales areas between 800 m/2/ (8,600 sq. ft.) and 1,700 m/2/ (18,275 sq. ft.); and

  .  61 stores with sales areas over 1,700 m/2/ (18,275 sq. ft).

   The Albert Heijn store formula consists of offering customers a wide range of competitively priced products and a high level of service in modern stores. Private label goods form an important part of Albert Heijn's product selection and represent approximately 38% of its 1998 sales. Albert Heijn operates four distribution centers for grocery products and a number of processing and other distribution facilities for meat and produce.

   Albert Heijn continues to develop new technologies and to introduce innovative supermarket techniques and applications. In 1996, Albert Heijn completed a new product replenishment system under which products are delivered from distribution centers based on scanning data taken from the stores' point-of-sale registers. This greatly simplifies the product ordering at the store level. In 1997, Albert Heijn introduced a new store format geared toward the demographics of local customers. Stores in the new format have self-scanning cash registers and computerized databases of product information and recipes, and offer cooking classes for shoppers. As of the end of fiscal year 1998, Albert Heijn had converted six stores to the new format.

   In early 1998, Albert Heijn introduced a customer loyalty card program, which is intended to provide insights into customer profiles and buying behavior, while offering discounts and buying incentives. As of the end of fiscal year 1998, there were more than four million participants in the bonus card program.

   Royal Ahold believes that these and other innovative improvements are leading to increased productivity levels and profitability in Albert Heijn stores, as indicated by an increase in sales per average full-time equivalent employee from NLG 398,000 in 1996 to NLG 410,000 in 1998.

   At the end of fiscal year 1998, Albert Heijn also operated through 169 franchise stores, which typically operate in smaller market areas under the Albert Heijn formula and which are not distinguishable from company-owned stores. Under each franchise, there is an agreement with Albert Heijn for:

  . the supply of merchandise at wholesale prices (including a franchise fee);

  .  various support services, including logistical and warehouse services;
     and

  . management support and training, marketing support, and administrative and financial assistance.

   Franchise agreements typically have a term of five years, and are renewable for additional five-year terms. Franchise stores are primarily smaller stores, with 40% of such stores having a sales area of less than 800 m/2/ (8,600 sq. ft.) while company-owned stores are generally larger, with 73% of such stores having a sales area above 800 m/2/ (8,600 sq. ft.).

 Specialty Retailing

   Other retailing in the Netherlands includes Ahold's specialty retailing operations, which are organized as a separate group. The companies in this group include Gall & Gall and Etos, two of Ahold's specialty store chains. At fiscal year end 1998, Gall & Gall operated 344 stores and supplied 141 franchise stores while Etos operated 188 stores and supplied 256 franchise stores. Other operations include confectionery stores, operating under the name "Jamin."

Food Retailing in the United States

   Ahold has established itself, through acquisitions and internal growth, as a leading food retailer in the United States, operating in 15 eastern states and Washington, D.C. Based on 1998 sales, Ahold U.S.A. was one of the five largest food retailers in the United States. While management of each individual chain is responsible for its merchandising, store formats and marketing strategies, the operations of the five regional operating companies are coordinated as a group through Ahold U.S.A. Each chain operates in its own distinct marketing area.

   The table that follows sets out, for the periods indicated, sales in millions of Dollars, store counts and sales area (in thousands of square feet) for Ahold's food retailing operations in the United States. Sales for the fiscal year 1996 include Stop & Shop from its acquisition date of July 22, 1996. Sales for fiscal year 1998 include Giant-Landover from its acquisition date of October 28, 1998.

       U.S. Food Retailing Sales, Store Count and Sales Area by Business

                                     As of and for the Fiscal Year Ended
                         -----------------------------------------------------------
                                1998                1997                1996
                         ------------------- ------------------- -------------------
                                Store Sales         Store Sales         Store Sales
                         Sales  Count  Area  Sales  Count  Area  Sales  Count  Area
Stop & Shop.............  6,187   193  7,735  5,492  187   7,283  2,250  185   6,998
Giant-Carlisle..........  3,417   149  4,971  3,156  144   4,528  3,647  141   4,284
BI-LO...................  2,887   266  6,667  2,826  263   6,255  2,601  266   6,321
Tops....................  2,846   250  5,390  2,817  236   5,142  2,734  225   4,834
Giant-Landover..........    837   173  5,412     --   --      --     --   --      --
                         ------ ----- ------ ------  ---  ------ ------  ---  ------
Total United States..... 16,174 1,031 30,175 14,291  830  23,208 11,232  817  22,437
                         ====== ===== ====== ======  ===  ====== ======  ===  ======

   The following table gives, for the periods indicated, changes in store count for the United States:

                  Changes in Store Count in the United States

                                                                 Fiscal Year
                                                               -----------------
                                                               1998   1997  1996
                                                               -----  ----  ----
      Beginning of period.....................................   830  817   653
      Acquired:
       Giant-Landover.........................................   173   --    --
       Stop & Shop............................................    --   --   171
      Opened..................................................    53   41    42
      Disposed................................................   (25) (28)  (49)
                                                               -----  ---   ---
      End of period........................................... 1,031  830   817
                                                               =====  ===   ===

 Stop & Shop

  Royal Ahold acquired Stop & Shop in July 1996. Stop & Shop, which is headquartered in Quincy, Massachusetts, pioneered the superstore concept in New England in 1982. At fiscal year end 1998 Stop & Shop operated 193 superstores and conventional supermarkets located in Massachusetts, Connecticut, Rhode Island and New York. In 1998 Stop & Shop was the market leader in New England with market shares of approximately 34% in Boston, Massachusetts and approximately 37% in Hartford, Connecticut according to AC Nielsen.

 Giant-Carlisle

  Royal Ahold acquired Giant-Carlisle in 1981. Based in Carlisle,
Pennsylvania, it operated 149 supermarkets at fiscal year end 1998. The stores operate under the name "Giant" in Pennsylvania, under the name "Martin's" in Maryland, Virginia and West Virginia and under the name "Edwards," in New Jersey, Long Island and New York City.

  Following the acquisition of Stop & Shop, the Edwards stores in Connecticut, Massachusetts and Rhode Island that remained after required divestments were put under the control of Stop & Shop and, in November 1996, were converted to the Stop & Shop name.

 BI-LO

   Royal Ahold acquired BI-LO, based in Mauldin, South Carolina, in 1977. At the end of fiscal year 1998, BI-LO operated 266 supermarkets in South Carolina, North Carolina, Tennessee and Georgia.

 Tops

   Royal Ahold acquired Tops in March 1991. Tops is a leading food retailer in western and central New York State and is based in Buffalo, New York. As of fiscal year end 1998, Tops owned and operated 70 supermarkets under the name "Tops Friendly Markets," 108 convenience stores which operate under the name "Wilson Farms" and 12 discount drugstores which operate under the name "Vix." In January 1999, Tops completed the sale of all Vix discount drugstores. At fiscal year end 1998, Tops also had seven independent supermarket franchisees operating under the "Tops Friendly Markets" name and nine franchise convenience stores. Tops' primary markets are Buffalo and Rochester, New York and Erie, Pennsylvania.

   Finast, which Ahold acquired in 1988, operated 44 stores at the end of 1998 in the greater Cleveland area and other northern Ohio cities. Finast stores are currently being reformatted and renamed as Tops supermarkets.

 Giant-Landover

   In October 1998, Ahold acquired Giant Food, based in Landover, Maryland. Giant-Landover operated a chain of 173 retail stores selling food, health care items and general merchandise in Washington, D.C., Maryland, Virginia, Delaware, New Jersey and Pennsylvania at the end of fiscal year 1998. The majority of Giant-Landover's stores are located in shopping centers. Giant-Landover also operates three free-standing drug stores. At the end of fiscal year 1998, Giant-Landover reported market shares for the greater Washington, D.C. and greater Baltimore areas of 44% and 29%, respectively.

 Pathmark

   In March 1999, Royal Ahold announced that it had agreed to acquire all of the outstanding capital stock of SMG-II Holdings Corporation, which owns the U.S. supermarket company Pathmark Stores, Inc. At the end of 1998, Pathmark operated 132 stores in New Jersey, New York, Pennsylvania and Delaware. The acquisition is subject to a number of conditions, including obtaining necessary U.S. federal and state antitrust approvals. Royal Ahold expects to complete the acquisition in the second half of 1999. In conjunction with the acquisition, the transaction is being reviewed by the Federal Trade Commission and the New York Attorney General. In connection with that review, Royal Ahold may be required to divest certain stores to resolve the investigation.

 General

   All of Ahold's U.S. supermarket chains, with the exception of Giant-Carlisle, are serviced from their own distribution centers. Giant-Carlisle distributes meat, produce and most other perishable items through its own distribution center while using third-party wholesalers for the majority of its grocery items.

  One common feature of each U.S. subsidiary's strategy has been a focus on optimizing store sizes and upgrading the quality and the number of services offered at stores. Ahold U.S.A. has undertaken a number of projects to improve operational efficiency by partially centralizing certain common functions of its subsidiaries to take advantage of possible economies of scale. Ahold U.S.A. has two integrated companies, American Sales Company and Ahold Information Services, which service its retail operations. American Sales Company provides purchasing and distribution services in health and beauty care items and general merchandise for Ahold's U.S. chains. Ahold Information Services operates a data operations center on behalf of all Ahold's U.S. food retailing companies, facilitating their information systems operations.

   The efficiency improvement has been strengthened by the establishment of a number of working groups, composed of representatives of each of the U.S. chains, whose objective is to identify and implement operational "best practices" and potential efficiency improvements across the various chains. Projects that have been initiated include advanced product purchasing systems, joint private label purchasing and a more unified approach to store construction.

   In March 1999, Royal Ahold announced its plan to consolidate its five U.S. operating companies' accounting departments into a single financial service center called "Ahold Financial Services." The center will result in economies of scale and facilitate the integration of new acquisitions. The consolidation will be done over an 18 month period.

Food Retailing in Other European Countries

   Ahold has continued to expand in other European countries outside the Netherlands. The following table sets out, for the periods indicated, sales in millions of Guilders, store counts and sales area (in thousands of square feet) for Ahold's European consolidated food retailing operations outside the
Netherlands:

 Food Retailing Sales, Store Count and Sales Area by European Country Outside
                                the Netherlands

                                    As of and for the Fiscal Year Ended
                           -----------------------------------------------------
                                 1998              1997              1996
                           ----------------- ----------------- -----------------
                                 Store Sales       Store Sales       Store Sales
                           Sales Count Area  Sales Count Area  Sales Count Area
Portugal.................. 2,617  174  2,182 2,328  156  2,035 2,077  129  1,773
Czech Republic............   716  149  1,393   474  122    799   389  108    653
Poland....................   356   80    731   217   53    482    62   30    247
Spain.....................   104   15    142   137   17    177    --   --     --
                           -----  ---  ----- -----  ---  ----- -----  ---  -----
Total Other Europe........ 3,793  418  4,448 3,156  348  3,493 2,528  267  2,673
                           =====  ===  ===== =====  ===  ===== =====  ===  =====

   The following table gives, for the periods indicated, the changes in store count for Portugal, the Czech Republic, Poland and Spain:

                    Changes in Store Count in Other Europe

                                                                  Fiscal Year
                                                                 ----------------
                                                                 1998  1997  1996
                                                                 ----  ----  ----
Portugal
  Beginning of period........................................... 156   129   116
  Opened/acquired...............................................  19    28    14
  Disposed......................................................  (1)   (1)   (1)
                                                                 ---   ---   ---
  End of period................................................. 174   156   129
                                                                 ===   ===   ===
Czech Republic
  Beginning of period........................................... 122   108    96
  Opened/acquired...............................................  34    21    65
  Disposed......................................................  (7)   (7)  (53)
                                                                 ---   ---   ---
  End of period................................................. 149   122   108
                                                                 ===   ===   ===
Poland
  Beginning of period...........................................  53    30    --
  Opened/acquired...............................................  28    26    30
  Disposed......................................................  (1)   (3)   --
                                                                 ---   ---   ---
  End of period.................................................  80    53    30
                                                                 ===   ===   ===
Spain
  Beginning of period...........................................  17    --    --
  Opened/acquired...............................................  43    18    --
  Disposed...................................................... (45)   (1)   --
                                                                 ---   ---   ---
  End of period.................................................  15    17    --
                                                                 ===   ===   ===

 Portugal

   In 1992, Ahold established JMR, a partnership with Establecimentos Jeronimo Martins & Filho S.A., a leading Portuguese food processor and retailer. JMR holds 100% of the capital stock of both Pingo Doce, which at the end of fiscal year 1998 operated 147 supermarkets, and of Feira Nova, which at the end of fiscal year 1998 operated 17 hypermarkets. Pingo Doce is a major supermarket chain in Portugal offering a wide variety of products at competitive prices. The Feira Nova hypermarkets offer a wide variety of food and non-food products at low prices.

   Ahold owns 49% of the shares of JMR. Unanimous approval for important decisions is required by the board of JMR. Based on its direct managerial role, representation on JMR's board of directors and stockholders' agreements, Ahold includes JMR in its consolidated financial statements.

 Czech Republic

   Euronova, an indirect, wholly-owned subsidiary of Royal Ahold, started food retail operations in the Czech Republic in 1991. At the end of 1998, Euronova operated 149 food retail stores, making it one of the largest food retailers in the country as measured by sales volume. As of the fiscal year end 1998, Euronova had 84 stores operating under the name "Mana", 49 discount stores operating under the name "SESAM", 14 "Prima" general merchandise stores and two "Hypernova" hypermarkets.

 Poland

   In 1995, Ahold established a 50% joint venture with German retailer Allkauf-Gruppe to develop retail operations in Poland. In January 1999, Royal Ahold purchased Allkauf-Gruppe's share of the joint venture. As of fiscal year end 1998, Ahold & Allkauf Polen, operated 61 discount food stores, 17 supermarkets and two hypermarkets in Poland. This company was renamed Ahold Polska in February 1999.

 Spain

   In 1996, Ahold established Store 2000, a joint venture with the parent company of Caprabo, a privately held food retailing company based in Barcelona, Spain. This joint venture operated until October 1998, when Royal Ahold sold its interest. In November 1998, Royal Ahold acquired 15 stores from Longinos Velasco through its wholly-owned subsidiary Ahold SuperMercados. These stores are located primarily in the Madrid area. In January 1999, Ahold expanded its operations in Spain by acquiring Dialco, Dumaya, Castillo del Barrio and Guerrero, four supermarket companies located in southern Spain. These chains operated a total of 160 stores at the time of the acquisitions. Royal Ahold intends further development and expansion in Spain through its existing operations as well as through future acquisitions.

Food Retailing in Latin America

   In December 1996, Ahold entered into the Latin American market through an agreement with Bompreco S.A. Under this agreement Ahold ultimately acquired 50% of the voting shares and 47.9% of the total capital of Bompreco S.A. Supermercados do Nordeste. Bompreco is the leading food retailer in northeastern Brazil. In June 1997, Bompreco acquired SuperMar (which was subsequently renamed Bompreco Bahia S.A.), a regional supermarket chain in northeastern Brazil. All Bompreco Bahia stores operate under the Bompreco and Hyper Bompreco names. At the end of fiscal 1998, Bompreco operated 91 supermarkets, hypermarkets and other food retail stores, including 42 Bompreco Bahia stores. Ahold and Bompreco intend to continue to expand operations in Brazil.

   Royal Ahold has continued the development of its Latin America operations through the formation of a 50.0% partnership with Velox Retail Holdings in January 1998. The partnership controls a 90.3% stake in Disco (increased from 50.4% in December 1998), the largest supermarket company in Argentina, and a 65.0% interest in Santa Isabel S.A. (increased from 37.0% in March 1998), the second largest supermarket company in both

Chile and Peru, in terms of sales, and with operations in Paraguay and Ecuador. Disco operated 111 stores with a total selling area of 1,657,000 sq. ft. at fiscal year end 1998.

   At year end 1998, Santa Isabel operated 90 stores, with 63 stores in Chile, 19 in Peru, six in Paraguay and two in Ecuador and with a total selling area of 1,766,000 sq. ft.

   In March 1999, Disco entered into an agreement to acquire Supamer S.A. and Gonzalez e Hijos S.A, both supermarket chains in Argentina, with a total of 75 supermarkets. Disco expects to complete these acquisitions by the end of April 1999, if certain conditions are met. Most of the stores to be acquired operate in the central Argentine province of Cordoba.

Food Retailing in Asia Pacific

   Since 1996, Royal Ahold began expanding into the Asia-Pacific market by forming partnerships with local partners.

   In 1996, Royal Ahold established a 50% partnership in the Shanghai region of China with Zhonghui Supermarket Co. In January 1998, the partnership acquired 22 supermarkets from Yaohan Liancheng in Shanghai, which it is now converting to the TOPS name.

   In 1996, Royal Ahold formed two 60%-owned partnerships to develop supermarkets chains in Malaysia and Singapore with two companies of the Kuok Group. In May 1998, the partnership in Malaysia acquired seven supermarkets from Yahona Corporation, and in July 1998 it acquired 27 supermarkets from Parkson Corporation. As a result of the latter acquisition in Malaysia, Royal Ahold's ownership interest was reduced to 52.2%. Most of these stores operate under the TOPS name. In September 1997, the partnership in Singapore acquired the leases of eleven supermarkets, with an average size of approximately 9,000 square feet, from Emporium Holdings. Most of these stores operate under the TOPS name.

   Early in 1997, Royal Ahold entered into a 49%-owned consolidated partnership in Thailand with the Central Robinson Group, which contributed 30 stores to the partnership. In April 1998, Royal Ahold's interest in the partnership was increased to 100% subject to repurchase options granted to the Central Robinson Group.

   In July 1997, Royal Ahold entered into a technical assistance agreement with the PSP Group in Indonesia in connection with the potential development of a supermarket chain in that country.

   At fiscal year end 1998, Royal Ahold, through its partnerships, owned and operated 138 food retail stores in Asia Pacific. Of these stores, 40 were located in China, 45 in Malaysia, 14 in Singapore and 39 in Thailand. Royal Ahold believes that these comparatively less mature retail food markets of certain Asian countries offer medium to long term opportunities for expansion and growth.

Food Wholesaling

   Ahold conducts food wholesaling through Schuitema, a publicly-traded Dutch company of which Ahold owns 73%, and Grootverbruik Ahold, which is wholly-owned by Ahold. Schuitema provides goods and services to approximately 500 independent food retailers operating under various trade names and formats. Schuitema and certain independent food retailers are members of an association that has developed and controls several store formats, including C1000, Spar Voordeelmarkt, Kopak and Casper. Schuitema services these member independent food retailers, which accounted for over 90% of Schuitema's sales for its fiscal year 1998. Schuitema also supports these independent member retailers on a commercial level and in some instances financially.

   Ahold has established itself in the Dutch institutional food supply market, primarily through Grootverbruik Ahold. Grootverbruik Ahold supplies hospitals, schools, other institutional customers and hospitality enterprises, such as hotels and restaurants.

Real Estate

   Ahold Vastgoed B.V. or AVG, a 100%-owned Dutch real estate subsidiary, is engaged in the acquisition, development and management of store locations in the Netherlands. At fiscal year end 1998 it managed or owned approximately 2,150 locations, of which about 54% were rented to Ahold's Dutch subsidiaries. Construction of new store locations and enlargement of existing locations in the Netherlands is subject to strict building regulations, so the availability of scarce selling space at attractive locations is an important factor in the competition among Dutch retail companies.

   In 1989, Royal Ahold established Ahold Real Estate Company or ARC. ARC, a wholly-owned subsidiary of Royal Ahold, is primarily engaged in acquiring and developing strip centers and store locations in the United States where Ahold stores will be anchor tenants. At the end of fiscal year 1998, ARC owned 24 strip centers or free-standing stores and had 11 developments in progress.

Other Activities

   Ahold's other activities primarily include food production companies, which consist of three production facilities, operating as independent profit centers. The companies are principally engaged in producing a portion of Albert Heijn's private label products and, on a small scale, sell to Grootverbruik Ahold and to third parties. Important product groups include coffee, tea, wine and processed meat.

Unconsolidated Subsidiaries

   Ahold had investments of NLG 272 million in unconsolidated subsidiaries at the end of 1998, relating primarily to investments by Schuitema in an unconsolidated company which operates a distribution center and real estate in the Netherlands. Other investments include Ahold's interest in a Spanish wine producer.

European Cooperative Association

   Ahold is a member of a group of 11 European retailers cooperating in AMS Marketing Service AG, a Swiss company engaged in organizing and supervising active cooperation between retailers and manufacturers in Europe to reduce distribution and production costs.

Employees

   The average number of store associates employed by Ahold in fiscal 1998 were:

  .  62,011 in the Netherlands;

  .  116,772 in the U.S.;

  .  19,532 in other European countries;

  .  25,404 in Latin American countries; and

  .  11,529 in Asian Pacific countries.

A large portion of the total average of 235,248 employees in 1998 were part-time employees. At the end of fiscal year 1998, Royal Ahold had 162,746 full-time employee equivalents compared to 148,615 at the end of 1997 and 125,474 at the end of 1996. The number of employees rose in 1998 primarily because of acquisitions and opening of new stores. In 1999 Ahold expects the total number of employees in current operations to show a small increase.

   Royal Ahold has a number of defined benefit pension plans covering substantially all of its employees. These plans have been established in accordance with applicable legal requirements, customs and existing circumstances in each country. Benefits are generally based upon compensation and years of service. Pension plan assets are generally invested in shares, fixed-rate debt securities, loans and real estate.

                                  MANAGEMENT

Corporate Structure

   Royal Ahold is a public company with limited liability incorporated under the laws of the Netherlands to which the rules for large companies (structuurvennootschappen), as set out in Sections 158 to 164 inclusive of Book two of the Dutch Civil Code, apply. Under these rules, companies must have a two-tier system of corporate governance, comprising an executive board and a supervisory board. Subject to certain statutory exemptions, the rules also vest the following powers, among others, in the supervisory board:

  .  appointment of the members of the supervisory board;

  .  appointment and dismissal of the members of the executive board;

  .  adoption of the annual accounts; and

  .  approval of certain resolutions by the executive board.

   Additionally, the rules vest the day-to-day management of this form of company in the executive board.

Supervisory Board (Raad van Commissarissen)

   Royal Ahold's supervisory board is an independent and self-electing entity. It must consist of at least three members, and as a member's term expires or as a member retires, the remaining members vote on replacement or re-appointment. Supervisory board members are elected for a term of four years and may be re-elected thereafter. A member of the supervisory board must retire upon reaching the age of 72. Persons employed by Royal Ahold or a dependent company (afhankelijke maatschappij) cannot be members of the supervisory board.

   The supervisory board has the power to appoint and discharge members of the executive board of Royal Ahold, the right to approve certain important management decisions, and the power to adopt the annual financial accounts. In addition, the supervisory board supervises the policy conducted by the executive board, as well as Royal Ahold's general course of affairs and its business. In performing their duties, members of the supervisory board must consider the interests of Royal Ahold and its business.

   The general meeting of shareholders or a duly appointed committee thereof, the executive board and the Central Works Council, in its capacity as the representative of the employees of Royal Ahold and its Dutch subsidiaries, may make a non-binding recommendation for candidates to fill a vacancy on the supervisory board. In addition, the general meeting of shareholders and the Central Works Council have the right to object to a proposed appointment of a member of the supervisory board. The appointment will take place if such objection is declared invalid by the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal.

   The Enterprise Chamber of the Amsterdam Court of Appeal may dismiss a member of the supervisory board for neglect of his duties, for certain other serious reasons or following a significant change in circumstances as a result of which his continued membership is no longer reasonable for Royal Ahold.

   The remuneration of each member of the supervisory board is determined by the supervisory board, subject to approval by the general meeting of shareholders.

   The members of the supervisory board as of March 31, 1999 were as follows:

                                                                                Year of
Name                     Age               Principal Occupation               Appointment
----                     ---               --------------------               -----------
H. de Ruiter............  65 Former Group Managing Director and Managing
 (Chairman)                  Director
                             of Royal Dutch Petroleum Company                    1994

R. J. Nelissen..........  67 Former Chairman of the Managing Board of ABN
 (Vice-Chairman)             AMRO Holding N.V.                                   1981

J. A. Van Kemenade......  62 Governor-General for the Dutch Province of
                             North-Holland and Former Minister of Education
                             and Science of the Dutch Government                 1996

A. J. Kranendonk........  68 Former President of the Management Board of
                             Friesland W.A.                                      1985

R.F. Meyer..............  66 Professor of Business Administration, Harvard
                             Business School                                     1988

Sir Michael Perry.......  65 Former Chairman of the Managing Board of
                             Unilever Plc.                                       1997

L.J.R. de Vink..........  54 President and Chief Executive Officer of Warner-
                             Lambert Company.                                    1998

Corporate Executive Board

   The corporate executive board is responsible for the management of Royal Ahold. It must consist of at least three members. These members are appointed and discharged by the supervisory board. There is no stated term of office for corporate executive board members or other executive officers. The members of the corporate executive board as of March 31, 1999 were as follows:

                                                                             Year
                                                                          Joined the
                                                              Year of     Corporate
                                                            Appointment   Executive
Name                     Age    Areas of Responsibility    to Royal Ahold   Board
----                     ---    -----------------------    -------------- ----------
C.H. van der Hoeven.....  51 President and Chief                1985         1985
 President                   Executive Officer,
                             management development and
                             organization, communications
                             and legal affairs

J.G. Andreae............  52 European operations,               1979         1997
 Executive Vice-             including Netherlands food
 President                   retailing

A.M. Meurs..............  48 Administration, finance and        1992         1997
 Executive Vice-             business development
 President

A.S. Noddle.............  58 Latin American and Asia            1981         1998
 Executive Vice-             Pacific operations
 President

R.R.G. Tobin............  60 U.S. operations                    1996         1998
 Executive Vice
 President

R. Zwartendijk..........  59 Strategic design and               1977         1981
 Executive Vice-             international growth
 President

Other Executive Officers

   Certain key executive officers of Royal Ahold who are not members of the corporate executive board as of March 3, 1999 were as follows:

A.J. Brouwer............ Senior Vice-President Management Development and
                         Organization since October 1997. Mr. Brouwer joined Royal
                         Ahold in August 1992.

A. Buitenhuis........... Senior Vice-President Finance and Fiscal Affairs since April
                         1996. Mr. Buitenhuis has been employed by Royal Ahold since
                         March 1, 1983.

P.P.J. Butzelaar........ Senior Vice-President since April 1994 and General Counsel since joining Royal Ahold in 1978.

M. J. Dorhout Mees...... Senior Vice-President Business Development since June 1997.
                         Mr. Dorhout Mees has been employed by Royal Ahold since
                         August 1983.

P.P.M. Ekelschot........ Senior Vice-President Internal Audit since April 1997. Mr.
                         Ekelschot has been employed by Royal Ahold since March 1989.

H. Gobes................ Senior Vice-President Communications since joining Royal
                         Ahold in 1990.

L.A.P.A. Verhelst....... Senior Vice-President Administration since joining Royal
                         Ahold in April 1997.

N.L.J. Berger........... Corporate Secretary since April 1994. He has been employed by Royal Ahold since 1989.

   The business address of all members of the supervisory board and the corporate executive board and the other Royal Ahold executive officers is Albert Heijnweg 1, 1507 EH Zaandam, the Netherlands.

                           DESCRIPTION OF THE NOTES

   The following description of the particular terms of the Notes supplements the description of the general terms and provisions of the debt securities set forth in the attached prospectus. See "Description of Guaranteed Debt Securities of Ahold Finance and Guarantees of Royal Ahold" on page 22 of the attached prospectus. To the extent the following description is inconsistent with that set forth in the attached prospectus, the following description replaces that in the attached prospectus. Any capitalized terms used but not defined below have the meanings given to them in the attached prospectus or in the indenture referred to in the attached prospectus.

General

   The 2009 Notes and the 2029 Notes are to be issued as two separate series of guaranteed senior debt securities described in the attached prospectus. We refer to the 2009 Notes and the 2029 Notes together as the "Notes." The 2009 Notes will be issued in an aggregate principal amount of $500 million and will mature on May 1, 2009. The 2029 Notes will be issued in an aggregate principal amount of $500 million and will mature on May 1, 2029. Book-entry interests in the Notes will be issued as described below in minimum denominations of $1,000 and in integral multiples of $1,000.

   The Notes will bear interest at the rate per annum shown on the cover page of this prospectus supplement, payable semi-annually in arrears on May 1 and November 1 of each year, commencing November 1, 1999. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

   The Notes will be unsecured, unsubordinated indebtedness of Ahold Finance and will rank equally with all other unsecured and unsubordinated indebtedness of Ahold Finance. The Notes will rank equally without any preference among themselves and with all present and future unsecured and unsubordinated indebtedness of Ahold Finance.

   Royal Ahold will unconditionally guarantee on an unsubordinated basis the due and punctual payment of the principal of and any premium and interest on the Notes, when and as any such payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guaranty of the Notes will be an unsecured, unsubordinated obligation of Royal Ahold. The guaranty will rank equally with all other unsecured and unsubordinated indebtedness of Royal Ahold.

   The principal corporate trust office of the trustee in the City of New York is designated as the principal paying agent. Ahold Finance may at any time designate additional paying agents or rescind the designation of paying agents or approve a change in the office through which any paying agent acts.

   Payment of principal of and interest on each Note, so long as the Notes are represented by global securities (as discussed below), will be made in immediately available funds. Beneficial interests in the global securities will trade in DTC's same-day funds settlement system, and secondary market trading activity in such interests will therefore settle in same-day funds.

Book-Entry System

   Each of the 2009 Notes and the 2029 Notes will be issued in the form of one or more global securities (together, the "global securities") registered in the name of Cede & Co., as nominee for DTC. Notes will not be issuable in definitive bearer form or, except in the limited circumstances described in the accompanying prospectus, in definitive registered form. See "Description of Guaranteed Debt Securities of Ahold Finance and Guarantees of Royal Ahold-- Global Securities" on page 25 of the attached prospectus.

   Ownership of the book-entry interests will be limited to persons, including depositaries for Euroclear and Cedelbank, that have accounts with DTC ("participants") or persons that hold interests through participants ("indirect participants"). DTC will credit, on its book-entry registration and transfer system, the participants' accounts with the respective interests owned by such participants. Ownership of book entry interests will be shown on, and the transfer of such book entry interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants, including Euroclear and Cedelbank (with respect to interests of indirect participants).

   So long as DTC or its nominee is the holder of a global security, the book-entry depositary or such nominee, as the case may be, will be considered the sole holder of such global security for all purposes under the indenture.

   Ahold Finance understands that under existing industry practices, if it requests any action of holders of Notes or if the beneficial owner of a book-entry interest desires to give or take any action that a holder is entitled to give or take under the indenture, DTC would authorize the participants owning the relevant book-entry interests to give or take such action, and such participants would authorize indirect participants to give or take such action or would otherwise act upon the instructions of owners holding through them.

   For further discussion of the form of debt securities and the settlement and clearance arrangements, see "Description of Guaranteed Debt Securities of Ahold Finance and Guarantees of Royal Ahold--Global Securities" on page 25 of the attached prospectus.

Optional Redemption at Make-Whole Premium

   Ahold Finance shall have the right to redeem the 2009 Notes or the 2029 Notes, in whole but not in part, at any time, upon not less than 30 nor more than 60 days' notice as provided in the Notes, at a redemption price of 100% of the principal amount of the Notes to be redeemed, together with accrued and unpaid interest to the redemption date, if any, plus the applicable make-whole premium (calculated as described below) thereon.

   The applicable "make-whole premium" for any Note to be redeemed is equal to
(x) the sum of the present values of all of the remaining scheduled payments of principal and interest from the redemption date to the respective due dates for such payments until maturity of such Note computed on a semi-annual basis by discounting such payments (assuming a 360-day year consisting of twelve 30-day months) using a rate equal to the adjusted treasury rate (as defined below) plus 15 basis points less (y) the principal amount of such Note plus accrued and unpaid interest to the redemption date; provided that if (x) is less than (y), the make-whole premium shall equal zero.

   The definitions of certain terms used in the paragraph above are listed below.

  . ""Adjusted treasury rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

  . ""Comparable treasury issue" means the United States Treasury security selected by J.P. Morgan Securities Inc. as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

  .  ""Comparable treasury price" means, with respect to any redemption date,
     (i) the average of the reference treasury dealer quotations for such redemption date, after excluding the highest and lowest of such reference treasury dealer quotations, or (ii) if the trustee obtains fewer than three such reference treasury dealer quotations, the average of such quotations.

  . ""Reference treasury dealer" means (1) J.P. Morgan Securities Inc. and its respective successors; provided, however, that if the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a "primary treasury dealer"), Ahold Finance shall substitute therefor another primary treasury dealer; and (2) any other primary treasury dealer selected by Ahold Finance.

  . ""Reference treasury dealer quotations" means, with respect to each reference treasury dealer and any redemption date, the average, as determined by Ahold Finance, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such reference treasury dealer at 5:00 p.m. on the third business day preceding such redemption date.

   From and after the redemption date, if money for the redemption of the Notes called for redemption shall have been made available as provided in the indenture and the Notes called for redemption on the redemption date, such Notes shall cease to bear interest, and the only right of the holders of such Notes shall be to receive payment of the redemption price and all unpaid interest accrued to the date of redemption.

Optional Tax Redemption

   Ahold Finance may redeem the 2009 Notes or the 2029 Notes, in whole but not in part, if Royal Ahold becomes obligated to pay additional amounts to the holders of the applicable Notes as a result of certain changes in the tax laws of the Netherlands. See "Description of Guaranteed Debt Securities of Ahold Finance and Guarantees of Royal Ahold--Tax Redemption" on page 26 of the attached prospectus.

Further Issues

   The 2009 Notes will be limited initially to an aggregate principal amount of $500 million. The 2029 Notes will be limited initially to an aggregate principal amount of $500 million. However, Ahold Finance may from time to time, without the consent of the holders of the Notes, create and issue additional Notes pursuant to the indenture, having the same terms and conditions under the indenture in all respects as the applicable Notes (or in all respects save for the date for and amount of the first payment of interest thereon), and guaranteed by Royal Ahold to the same extent in all respects as the applicable Notes so that the additional Notes are consolidated with and form a single series with the previously outstanding applicable Notes.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

   In the opinion of White & Case LLP, special tax counsel to Ahold Finance, the following is a description of the principal United States federal income tax consequences to U.S. Holders (as defined below) of purchasing, holding and selling the Notes. This description is based on (1) the Internal Revenue Code of 1986, as amended (the "Code"), (2) income tax regulations (proposed and final) issued under the Code, and (3) administrative and judicial interpretations of the Code, each as in effect and available as of the date of this prospectus supplement. These income tax laws, regulations, and interpretations, however, may change at any time, and any change could be retroactive to the issuance date of the Notes.

   Except where we state otherwise, this summary deals only with Notes held as capital assets (as defined in the Code) by a holder who (1) purchases the Notes at their original offering price and (2) is a U.S. Holder (as defined below).

   A "U.S. Holder" is a holder of Notes that for United States federal income tax purposes is:

  .  a United States citizen or resident individual;

  . a corporation or partnership created or organized in or under the laws of the United States;

  . an estate if its income is subject to United States federal income taxation regardless of its source; or

  . a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

   We do not address all of the tax consequences that may be relevant to a U.S. Holder. We also do not address, except as stated below, any of the tax consequences to (1) holders that are not U.S. Holders, (2) holders that may be subject to special tax treatment such as financial institutions, thrift institutions, real estate investment trusts, tax-exempt organizations, regulated investment companies, insurance companies and brokers and dealers or traders in securities or currencies, (3) persons whose functional currency is not the United States dollar and (4) persons that will hold Notes as part of a position in a straddle or as part of a hedging, conversion or other integrated investment transaction. Further, we do not address:

  . the United States federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of the Notes; or

  .   any state, local or foreign tax consequences of the purchase, ownership and sale of Notes.

   Prospective investors are advised to consult with their own tax advisors in light of their own particular circumstances as to the United States federal income tax consequences of purchasing, holding and disposing of the Notes, as well as the effect of any state, local or foreign tax laws.

Interest

   In general, interest (including any additional amounts, if any, paid by Royal Ahold under the guarantee, see "Description of Guaranteed Debt Securities of Ahold Finance and Guarantees of Royal Ahold--Payments of Additional Amounts" on page 27 of the attached prospectus) paid on a note, or under the guarantee, will be includible in your gross income as ordinary interest income in accordance with your usual method of tax accounting.

Sale, Exchange or Retirement of Notes

   If you sell your Notes (including their being redeemed for cash), you will recognize gain or loss equal to the difference between your adjusted tax basis in the Notes and the amount realized on the sale of such Notes

(other than accrued but unpaid interest which will be taxable as ordinary income). Your adjusted tax basis in the Notes generally will be your initial purchase price. If you are not a corporation and your holding period for a note exceeds one year, the maximum United States federal income tax rate applicable to such gain will be lower than the maximum United States federal income tax rate applicable to your ordinary income.

United States Backup Withholding Tax and Information Reporting

   Certain noncorporate holders of Notes may be subject to backup withholding at a rate of 31% on payments made on a note. Backup withholding will apply to you only if you are a United States person (as defined in the Code) and you
(i) fail to furnish your Taxpayer Identification Number ("TIN") which, in the case of an individual, is your Social Security number, (ii) furnish an incorrect TIN, (iii) are notified by the IRS that you have failed to properly report payments of interest or dividends, or (iv) under certain circumstances, fail to certify, under penalty of perjury, that you furnished a correct TIN and have not been notified by the IRS that it is subject to backup withholding. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against your United States federal income tax liability provided that the required information is furnished to the IRS. Further, information reporting will apply to such payments.

   The above description is not intended to constitute a complete analysis of all tax consequences relating to your acquisition, ownership and sale of Notes. Accordingly, prospective purchasers are urged to consult their own tax advisors to determine the United States federal, state, local and foreign tax consequences relating to the acquisition, ownership and sale of Notes in light of their particular situations.

                                 UNDERWRITING

   Royal Ahold, Ahold Finance and the underwriters named below (the "underwriters") have entered into an underwriting agreement and a related terms agreement (together, the "underwriting agreement") dated the date hereof with respect to the Notes. Chase Securities Inc. and J.P. Morgan Securities Inc. are acting as representatives (the "representatives") of the underwriters. Subject to the terms and conditions set forth in the underwriting agreement, Ahold Finance has agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                              Principal Amount Principal Amount
      Underwriter                              of 2009 Notes    of 2029 Notes
      -----------                             ---------------- ----------------
      Chase Securities Inc. .................     $200,000,000     $200,000,000
      J.P. Morgan Securities Inc. ...........     $200,000,000     $200,000,000
      ABN AMRO Incorporated..................     $ 50,000,000     $ 50,000,000
      Goldman, Sachs & Co. ..................     $ 50,000,000     $ 50,000,000
                                              ---------------- ----------------
      Total..................................     $500,000,000     $500,000,000
                                              ================ ================

   Under the terms and conditions of the underwriting agreement, if the underwriters take any of the Notes, then the underwriters are obligated to take and pay for all of the Notes.

   The Notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised Royal Ahold and Ahold Finance that they intend to make a market for the Notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the Notes. Expenses associated with this offering, to be paid by Ahold Finance, are estimated to be $525,000.

   The underwriters initially propose to offer part of the Notes directly to the public at the offering prices described on the cover page and part to certain dealers at a price that represents a concession not in excess of .40% of the principal amount of the 2009 Notes, or .50% of the principal amount of the 2029 Notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of .25% of the principal amount of the 2009 Notes, or
 .25% of the principal amount of the 2029 Notes, to certain other dealers. After the initial offering of the Notes, the underwriters may from time to time vary the offering price and other selling terms.

   Royal Ahold and Ahold Finance have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

   In connection with the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may overallot in connection with the offering of the Notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, Notes in the open market to cover syndicate short positions or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

   In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with Ahold Finance, Royal Ahold, or affiliates. In particular, The Chase Manhattan Bank, an affiliate of Chase Securities Inc., Morgan Guaranty Trust Company, an affiliate of J.P. Morgan Securities Inc., and ABN AMRO Bank N.V., New York branch, an affiliate of ABN AMRO Incorporated, are lenders under Croesus' $1.0 billion credit facility and will receive a portion of the amounts repaid under the credit facility with the net proceeds of the offering. See "Use of Proceeds." Because over 10% of the net proceeds is intended to be paid to affiliates of members of the National Association of Securities Dealers, Inc. participating in the distribution of the Notes, the offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the NASD.

                            VALIDITY OF SECURITIES

   Certain matters of U.S. law will be passed upon for Ahold Finance and Royal Ahold by White & Case LLP, New York, New York, and for the underwriters by Cleary, Gottlieb, Steen & Hamilton, London, England. Certain Dutch legal matters relating to the debt offering will be passed upon for Royal Ahold by De Brauw Blackstone Westbroek N.V., Amsterdam, the Netherlands. KPMG Meijburg & Co., Amsterdam, The Netherlands, has acted as Dutch tax counsel to Royal Ahold.

                                    EXPERTS

   Royal Ahold's consolidated financial statements as of January 3, 1999 and December 28, 1997 and for each of the fiscal years in the three-year period ended January 3, 1999 included in this prospectus supplement have been audited by Deloitte & Touche, Registeraccountants, independent auditors, as stated in their report appearing in this prospectus supplement, and have been so included in reliance upon the report of such firm given upon the authority of the firm as experts in auditing and accounting.

                             FINANCIAL STATEMENTS

                                                                           Page
Index of consolidated financial statements                                 ----
Independent Auditors' Report.............................................  F-2

Consolidated Statements of Earnings for fiscal years 1998, 1997 and
 1996....................................................................  F-3

Consolidated Balance Sheets as of January 3, 1999 and December 28, 1997..  F-4

Consolidated Statements of Cash Flows for fiscal years 1998, 1997 and
 1996....................................................................  F-6

Consolidated Statements of Stockholders' Equity for fiscal years 1998,
 1997 and 1996...........................................................  F-7

Notes to the Consolidated financial statements...........................  F-8

   Ahold's condensed consolidated financial statements prepared under U.S. GAAP are presented in note 23 to the consolidated financial statements.

   Schedules are omitted because, under applicable rules, the omitted schedules are not required, are inapplicable or the information required therein is included in the financial statements or in the notes thereto.

                         Independent Auditors' Report

To the Supervisory Board and Stockholders of Koninklijke Ahold N.V.:

   We have audited the accompanying consolidated balance sheets of Koninklijke Ahold N.V. as of January 3, 1999 and December 28, 1997 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 3, 1999, expressed in Guilders. These consolidated financial statements are the responsibility of Royal Ahold's management. Our responsibility is to express an opinion on the financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the Netherlands and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Koninklijke Ahold N.V. at January 3, 1999, December 28, 1997 and the results of its operations, changes in its equity and its cash flows for each of the three fiscal years in the period ended January 3, 1999, in conformity with generally accepted accounting principles in the Netherlands.

   Generally accepted accounting principles in the Netherlands vary in certain significant respects from generally accepted accounting principles in the United States. The application of the latter would have affected the determination of net earnings for each of the three fiscal years in the period ended January 3, 1999 and the determination of stockholders' equity at January 3, 1999 and December 28, 1997 to the extent summarized in Note 23.

        /s/ Deloitte & Touche
_____________________________________
           Deloitte & Touche
          Registeraccountants

March 9, 1999
Amsterdam, The Netherlands

               Consolidated Statements of Earnings of Royal Ahold

                                         fiscal year  fiscal year  fiscal year
                                            1998         1997         1996
                                         -----------  -----------  -----------
                                          (NLG thousands, except per share
                                                      amounts)
Net sales..............................   58,363,518   50,568,481   36,538,095
Cost of sales..........................  (44,724,310) (39,022,328) (28,610,392)
                                         -----------  -----------  -----------
Gross profit...........................   13,639,208   11,546,153    7,927,703
Selling expenses.......................   (9,725,086)  (8,401,195)  (5,877,732)
General and administrative expenses....   (1,672,362)  (1,308,128)    (807,144)
                                         -----------  -----------  -----------
Operating results......................    2,241,760    1,836,830    1,242,827
Income from unconsolidated subsidiaries
 and affiliates........................       24,473        6,269        6,236
Exchange rate differences..............       (4,137)      30,396          --
Interest income........................      168,271       94,490       49,154
Interest expense.......................     (704,041)    (605,013)    (373,837)
                                         -----------  -----------  -----------
Net financial expense..................     (515,434)    (473,858)    (318,447)
                                         -----------  -----------  -----------
Earnings before income taxes and
 minority interests....................    1,726,326    1,362,972      924,380
Income taxes...........................     (434,296)    (382,387)    (248,840)
                                         -----------  -----------  -----------
Earnings after taxes and before
 minority interests....................    1,292,030      980,585      675,540
Minority interests.....................      (86,163)     (46,755)     (43,115)
                                         -----------  -----------  -----------
Net earnings...........................    1,205,867      933,830      632,425
                                         ===========  ===========  ===========
Appropriation of net earnings:
  Retained earnings and reserves.......      659,202      535,145      337,238
  Dividend common shares...............      524,794      380,337      285,711
  Dividend cumulative preferred
   financing shares....................       21,871       18,348        9,476
                                         -----------  -----------  -----------
                                           1,205,867      933,830      632,425
                                         ===========  ===========  ===========
Net earnings after preferred
 dividends.............................    1,183,996      915,482      622,949
Average number of common shares
 outstanding (X 1,000).................      575,702      527,536      449,826
Earnings per Common Share..............         2.06         1.74         1.38


              SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                   Consolidated Balance Sheets of Royal Ahold
                 (including proposed appropriation of earnings)

                                                       January 3, December 28,
                                                          1999        1997
                                                       ---------- ------------
                                                           (NLG thousands)
ASSETS
Current assets
Cash and cash equivalents.............................  1,144,596     654,706
Receivables...........................................  2,448,367   1,759,269
Prepaid expenses......................................    877,134     502,399
Inventories...........................................  4,399,245   3,438,806
                                                       ----------  ----------
                                                        8,869,342   6,355,180
Fixed assets
Tangible fixed assets, net of depreciation
  Land................................................  1,971,685   1,450,292
  Buildings...........................................  5,698,022   4,392,612
  Machinery and equipment.............................  2,553,091   1,812,519
  Other...............................................  3,728,756   2,754,532
  Under construction..................................    916,002     662,775
                                                       ----------  ----------
                                                       14,867,556  11,072,730
Loans receivable......................................    309,224     348,367
Investments in unconsolidated subsidiaries and
 affiliates...........................................    405,498     284,729
Intangible assets.....................................    431,015     420,966
Deferred income taxes.................................    297,778     357,258
                                                       ----------  ----------
                                                       16,311,071  12,484,050
                                                       ----------  ----------
                                                       25,180,413  18,839,230
                                                       ==========  ==========


              SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                 (including proposed appropriation of earnings)

                                                 January 3,      December 28,
                                                    1999             1997
                                                --------------  ---------------
                                                (NLG thousands, except share
                                                   and per share amounts)

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Loans payable.................................       1,937,497        1,575,520
Taxes payable.................................         515,458          703,973
Accounts payable..............................       4,913,353        3,604,245
Accrued expenses..............................       1,763,854        1,173,733
Other current liabilities.....................       1,022,469          775,633
                                                --------------   --------------
                                                    10,152,631        7,833,104

Long-term liabilities
Subordinated loans............................       1,895,000          400,000
Other loans...................................       4,927,812        3,516,238
                                                --------------   --------------
                                                     6,822,812        3,916,238
Capitalized lease commitments.................       1,823,224        1,493,569
Deferred income taxes.........................         309,350          186,854
Other provisions..............................       2,114,437        1,771,067
                                                --------------   --------------
                                                    11,069,823        7,367,728

Minority interests............................         536,142          549,342

Stockholders' equity
Cumulative preferred shares--NLG 1,000.00 par
 value;
 authorized--650,000 shares; issued--none.....              --               --
Cumulative preferred financing shares--NLG
 0.50 par value;
 authorized--195,000,000 shares; outstanding
 in 1998--144,000,000
 shares and in 1997--120,000,000 shares,
 respectively.................................          72,000           60,000
Convertible cumulative preferred financing
 shares--NLG 0.50 par value;
 authorized--60,000,000 shares; issued--none..              --               --
Common shares--NLG 0.50 par value;
 authorized--1,045,000,000 shares; outstanding
 in 1998--628,096,550 shares and in 1997--
 522,609,319
 shares, respectively.........................         314,048          261,305
Additional paid-in capital....................       9,272,862        4,288,565
Revaluation reserve...........................         116,077          128,661
General reserve...............................      (6,353,170)      (1,649,475)
                                                --------------   --------------
                                                     3,421,817        3,089,056
                                                --------------   --------------
                                                    25,180,413       18,839,230
                                                ==============   ==============

              SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

              Consolidated Statements of Cash Flows of Royal Ahold

                                          fiscal year  fiscal year  fiscal year
                                             1998         1997         1996
                                          -----------  -----------  -----------
                                                    (NLG thousands)
Cash flows from operating activities
Net earnings............................   1,205,867      933,830      632,425
Adjustments to reconcile to net cash
 from operating activities
Minority interests in results...........      86,163       46,755       43,115
Depreciation and amortization...........   1,483,077    1,190,573      833,428
Unremitted earnings of unconsolidated
 subsidiaries...........................     (15,046)       3,587        3,772
Deferred income taxes...................     116,124       22,877       20,735
Changes in assets and liabilities
 providing (using) cash (excluding
 assets and liabilities acquired):
 Receivables and prepaid expenses.......    (531,979)    (188,171)    (215,534)
 Inventories............................    (114,887)    (386,320)    (225,076)
 Other current liabilities..............     487,032      356,160       21,813
 Other provisions.......................      55,242       58,462       61,409
                                          ----------   ----------   ----------
Net cash provided by operating
 activities.............................   2,771,593    2,037,753    1,176,087
Cash flows from investing activities
Purchase of tangible fixed assets.......  (2,907,827)  (2,711,117)  (1,601,808)
Sale or disposal of tangible fixed
 assets.................................     316,486      313,562      454,615
Purchase of intangible assets...........     (58,235)     (63,804)     (18,808)
Acquisitions of consolidated
 subsidiaries...........................  (6,763,693)    (351,324)  (3,792,973)
Acquisitions of interests in
 unconsolidated subsidiaries............     (68,800)      (2,885)     (18,006)
Sale of subsidiaries....................      46,950        7,696       14,069
Proceeds from settlement of cross-
 participations.........................          --           --      198,064
                                          ----------   ----------   ----------
Net cash used in investing activities...  (9,435,119)  (2,807,872)  (4,764,847)
Cash flows from financing activities
Proceeds from issuance of common
 shares.................................   4,807,701           --    3,198,396
Proceeds from issuance of cumulative
 preferred financing shares.............     160,947           --      247,614
Proceeds from issuance of convertible
 subordinated notes.....................   1,495,000           --           --
Proceeds from exercised stock options...      80,392       56,094       57,904
Capital contributed by minority
 interests..............................     171,181      284,361       16,858
Proceeds from long-term debt............   2,683,044      575,422    1,693,836
Repayments of long-term debt............  (2,117,801)    (445,077)  (1,642,849)
Repayments of capitalized lease
 commitments............................     (84,929)     (85,868)     (60,349)
Change in short-term loans payable......     155,418      477,984      (24,306)
Issuance of loans receivable............    (134,259)    (180,567)     (70,431)
Repayments of loans receivable..........     173,338       38,348       46,512
Change in amounts due from
 unconsolidated subsidiaries............     (25,439)      (6,586)     (10,819)
Payment of dividend on common shares....     (36,694)     (31,650)     (20,743)
Payment of dividend on cumulative
 preferred financing shares.............     (18,348)     (18,348)      (1,008)
                                          ----------   ----------   ----------
Net cash provided by financing
 activities.............................   7,309,551      664,113    3,430,615
Exchange rate differences...............    (283,991)        (746)     (24,689)
                                          ----------   ----------   ----------
Net increase (decrease) in cash and cash
 equivalents............................     362,034     (106,752)    (182,834)
Cash and cash equivalents at beginning
 of the year............................     654,706      714,132      523,580
Cash brought in through acquisitions and
 new consolidations.....................     127,856       47,326      373,386
                                          ----------   ----------   ----------
Cash and cash equivalents at end of the
 year...................................   1,144,596      654,706      714,132
                                          ==========   ==========   ==========
Supplemental cash flow information
 Income taxes paid......................     697,815      321,924      271,609
 Interest paid..........................     678,626      601,006      360,952
 Capitalized lease commitments
  incurred..............................     287,779      142,510      107,168

              SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

         Consolidated Statements of Stockholders' Equity of Royal Ahold

                                  Cumulative
                                  preferred  Additional
                          Common  financing   paid-in    Revaluation  General
                          shares    shares    capital      reserve    reserve      Total
                          ------- ---------- ----------  ----------- ----------  ----------
                                                  (NLG thousands)
Balance at December 31,
 1995...................  155,261       --     928,097     130,099    1,028,403   2,241,860
Net earnings............       --       --          --          --      632,425     632,425
Dividend proposed on
 common shares..........       --       --          --          --     (285,711)   (285,711)
Dividend on cumulative
 preferred financing
 shares.................       --       --          --          --       (9,476)     (9,476)
Common shares issued as
 final optional stock
 dividend 1995..........    2,816       --      (2,816)         --      121,614     121,614
Common shares issued as
 interim optional stock
 dividend 1996..........    1,884       --      (1,884)         --       71,766      71,766
Common shares issued
 from exercise of option
 rights.................    1,603       --      56,301          --           --      57,904
Common shares issued....   49,125       --   3,149,271          --           --   3,198,396
Cumulative preferred
 financing shares
 issued.................       --   50,000     197,614          --           --     247,614
Appropriation of
 earnings 1995..........       --       --          --          --       (4,340)     (4,340)
Goodwill paid...........       --       --          --          --   (3,917,307) (3,917,307)
Settlement of cross-
 participations.........       --       --     (33,496)         --           --     (33,496)
Realized revaluation....       --       --          --        (356)          --        (356)
Exchange rate
 differences in foreign
 interests..............       --       --          --          --       95,974      95,974
                          -------   ------   ---------     -------   ----------  ----------
Balance at December 29,
 1996...................  210,689   50,000   4,293,087     129,743   (2,266,652)  2,416,867
Net earnings............       --       --          --          --      933,830     933,830
Dividend proposed on
 common shares..........       --       --          --          --     (380,337)   (380,337)
Dividend on cumulative
 preferred financing
 shares.................       --       --          --          --      (18,348)    (18,348)
Three-for-one-stock
 split..................   43,064   10,000     (53,064)         --           --          --
Common shares issued as
 final optional stock
 dividend 1996..........    3,789       --      (3,789)         --      194,592     194,592
Common shares issued as
 interim optional stock
 dividend 1997..........    2,363       --      (2,363)         --       99,255      99,255
Common shares issued
 from exercise of option
 rights.................    1,400       --      54,694          --           --      56,094
Appropriation of
 earnings 1996..........       --       --          --          --      (10,492)    (10,492)
Goodwill paid...........       --       --          --          --     (390,380)   (390,380)
Realized revaluation....       --       --          --      (1,082)          --      (1,082)
Exchange rate
 differences in foreign
 interests..............       --       --          --          --      189,057     189,057
                          -------   ------   ---------     -------   ----------  ----------
Balance at December 28,
 1997...................  261,305   60,000   4,288,565     128,661   (1,649,475)  3,089,056
Net earnings............       --       --          --          --    1,205,867   1,205,867
Dividend proposed on
 common shares..........       --       --          --          --     (524,794)   (524,794)
Dividend on cumulative
 preferred financing
 shares.................       --       --          --          --      (21,871)    (21,871)
Common shares issued as
 final optional stock
 dividend 1997..........    5,123       --      (5,123)         --      266,412     266,412
Common shares issued as
 interim optional stock
 dividend 1998..........    2,598       --      (2,598)         --      135,104     135,104
Common shares issued
 from exercise of option
 rights.................    1,897       --      78,495          --           --      80,392
Common shares issued....   43,125       --   4,764,576          --           --   4,807,701
Cumulative preferred
 financing shares
 issued.................       --   12,000     148,947          --           --     160,947
Appropriation of
 earnings 1997..........       --       --          --          --      (25,777)    (25,777)
Goodwill paid...........       --       --          --          --   (5,206,212) (5,206,212)
Realized revaluation....       --       --          --     (12,584)          --     (12,584)
Exchange rate
 differences in foreign
 interests..............       --       --          --          --     (532,424)   (532,424)
                          -------   ------   ---------     -------   ----------  ----------
Balance at January 3,
 1999...................  314,048   72,000   9,272,862     116,077   (6,353,170)  3,421,817
                          =======   ======   =========     =======   ==========  ==========

               SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                Notes to the Consolidated financial statements

Note 1  Significant accounting policies

General

   Royal Ahold's principal activity is the operation of food retail supermarkets both in the Netherlands and in the United States with additional activities in several potential growth markets. Such retail operations are primarily conducted through the following wholly-owned entities:

                                                     Number
                                                    of stores
                                                   ----------
           The Netherlands:
           Albert Heijn:
            Company owned.........................    517
            Franchised............................    169
           United States:
            Stop & Shop...........................    193
            Giant-Carlisle........................    149
            BI-LO.................................    266
            Tops..................................    250
            Giant-Landover........................    173

   Royal Ahold ("Ahold" or the "Company") also operates food retail stores in other regions throughout the world. Such regional retail operations consist of the following consolidated subsidiaries or partnerships:

                                                      Number
           Region                                    of stores
           ------                                    ---------
           Other European Countries:
            Portugal--Jeronimo Martins Retail,
             SGPS, sa..............................     174
            The Czech Republic--Euronova a.s.......     149
            Poland--Ahold & Allkauf Poland Sp. z
             o.o...................................      80
            Spain--Ahold SuperMercados S.A. .......      15
           Latin America:
            Brazil--Bompreco S.A. Supermercados do
             Nordeste..............................      91
            Argentina--Disco S.A. .................     111
            Chile--Santa Isabel S.A. ..............      90
           Asia Pacific:
            China--Shanghai Ahold-Zhonghui
             Supermarket Co........................      40
            Malaysia, Singapore--Ahold Kuok Group..      59
            Thailand--CRC Ahold Company Ltd........      39

   In the Netherlands, Ahold operates 1,065 specialty retail stores (mainly liquor stores, drugstores and confectionery stores) and is also involved in institutional food distribution and, through its subsidiary Schuitema N.V. (73%-owned), in the wholesale distribution of food products to independent Dutch food retailers.

   Ahold has two wholly-owned real estate affiliates, Ahold Vastgoed B.V. ("AVG") in the Netherlands and Ahold Real Estate Company, Inc. in the United States. These two companies are engaged in the financing, development and management of store sites and shopping centers primarily in support of Ahold's retail operations.

Consolidation

   The financial statements of Royal Ahold presented herein, and the notes thereto, are prepared on a consolidated basis in conformity with Dutch GAAP. Generally, all companies in which Ahold can exercise control or where Ahold has a direct or indirect interest of more than 50% are included in the consolidation. All significant intercompany transactions and accounts are eliminated in consolidation.

Comparability of the financial statements with those included in the Annual Report of Royal Ahold

   The financial statements and related notes of Royal Ahold presented herein differ in certain respects from the financial statements and related notes presented in the printed English language version of the 1998 Annual Report of Royal Ahold. The principal differences are reclassifications within certain financial statement categories, terminology changes and additional disclosures have been provided in order to present these financial statements in a format more customary to readers of U.S. annual reports.

Basis of accounting

   The valuation of assets, liabilities and stockholders' equity and the determination of earnings are based on historical cost, except for AVG's 1988 revaluation of its real estate holdings and its related subsequent effects.

Fiscal year

   Royal Ahold's fiscal year generally consists of 52 weeks and ends on the Sunday nearest to December 31. Fiscal year 1998 contained 53 weeks, 1997 and 1996 each contained 52 weeks and ended on January 3, 1999, December 28, 1997 and December 29, 1996, respectively.

Foreign exchange

   Transactions, receivables and liabilities denominated in foreign currencies resulting from ordinary activities are translated at the prevailing rates of exchange. The resulting exchange rate differences are added or charged to operating results. Exchange rate differences resulting from financing activities are added or charged to net financial expenses.

   In the consolidation, subsidiaries' balance sheets whose functional currency is other than Dutch Guilders are translated at the rates of exchange prevailing at the end of the fiscal year; the amounts in the subsidiaries' statements of earnings denominated in currencies other than Dutch Guilders are translated per quarter at the quarter's average rate of exchange. The resulting exchange rate differences are added or charged directly to stockholders' equity. On a cumulative basis, the aggregate amount of foreign exchange rate differences charged against stockholders' equity was NLG 655 million as of January 3, 1999.

   The rates of exchange (Dutch Guilders per U.S. Dollar) applied for the U.S. Dollar are as follows:

                              fiscal year fiscal year fiscal year
                                 1998        1997        1996
                              ----------- ----------- -----------
             Balance Sheet
             Year-end rate...      1.8860      2.0010      1.7490
             Statement of
              Earnings
             1st quarter.....      2.0509      1.8689      1.6499
             2nd quarter.....      2.0184      1.9379      1.7118
             3rd quarter.....      1.9742      2.0412      1.6779
             4th quarter.....      1.8759      1.9776      1.7171

   The effect of changes in currencies other than the U.S. Dollar have not been material.

Receivables/Loans receivable

   Receivables and loans receivable are recorded at face value less provisions for uncollectible amounts. Project financing represents advances for the construction of projects that are to be sold upon their completion and are generally leased-back.

Inventories

   Inventories are stated at the lower of historical cost or manufacturing cost based on the first-in, first-out ("FIFO") method or market value.

Tangible fixed assets

   Tangible fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case of capital leases and leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding leases. Assigned economic lives of Royal Ahold's tangible fixed assets are as follows:

                                                                   Assigned
                             Category                            economic life
                             --------                            -------------
     Buildings..................................................   30-40 years
     Machinery and equipment (primarily distribution and
      production facilities)....................................       8 years
     Other fixed assets (including renovations and store
      equipment)................................................     5-8 years

   Interest incurred during construction is capitalized as part of the related asset. The amount recorded for buildings also includes capitalized leases for real estate (located primarily in the United States).

Investments in unconsolidated subsidiaries and affiliates

   Unconsolidated subsidiaries and affiliates over which Ahold can exercise considerable influence and owns more than a 20% interest are stated at their net asset value. The other unconsolidated subsidiaries and affiliates are stated at historical cost unless there is a permanent decline in value.

Intangible assets

   Goodwill including any necessary restructuring provisions incurred upon acquisitions is charged directly to stockholders' equity. Intangible assets primarily represent the discounted value of the difference between the fair rental value and the contractual rents due on leases as recorded at the time of the acquisition of a business or takeover of such leases. These discounted intangible assets are amortized over the remaining length of the lease agreements on a straight-line basis.

Recoverability of long-lived assets

   In evaluating useful lives and carrying values of long-lived assets, Royal Ahold reviews certain indicators of potential impairment, such as undiscounted cash flows and profitability projections that incorporate the impact on existing company businesses. In the event that an impairment seems likely, the fair value of the related asset is determined, and Royal Ahold would record a charge to earnings based on comparing the asset's carrying value to the estimated fair value. Historically, Royal Ahold has generated sufficient returns from acquired businesses to recover the cost of assets, including intangible assets.

Taxes payable

   Taxes payable include income taxes (net of investment credits), value added taxes, payroll taxes and other taxes which are expected to be paid within one year.

Revaluation reserve

   In October 1988, a one-time revaluation of certain relevant real estate held by AVG was recorded. Ahold added the difference between market value and book value, net of deferred taxes, to a revaluation reserve in stockholders' equity. The revalued amounts are amortized on a straight-line basis over the remaining estimated life of the related real estate.

Income taxes/Deferred income taxes

   Income taxes are determined based on the earnings reported in the consolidated statement of earnings, adjusted for permanent differences between income as calculated for financial and tax reporting purposes at the prevailing tax rates.

   Deferred income tax assets and liabilities derive from temporary differences between the financial and tax reporting of assets and liabilities and from loss carryforward facilities available and are included under "Deferred income taxes". Netting of deferred tax assets and liabilities occurs on a fiscal unity basis.

   Deferred tax assets and liabilities are based on the tax rates prevailing at the end of the fiscal year. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized based on available evidence.

Use of Estimates

   The preparation of Royal Ahold's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Common Share and per share information

   The calculation of net earnings per Common Share is calculated based on the weighted average number of shares outstanding during the fiscal year. The number of shares outstanding are retroactively adjusted for stock dividends.

Amounts in thousands of Dutch Guilders ("NLG")

   Unless indicated otherwise, all amounts included in the notes to the consolidated financial statements are stated in thousands of Dutch Guilders.

Reclassifications

   Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

Note 2 Business acquisitions and investments

   Business acquisitions completed by Ahold during the three years 1998, 1997 and 1996 include:

  . Giant--Landover (United States): acquisition of all of the voting stock of Giant Food, a U.S. company operating 179 supermarkets in the Mid-Atlantic region of the United States for $2.7 billion (NLG 5.6 billion) in cash. In conjunction with the acquisition, Ahold divested ten stores (including four Giant- Carlisle stores) pursuant to an agreement with the Federal Trade Commission (October 1998).

  . Disco (Argentina) and Santa Isabel (Chile): establishment of Disco Ahold International Holding N.V. ("DAIH"), a 50% partnership with Velox Retail Holdings (January 1998). DAIH currently owns a 90.3% stake in Disco (increased from 50.4% in December 1998), the largest food retailer in Argentina with 108 stores, and a 65.0% stake in Santa Isabel (increased from 37.0% in March 1998), a Chilean company with 64 stores in Chile, 15 in Peru, six in Paraguay and two in Ecuador. Total consideration paid by Ahold to acquire its interest in DAIH was approximately $538 million.

  . SuperMar (Brazil): acquisition by Bompreco, in which Royal Ahold holds a 50% interest, of SuperMar, operator of 50 food retail stores in the State of Bahia, Brazil, for approximately BRL 65 million (NLG 118 million) in cash (June 1997).

  . CRC Ahold Thailand (Thailand): acquisition from Central Robinson Group of a 49% interest in 30 supermarkets in Thailand for approximately THB
     4.4 billion (NLG 298 million) in cash through the establishment of a new partnership, CRC Ahold Thailand (January 1997). In April 1998, Royal Ahold increased its ownership interest to 100% subject to ownership interest repurchase options granted to the Central Robinson Group.

  . Bompreco (Brazil): acquisition of 38.9% of the common shares (representing a 50% voting interest) of Bompreco S.A. Supermercados do Nordeste, a food retailer with 50 retail stores in northeastern Brazil, for approximately BRL 285 million (NLG 475 million) in cash (December
     1996). Subsequent to the acquisition in August 1998, Ahold increased its percentage of ownership to 47.9%.

  . Store 2000 (Spain): establishment of a 50% partnership, Store 2000, with the parent company of Caprabo, a privately held food retail company based in Barcelona, Spain (December 1996). In October 1998, Royal Ahold terminated the partnership. In November 1998, Ahold acquired 15 stores in the Madrid area from Longinos Velasco, through its newly formed and wholly owned subsidiary Ahold SuperMercados.

  . Shanghai Ahold-Zhonghui Supermarket Co. (China): establishment of a 50% partnership, Shanghai Ahold-Zhonghui Supermarket Co. to which Ahold contributed NLG 4 million and Shanghai Zhonghui Supermarket contributed 15 stores operating in the Shanghai region of China (October 1996). In January 1998, Shanghai Ahold-Zhonghui Supermarket Co. acquired 22 supermarkets from Yaohan Liancheng.

  . Stop & Shop (United States): acquisition of Stop & Shop, a U.S. company with 171 supercenters, supermarkets and convenience stores on the date of acquisition in the northeastern United States (July 1996). Total consideration was approximately $1.8 billion (NLG 3.0 billion) in cash and the assumption of $1.4 billion (NLG 2.3 billion) in interest-bearing debt. Thirty stores and two future sites were divested pursuant to an agreement with the FTC and certain state antitrust authorities.

  .  Ahold Kuok Malaysia and Ahold Kuok Singapore (Malaysia and
     Singapore): establishment of partnerships with the Kuok Group in Singapore, in which Ahold owns 60%, and in Malaysia, in which Ahold owns 52.2%, to develop food retailing operations in those countries (March
     1996). Ahold Kuok Malaysia opened its first two pilot stores in September 1996 and in September 1997 acquired the leases of 11 supermarkets from Emporium Holdings. During 1998 Ahold Kuok Malaysia acquired seven supermarkets from Yahona Corporation (May 1998) and 27 supermarkets from Parkson Corporation (July 1998).

  . Primarkt (the Netherlands): acquisition of Primarkt, a food retailer in the southern part of the Netherlands, operating 20 supermarkets and 16 liquor stores, for NLG 111 million (January 1996).

   The above acquisitions have been accounted for by the purchase method of accounting. The purchase price has been allocated based on the estimated fair values of the assets acquired and the liabilities assumed. As discussed in note 1 to the consolidated financial statements, under Dutch GAAP, any resulting goodwill is immediately charged to stockholders' equity in the year of acquisition. The operating results of all acquisitions are included in the Consolidated Statements of Earnings from the dates of their respective acquisitions. Under U.S. GAAP, goodwill of approximately NLG 5,206 million and approximately NLG 390 million in 1998 and 1997, respectively, would be recorded as an intangible asset to reflect the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed.

Note 3 Cash and cash equivalents

                                                         January 3, December 28,
                                                            1999        1997
                                                         ---------- ------------
      Cash and cash equivalents.........................    913,815      570,055
      Cash investments..................................    230,781       84,651
                                                         ---------       -------
                                                          1,144,596      654,706
                                                         =========       =======

    Items reported as cash investments generally have an original maturity of less than three months.

Note 4Receivables

                                January 3,  December 28,
                                   1999         1997
                                ----------  ------------
      Trade receivables.......   1,136,101       808,720
      Other receivables.......   1,355,421       965,825
      Project financing.......     127,103       134,093
                                ---------      ---------
                                 2,618,625     1,908,638
      Allowances for doubtful
       receivables............    (170,258)     (149,369)
                                ---------      ---------
                                 2,448,367     1,759,269
                                =========      =========

Note 5Inventories

                                January 3,  December 28,
                                   1999         1997
                                ----------  ------------
      Raw materials and compo-
       nents..................      49,391        36,014
      Finished products and
       merchandise invento-
       ries...................   4,369,727     3,363,052
      Other inventories.......     123,774       120,183
                                ---------      ---------
                                 4,542,892     3,519,249
      Allowances for obsolete
       inventories............    (143,647)      (80,443)
                                ---------      ---------
                                 4,399,245     3,438,806
                                =========      =========


Note 6 Tangible fixed assets

                                                 Machinery
                                                    and                     Under
                            Land     Buildings   equipment     Other     construction    Total
                          ---------  ----------  ----------  ----------  ------------  ----------
Cost, Dec. 28, 1997.....  1,455,390   5,869,385   3,088,886   5,649,118       662,775  16,725,554
Accumulated
 depreciation...........     (5,098) (1,476,773) (1,276,367) (2,894,586)           --  (5,652,824)
                          ---------  ----------  ----------  ----------       -------  ----------
Net book value, Dec. 28,
 1997...................  1,450,292   4,392,612   1,812,519   2,754,532       662,775  11,072,730
Investments.............    252,592     804,688     681,856   1,228,797       227,673   3,195,606
Assets brought in
 through acquisitions...    397,115   1,106,847     540,149     745,630        91,137   2,880,878
Book value of assets
 sold or disposed and
 reclassifications......    (66,009)   (155,572)    (74,904)    (68,221)      (22,628)   (387,334)
Depreciation............     (1,520)   (272,062)   (343,390)   (827,193)           --  (1,444,165)
Exchange rate
 differences............    (60,785)   (178,491)    (63,139)   (104,789)      (42,955)   (450,159)
                          ---------  ----------  ----------  ----------       -------  ----------
Net book value, Jan. 3,
 1999...................  1,971,685   5,698,022   2,553,091   3,728,756       916,002  14,867,556
                          =========  ==========  ==========  ==========       =======  ==========
Cost, Jan. 3, 1999......  1,978,306   7,215,293   3,976,023   7,207,064       916,002  21,292,688
Accumulated
 depreciation...........     (6,621) (1,517,271) (1,422,932) (3,478,308)           --  (6,425,132)
                          ---------  ----------  ----------  ----------       -------  ----------
Net book value, Jan. 3,
 1999...................  1,971,685   5,698,022   2,553,091   3,728,756       916,002  14,867,556
                          =========  ==========  ==========  ==========       =======  ==========

   As of January 3, 1999, the aggregate amounts of mortgage and other loans collateralized by real estate were NLG 241,829. The book values of mortgaged real estate exceed the amounts due under the related loans or secured liabilities.

   As of January 3, 1999, Royal Ahold had purchase commitments for fixed assets outstanding of approximately NLG 750 million.

Note 7 Loans receivable

                                                         January 3, December 28,
                                                            1999        1997
                                                         ---------- ------------
      Employee loans, floating interest.................  150,761      85,531
      Other loans issued................................  158,463     262,836
                                                          -------     -------
                                                          309,224     348,367
                                                          =======     =======

   Employee loans include NLG 145 million at January 3, 1999 (December 28, 1997: NLG 76 million) of loans due from Officers, managers and employees which were granted in January 1994, July 1996 and April 1998 to assist these officers and employees with investments in the Albert Heijn Dutch Customer Fund (the "Fund"). These floating-rate loans, bearing interest based on the Dutch discount rate, are generally due ten years from issuance or upon an individual's termination of employment, if earlier, and are secured by each individual's corresponding investment in the Fund. Loans to Directors and Officers of Royal Ahold aggregated NLG 5 million at January 3, 1999 (December 28, 1997: NLG 6 million).

Note 8 Investments in unconsolidated subsidiaries and affiliates

                                                      January 3, December 28,
                                                         1999        1997
                                                      ---------- ------------
      Investments in unconsolidated subsidiaries and
       affiliates....................................  271,560     186,289
      Due from unconsolidated subsidiaries and
       affiliates....................................  133,938      98,440
                                                       -------     -------
                                                       405,498     284,729
                                                       =======     =======

Note 9 Intangible assets

                               fiscal year fiscal year
                                  1998         1997
                               ----------- ------------
      Net book value,
       beginning of year......    420,966     350,160
      Investments and
       acquisitions...........     88,436      78,796
      Book value of sales and
       disposals..............    (21,027)    (13,328)
      Amortization............    (38,912)    (36,256)
      Exchange rate
       differences............    (18,448)     41,594
                                 ---------    ---------
      Net book value, end of
       year...................    431,015     420,966
                                 =========    =========
      End of fiscal year
      Cost....................    550,073     527,476
      Accumulated
       amortization...........   (119,058)   (106,510)
                                ---------   ---------
      Net book value..........    431,015     420,966
                                =========   =========

Note 10 Loans payable

                               January 3,  December 28,
                                  1999         1997
                               ----------- ------------
      Bank overdrafts.........    826,816     744,246
      Borrowings, current
       portion................    277,047     237,937
      Short-term borrowings...    132,285      32,333
      Capitalized lease
       commitments, current
       portion................    111,666      72,907
      Albert Heijn Dutch
       Customer Fund..........    366,587     286,489
      Other loans.............    223,096     201,608
                                ---------   ---------
                                1,937,497   1,575,520
                                =========   =========

   Other loans consists of savings stamps held by Albert Heijn customers and employees' savings accounts.

Note 11 Other current liabilities

                                                         January 3, December 28,
                                                            1999        1997
                                                         ---------- ------------
      Vacation allowances...............................   504,073    392,493
      Dividends.........................................   388,853    280,225
      Interest..........................................   111,710     86,295
      Pension funds.....................................    17,833     16,620
                                                         ---------    -------
                                                         1,022,469    775,633
                                                         =========    =======

Note 12 Borrowings

                                                       January 3,  December 28,
                                                          1999         1997
                                                       ----------  ------------
Subordinated Guilder loans:
7.625% bonds, maturing in 2000........................    200,000       200,000
6.75% bonds, maturing in 2003.........................    200,000       200,000
5.875% bonds, maturing in 2005........................    200,000       200,000
3% convertible subordinated notes.....................  1,495,000            --
Other.................................................         --         5,000
Credit facility:
Multi-currency facility, floating interest............  1,747,436     1,182,591
Other loans:
NLG 500 million Eurobond, 6.25%.......................    500,000       500,000
NLG 300 million bond, 5.875%..........................    300,000       300,000
NLG 100 million loan, 7.70%...........................    100,000       100,000
NLG 100 million loan, 7.15%...........................         --        20,000
NLG 70 million loan, 7.20%............................     70,000        70,000
$250 million senior note, 9.75%.......................    395,562       429,633
$100 million senior note, 13.25%......................         --       200,100
$50 million loan 6.23%................................     94,300            --
$39 million loan 6.11%................................     73,554            --
$39 million loan LIBOR plus 0.70%.....................     73,554            --
$250 million 9.875% bond..............................    471,500            --
$100 million 9.125% bond..............................    188,600            --
U.S. Dollar mortgage loans, average 8.24%.............    189,718       179,530
Other Dollar loans, average 8.55%.....................    218,606       187,382
Portuguese Escudo bonds, average 4.44%................    423,115       176,320
Brazilian Real bonds, average 19.46%..................    122,396       141,752
Other loans, average 12.03%...........................    236,518       261,867
                                                        ---------     ---------
                                                        7,299,859     4,354,175
Cash held in escrow...................................   (200,000)     (200,000)
Current portion.......................................   (277,047)     (237,937)
                                                        ---------     ---------
Long-term portion of loans............................  6,822,812     3,916,238
                                                        =========     =========

   At January 3, 1999, maturities of long-term debt during each of the next five fiscal years and thereafter are as follows:

            1999...............................   277,047
            2000...............................   560,544
            2001...............................   138,411
            2002...............................   604,844
            2003............................... 3,803,186
            Thereafter......................... 1,915,827
                                                ---------
                                                7,299,859
                                                =========

   Repayment of the principal of subordinated Guilder loans is subordinated to the claims of all other existing and future creditors. The proceeds from the issuance of 5.875% subordinated Guilder bonds was used to defease in-substance the 7.625% subordinated Guilder bonds. The cash proceeds are held in escrow with a bank to be used when the bonds mature in 2000. In addition, Royal Ahold entered into an interest rate swap to match the cash flows of interest payments due on the 7.625% subordinated Guilder bonds that exceed the interest earnings on the cash held in escrow. See note 21 and note 23 to the consolidated financial statements.

Convertible subordinated notes

In September 1998, Royal Ahold completed a public offering of NLG 1,495 million principal amount of its 3.0 percent Convertible Subordinated Notes due 2003, with interest payable annually, commencing September 30, 1999. The notes are convertible into 23,207,079 common shares at NLG 64.42 per share at any time prior to September 25, 2003. At any time after September 30, 2001, the notes are redeemable at the option of Royal Ahold, in whole but not in part, at the principal amount thereof, together with accrued interest. The notes will mature on September 30, 2003.

Credit facilities

In December 1996, Ahold entered into a $1 billion 7-year Multi-currency Revolving Credit Facility bearing interest at LIBOR (5.11% at January 3, 1999) plus 0.10% and $500 million of the amount outstanding was swapped to a fixed rate of 5.70% for a five year period. Royal Ahold pays a facility fee of 10 basis points per year on the total amount of the facility through the fifth year. Thereafter, the facility fee will be 11.25 basis points per year. This facility agreement contains restrictive covenants with regard to maintenance of certain financial ratios, such as interest coverage and gearing, as defined, all of which were complied with during 1998.

In March 1998, Ahold entered into a four year $500 million multi-currency revolving stand-by credit facility bearing interest at LIBOR plus 0.10%. The terms and conditions of this facility are substantially identical to Royal Ahold's existing $1 billion multi-currency revolving credit facility. As of January 3, 1999 there were no outstanding borrowings under this facility.

Other loans

   NLG 500 million Eurobond, 6.25%. This 10-year Eurobond will mature on November 28, 2006. The bond was issued by Ahold's U.S. holding company, and is guaranteed by Royal Ahold.

   NLG 300 million bonds, 5.875%. These bonds have been issued by Albert Heijn, and are guaranteed by Royal Ahold. The bonds mature in December 2007.

   NLG 100 million loan, 7.70%. Principal repayments on this loan are due in annual installments of NLG 20 million through June 2004.

   $250 million senior note, 9.75%. This note was issued by Stop & Shop in February 1992 and will mature July 1, 2002. This note is subordinated to all senior indebtedness of Stop & Shop.

   $250 million bonds, 9.875%. These bonds were issued by Disco in May 1998 and mature in May 2008. The bonds may be redeemed at par at any time after May 2003.

   $100 million bonds, 9.125%. These bonds were issued by Disco in May 1998 and mature in May 2003.

   Portuguese Escudo bonds. JMR issued four bonds in 1998 all of which are subordinated to all senior indebtedness of JMR. The bonds require principal payments between 1999 and 2003.

Note 13 Capitalized lease commitments

   Capital leases are principally for buildings and are generally held by Ahold's U.S. subsidiaries and terms typically range from ten to twenty-five years and contain renewal options. Components of assets held under capital leases are as follows:

                                                         January   December 28,
                                                         3, 1999       1997
                                                        ---------  ------------
      Land and buildings............................... 2,028,786     1,799,460
      Machinery and equipment..........................   119,704       110,197
                                                        ---------     ---------
                                                        2,148,490     1,909,657
      Accumulated amortization.........................  (650,652)     (666,052)
                                                        ---------     ---------
                                                        1,497,838     1,243,605
                                                        =========     =========

   At the time of entering into capital lease agreements, the commitments are recorded at present value using the interest rate applicable for long-term borrowings. At January 3, 1999, existing lease commitments are recorded at present value equivalent to an average rate of 10.10% (10.58% at December 28, 1997).

   As of January 3, 1999, the aggregate amounts of minimum lease payments under capitalized lease contracts payable in each of the next five fiscal years and thereafter are as follows:

      1999..........................................................    316,484
      2000..........................................................    306,364
      2001..........................................................    294,182
      2002..........................................................    266,995
      2003..........................................................    263,012
      Thereafter....................................................  2,627,917
                                                                     ----------
      Total future minimum lease payments...........................  4,074,954
      Estimated executory costs.....................................     (7,855)
      Amounts representing interest................................. (2,132,209)
                                                                     ----------
      Present value of net minimum capital lease payments...........  1,934,890
      Current portion...............................................   (111,666)
                                                                     ----------
      Long-term portion of capitalized lease commitments............  1,823,224
                                                                     ==========

   Total future minimum lease payments above have not been reduced by minimum sublease rentals of NLG 119,653 as of January 3, 1999 due in the future under related non-cancelable subleases. They also do not include contingent rentals which may be paid under certain store leases on the basis of a percentage of sales in excess of stipulated amounts. Contingent rentals on such leases amounted to approximately NLG 3,500 in 1998, NLG 4,200 in 1997 and NLG 3,000 in 1996.

Note 14 Other provisions

                                                         January 3, December 28,
                                                            1999        1997
                                                         ---------- ------------
      Pension provisions................................    371,729      335,715
      Self-insurance....................................    499,733      448,220
      Closed and divested facilities....................    498,468      278,761
      Severance and other personnel costs...............    175,398      157,285
      Bankruptcy guarantees.............................    145,735      170,171
      Conversion costs..................................    119,096      143,048
      Maintenance provisions............................    108,522       91,343
      Straight line rent................................     51,253       47,986
      Other.............................................    144,503       98,538
                                                          ---------    ---------
                                                          2,114,437    1,771,067
                                                          =========    =========

   Pension provisions relate to various defined benefit plans, both in the U.S. and the Netherlands, including supplemental plans for early retirement in the Netherlands.

   Royal Ahold is self-insured for property, casualty, medical, disability and general liability costs. Royal Ahold determines it liabilities for self-insured claims based on actuarial analyses.

   The provision for closed and divested facilities represents the estimated future costs (principally for rent obligations and loss on the disposal of assets) for facilities, primarily retail stores, that have been closed or announced to be closed. Royal Ahold decided to take provisions for potential Giant-Landover store closings. Provisions for such closings (primarily rent obligations) totaling $92 million (NLG 174 million) were recorded in 1998.

   Severance and other personnel costs include severance benefits for employees who will be terminated. This provision includes accrued severance for certain administrative, production, distribution and store personnel at Albert Heijn from a reorganization plan entered into between Ahold and the respective unions in March 1993. At January 3, 1999, 2,000 employees have been terminated under this plan, which is expected to increase to a maximum of 2,050 employees. The accrued costs at January 3, 1999 and December 28, 1997 of NLG 110 million and NLG 114 million, respectively, include contractual termination benefits and supplemental monthly payments over an extended period (which may extend up to ten years) based on the employee's salary, age and length of service for employees who have been made aware of their termination. Payments of such costs aggregated NLG 20 million, NLG 42 million and NLG 12 million in 1998, 1997 and 1996, respectively. Payments in 1999 are expected to be NLG 28 million.

   As a part of the acquisition of Stop & Shop, Ahold realigned and reassigned the management responsibility for certain of its U.S. operations owned prior to the Stop & Shop acquisition. The realignment at Edwards included closing administrative facilities, conversion of store formats from supermarkets to supercenters and termination of approximately 500 administrative personnel. Provisions for such costs totaling $17 million (NLG 34 million) were recorded in 1997, as additional goodwill related to the Stop & Shop acquisition. At January 3, 1999 and December 28, 1997, the remaining balance of such provisions aggregated $4.0 million (NLG 7.6 million) and $6 million (NLG 12 million), respectively. The realignment also included the consolidation of management of the Ohio Finast operations into Tops. The combined management of activities in these two adjacent markets has opened the way to greater coordination and substantial cost savings. Provisions (and charges to operating results) of $18 million (NLG 30 million) were recorded for this merger in 1996 primarily for the closing of the Finast headquarters, computer integration costs and other matters. At December 28, 1997, all management consolidation costs for Finast have been paid and no liability remained. (Also see the U.S. GAAP reconciliation in note 23 to the consolidated financial statements).

   Bankruptcy guarantees represent lease obligations related to properties operated by Bradlees, Inc. ("Bradlees"). Bradlees was sold by Stop & Shop in 1992; however, Stop & Shop remained obligated under approximately 100 of its leases assigned to Bradlees. Bradlees filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in 1995 and on February 2, 1999 emerged from the bankruptcy. The provision for bankruptcy guarantees represents the estimated future lease costs which Royal Ahold may incur for stores Bradlees has closed or stores in which closure is expected based on available information. Total future rental payments under all such assigned Bradlees leases aggregated approximately $249 million (approximately NLG 471 million) at January 3, 1999.

   Conversion costs represent the expected costs of systems upgrades for the introduction of the Euro and Year 2000. (See the U.S. GAAP reconciliation in note 23 to the consolidated financial statements.) Maintenance provisions have been established for known and estimable repair and upkeep of stores, primarily in the Netherlands. Straight line rent represents the excess of rent expensed (on a straight line basis) for financial reporting purposes over amounts paid for leases with scheduled increases.

Note 15 Stockholders' equity

Changes in Share Capital

   Royal Ahold completed a public offering of 34,500,000 common shares at an initial offering price of NLG 67.00 ($32.14) per share in April 1998 and a public offering of 51,750,000 common shares at an initial offering price of NLG 52.80 ($27.90) per share in September and October 1998.

Cumulative Preferred Shares

   In March 1989, Royal Ahold and Stichting Ahold Continuiteit ("SAC" or, in English, "Ahold Continuity Foundation") entered into an agreement (the "Option Agreement"), which was amended and restated in April 1994 and March 1997, pursuant to which SAC was granted an option to acquire from Royal Ahold, from time to time in the fifteen years following the date of the original Option Agreement, cumulative preferred shares up to a total par value that is equal to the total par value of all issued and outstanding shares of capital stock of Ahold. Royal Ahold on its part has the right, pursuant to the Option Agreement, to place cumulative preferred shares with SAC up to a total par value that is equal to the total nominal value of all issued and outstanding shares of capital stock of Ahold. The holders of the cumulative preferred shares are entitled to 2,000 votes per share. Each transfer of cumulative preferred shares requires the approval of the Corporate Executive Board.

   The cumulative preferred shares have certain anti-takeover effects. The issuance of all authorized cumulative preferred shares will cause substantial dilution of the effective voting power of any shareholder, including a shareholder that attempts to acquire Royal Ahold, and could have the effect of delaying, deferring and preventing a change in control of Royal Ahold.

   Royal Ahold may stipulate that only 25% of the nominal value be paid upon subscription for cumulative preferred shares until payment in full of the par value is later called by Royal Ahold. No cumulative preferred shares were issued and outstanding during 1998, 1997 or 1996.

Cumulative Preferred Financing Shares

   In June 1996, the Corporate Executive Board of Royal Ahold was designated as the body authorized to issue or grant rights to subscribe for Cumulative Preferred Financing Shares of whatever series, subject to the prior approval of the Supervisory Board of Royal Ahold, up to a total nominal amount equal to 25% of all the outstanding shares of the capital stock of Royal Ahold, excluding cumulative preferred shares. Cumulative Preferred Financing Shares must be fully paid up upon issuance.

   In August 1998, Royal Ahold issued 24 million Cumulative Preferred Financing Shares to institutional investors in the Netherlands at a price of NLG 6.75 per share, resulting in aggregate proceeds of NLG 161 million.

   Dividends are paid on each Cumulative Preferred Financing Share at a percentage (the "Financing Dividend Percentage") based on the average effective yield on Dutch State loans with a remaining life of nine to ten years and such rate has been fixed for a period of ten years at a rate of 7.37% per fiscal year for the share issuance in June 1996 and 5.18% for the share issuance in August 1998.

Convertible Cumulative Preferred Financing Shares

   In June 1996, the Corporate Executive Board of Royal Ahold was also designated as the body authorized to issue or grant rights to subscribe for all convertible cumulative preferred shares subject to the prior approval of the Supervisory Board of Royal Ahold. Conversion of convertible cumulative preferred shares into common shares may take place (i) pursuant to a resolution of the Corporate Executive Board or (ii) at the request of a holder of convertible cumulative preferred shares. No convertible cumulative preferred shares were issued and outstanding during 1998 and 1997.

   Holders of convertible cumulative preferred financing shares are entitled to dividends similar to those on Cumulative Preferred Financing Shares.

Common Shares

   Prior to 1997, cash dividends consisted of a Dutch Guilder component and a Dollar component. Beginning in 1997, all cash dividends are declared and paid only in Dutch Guilders. Shareholders have had the option to elect either a cash or a share dividend. The size and composition of the final 1998 optional share dividend option, will be announced on May 11, 1999, after the close of trading on the Amsterdam Exchanges.

Dividends on common shares paid or proposed are as follows:

                              Cash Dividend
 Fiscal Year                  Option                      Stock Dividend Option
 -----------                  ------------------          ---------------------
 1996        Interim......... NLG 0.08 and $0.04  1 share per 100 shares owned
             Final........... NLG 0.23 and $0.10 2 shares per 100 shares owned
 1997        Interim......... NLG 0.21            1 share per 100 shares owned
             Final........... NLG 0.51           2 shares per 100 shares owned
 1998        Interim......... NLG 0.26            1 share per 100 shares owned
             Proposed final.. NLG 0.60           2 shares per 100 shares owned

Stock option plans

   Royal Ahold established stock option plans in the Netherlands and the United States, pursuant to which a number of options to acquire common shares are granted to executive and other key salaried employees of Royal Ahold who are employed at certain specified job levels and who are designated by the Corporate Executive Board as eligible to be granted options, and such other employees designated by the Corporate Executive Board. The exercise price of such options is equal to the closing price of the common shares on the AEX-Stock Exchange on the day on which the options are granted, which is typically the last day of the fiscal year.

   In the Netherlands, options granted are exercisable for a period of five years after the grant date. Options granted prior to the beginning of fiscal year 1997 vested immediately. During 1998, the Netherlands plan was amended and restated and the vesting period was changed to a period of three years.

   In the United States, Ahold established stock option plans in 1986 (the "1986 U.S. Plan") and in 1990 (the "1990 U.S. Plan"), which were both amended and restated, effective January 1, 1998. Options granted under the 1990 U.S. Plan, as amended, are exercisable after a vesting period of five years, after which the options may be exercised in full, or in part, during a five year period. Under the 1986 Plan, as amended, options granted thereunder are exercisable after a vesting period determined by the Corporate Executive Board and specified in each option award agreement, after which the options may be exercised in full, or in part, during the remainder of the five year period from the date of grant. No options are currently outstanding under the 1986 U.S. Plan.

   A summary of the activity under Ahold's stock option plans is as follows:

                                                        Fiscal Year
                         -----------------------------------------------------------------------------
                                   1998                      1997                      1996
                         ------------------------- ------------------------- -------------------------
                                     Average Price             Average Price             Average Price
                                       per Share                 per Share                 per Share
                           Shares         NLG        Shares         NLG        Shares         NLG
                         ----------  ------------- ----------  ------------- ----------  -------------
Outstanding at
 Beginning of year...... 15,994,594          31.79 14,473,503          23.19 14,289,096          17.22
Granted.................  5,768,455          67.43  4,860,657          51.61  4,324,677          35.38
Exercised............... (3,794,299)         21.15 (3,133,703)         17.94 (3,847,743)         15.29
Canceled................   (190,487)         28.32   (205,863)         20.96   (292,527)         16.02
                         ----------                ----------                ----------
Outstanding at end of
 year................... 17,778,263          45.17 15,994,594          31.79 14,473,503          23.19
                         ==========                ==========                ==========

   The following table summarizes information about stock options outstanding at January 3, 1999:

                            Options Outstanding                     Options Exercisable
             -------------------------------------------------- ----------------------------
 Range of                                           Weighted                        Average
 Exercise                       Weighted Average     Average                        Exercise
   Prices    Number Outstanding    Remaining     Exercise Price Number Exercisable   Price
    NLG      at January 3, 1999 Contractual Life      NLG       at January 3, 1999    NLG
 --------    ------------------ ---------------- -------------- ------------------ ---------
10.14-16.99           2,373,040              3.2          15.59          1,858,279     15.21
20.85-34.79           5,398,745              3.8          29.16          4,104,751     29.33
42.11-58.17           4,505,028              4.8          50.76                 --        --
59.60-69.40           5,501,450              6.2          69.07                 --        --
                     ----------                                          ---------
                     17,778,263                                          5,963,030
                     ==========                                          =========

   Ahold accounts for the stock option plans under Dutch GAAP which is similar to Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations for non-compensatory plans. Accordingly, no compensation cost has been recognized for stock options. The weighted average fair value of stock options granted during 1998, 1997 and 1996 was NLG 24.04, NLG 16.30 and NLG 8.78, respectively. The fair value of the stock option grants has been estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                          fiscal year  fiscal year  fiscal year
                                             1998         1997         1996
                                          -----------  -----------  -----------
      Expected life (years):
        1986 Plan........................         2.0          2.5          2.5
        1990 Plan........................         7.5          7.5          7.5
      Interest rate......................         6.0%         6.0%         6.5%
      Volatility.........................        30.0%        35.0%        20.0%
      Assumed forfeitures................         6.0%         7.0%         7.0%

   Had compensation cost for the stock option plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), under Dutch GAAP Ahold's pro forma net earnings and earnings per Common Share would have been as follows:

                                          fiscal year fiscal year fiscal year
                                             1998        1997        1996
                                          ----------- ----------- -----------
      Net earnings after dividends on
       Cumulative Preferred
      Financing Shares:
        As reported......................   1,183,996     915,482     622,949
        Pro forma........................   1,162,675     913,418     606,193
      Earnings per Common Share:
        As reported......................        2.06        1.74        1.38
        Pro forma........................        2.02        1.74        1.35

   This pro forma impact only takes into account options granted since the beginning of fiscal year 1995 and is likely to increase in future years as additional options are granted and amortized ratably over the vesting period.

Note 16 Rentals and operating leases with third parties

   Operating leases of Ahold's U.S. subsidiaries generally are for terms of ten to twenty-five years, contain renewal options and in some cases require additional operating lease payments based on sales volume. The rental contracts of Ahold's Dutch retailing subsidiaries generally provide for non-cancelable five to ten year rental periods with renewal options, and rents reset every year based on predetermined indices.

   The actual costs of rentals and operational leases were as follows:

                                             fiscal year fiscal year fiscal year
                                                1998        1997        1996
                                             ----------- ----------- -----------
Minimum rentals.............................  1,049,987    852,394     604,975
Contingent rentals..........................     24,975      7,294       6,845
Lease and sublease income...................   (178,028)   (92,084)    (99,397)
                                              ---------    -------     -------
                                                896,934    767,604     512,423
                                              =========    =======     =======

   As of January 3, 1999, the aggregate amounts of minimum lease payments under existing operational lease contracts are as follows:

            1999..............................  1,097,459
            2000..............................  1,016,069
            2001..............................    912,571
            2002..............................    811,670
            2003..............................    767,102
            Thereafter........................  7,275,829
                                               ----------
                                               11,880,700
                                               ==========

   Minimum lease payments above have not been reduced by minimum lease or sublease rental income of NLG 945,408 due in the future under non-cancelable subleases.

Note 17 Income taxes

   The reconciliation of income taxes between the Dutch corporate income tax rate and Royal Ahold's effective income tax rate as shown in the Consolidated Statements of Earnings is as follows:

                                           fiscal year fiscal year fiscal year
                                              1998        1997        1996
                                           ----------- ----------- -----------
Dutch corporate income tax rate...........    35.00%      35.00%      35.00%
Items affecting the corporate income tax
 rate
Financing and different statutory income
 tax rate of foreign subsidiaries.........   (10.50%)     (6.49%)     (8.68%)
Non-taxable items.........................    (1.03%)     (0.40%)      0.05%
Investment tax credits....................    (0.04%)     (0.05%)     (0.07%)
Other factors.............................     1.73%          --       0.62%
                                             -------     -------     -------
Effective tax rate........................    25.16%      28.06%      26.92%
                                             =======     =======     =======

   The components of the provisions for income taxes are as follows:

                                           fiscal year fiscal year fiscal year
                                              1998        1997        1996
                                           ----------- ----------- -----------
Current:
 Domestic.................................   150,023     193,557     187,419
 Foreign..................................   147,483     157,906     135,432
Deferred:
 Domestic.................................   100,203      14,678      (8,189)
 Foreign..................................    36,587      16,246     (65,822)
                                             -------     -------     -------
                                             434,296     382,387     248,840
                                             =======     =======     =======

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At January 3, 1999, in the United States Royal Ahold had state and federal operating loss carryforwards of approximately NLG 80 million expiring between 2001 and 2012, general business tax credit carryforwards totaling approximately NLG 68 million expiring between 2000 and 2013, and alternative minimum tax carryforwards of NLG 89 million which can be carried forward indefinitely. Such operating loss carryforwards and tax credits may not be used to offset income taxes in other jurisdictions. Royal Ahold has established a valuation allowance to reduce the tax benefit of certain net operating losses and certain general business tax credits to an amount that is more likely than not realizable. Management believes there is a risk that certain carryforwards may expire unused and, accordingly, has established a valuation allowance against them.

   Deferred tax assets and liabilities as of January 3, 1999 and December 28, 1997 are as follows:

                          Net deferred tax asset (liability)
                          ----------------------------------
                             January 3,          December 28,
                                1999                 1997
                          -----------------   ------------------
Fixed assets.............           (531,732)            (512,996)
Capitalized lease
 commitments.............            130,973              139,604
Benefit plans............             63,011              127,480
Inventories..............            (78,034)            (137,468)
Closed locations.........             73,175               45,939
Provisions not yet
 deductible..............            249,728              303,946
Carryforwards
 Operating losses........            109,104               98,137
 Alternative minimum
  tax....................             89,062               72,036
 General business tax
  credits................             32,539               45,913
Valuation allowances.....            (57,425)             (42,065)
Other, net...............            (91,973)              29,878
                            -----------------     -----------------
                                     (11,572)             170,404
                            =================     =================

   Deferred income taxes are classified in the accompanying balance sheets as of January 3, 1999 and December 28, 1997 as follows:

                                                         January 3, December 28,
                                                            1999        1997
                                                         ---------- ------------
Non-current deferred tax assets.........................   297,778     357,258
Non-current deferred tax liabilities....................  (309,350)   (186,854)
                                                           --------     --------
                                                           (11,572)    170,404
                                                           ========     ========

Note 18 Employee benefit plans

Pension plans

   Royal Ahold has a number of defined benefit pension plans covering substantially all of its employees. Such plans have been established in accordance with applicable legal requirements, customs and existing circumstances in each country. Benefits are generally based upon compensation and years of service. Pension plan assets are generally invested in shares, fixed-rate debt securities, loans and real estate.

   Pension costs for all plans are actuarially determined and generally funded annually. Royal Ahold accounts for its U.S. plans under the provisions of Financial Accounting Standards No. 87 ("SFAS 87"). Pension expense for the plans in the Netherlands is calculated using the methodology required under Dutch GAAP. Pension expense of the qualified plans included in the accompanying Statement of Earnings for fiscal years 1998, 1997 and 1996 aggregated NLG 74,465, NLG 66,048 and NLG 59,100, respectively. In addition, Royal Ahold received refunds of NLG 76 million in 1998 and NLG 83 million in 1997, respectively, of overfunded pension plan assets in the Netherlands, which was reflected as a reduction of general and administrative expenses in the 1998 and 1997 Consolidated Statement of Earnings. (See note 23 to the consolidated financial statements for the U.S. GAAP accounting treatment.)

   For purposes of additional disclosure, information regarding the plans in the Netherlands has also been provided under the requirements of Financial Accounting Standards No 132, Employers' Disclosures About Pensions and Other Postretirement Benefits ("SFAS 132"). The following table summarizes, in Dutch Guilders, the funded status and amounts which would be recognized in Royal Ahold's financial statements under SFAS 132 for all defined benefit plans.

                                   Assets exceed         Accumulated benefits
                                Accumulated benefits        Exceed assets
                              ------------------------ ------------------------
                              January 3,  December 28, January 3,  December 28,
                                 1999         1997        1999         1997
                              ----------- ------------ ----------- ------------
Change in Benefit Obligation
Benefit obligation,
 beginning of period........   2,415,745   2,000,404     282,572      238,727
Service cost................     114,284      92,953      27,330        4,954
Interest cost...............     134,801     140,338      48,530       12,312
Amendments and
 reclassifications..........    (398,851)      1,355     355,130           --
Actuarial loss (gain).......     214,651     253,091      72,680       35,213
Acquisition.................     218,264       3,532      13,344           --
Benefits paid...............     (49,513)    (75,928)    (25,323)      (8,634)
                               ---------   ---------    --------     --------
Benefit obligation, end of
 period.....................   2,649,381   2,415,745     774,263      282,572
                               =========   =========    ========     ========
Change in Plan Assets
Fair value of assets,
 beginning of period........   2,616,876   2,265,699     143,939      130,190
Actual return on plan
 assets.....................     310,683     412,586      83,598       10,052
Company contribution........     (17,539)      3,932      40,180        7,726
Acquisition.................     215,697      10,587          --           --
Reclassifications...........    (357,725)         --     357,725           --
Benefits paid...............     (49,513)    (75,928)    (20,960)      (4,029)
                               ---------   ---------    --------     --------
Fair value of assets, end of
 period.....................   2,718,479   2,616,876     604,482      143,939
                               =========   =========    ========     ========
Funded status of plan.......      69,098     201,131    (184,507)    (138,633)
Unrecognized actuarial
 loss.......................     195,993      99,295      55,728       28,906
Unrecognized prior service
 cost.......................      15,510      15,937     (39,311)         114
Unrecognized net transition
 obligation.................     (51,961)    (65,423)      5,610        9,017
                               ---------   ---------    --------     --------
Prepaid (accrued) benefit
 cost.......................     228,640     250,940    (162,480)    (100,596)
                               =========   =========    ========     ========
                              Fiscal year Fiscal year  Fiscal year Fiscal year
                                 1998         1997        1998         1997
                              ----------- ------------ ----------- ------------
Components of Net Periodic
 Benefit Costs
Service cost of benefits
 earned.....................     103,284      92,953      24,627        4,954
Interest cost on benefit
 obligation.................     134,801     140,338      49,362       12,312
Actual return on assets.....    (299,112)   (382,330)    (45,810)     (12,640)
Net amortization and
 deferral...................      90,429     183,290       7,634        5,656
                               ---------   ---------    --------     --------
Net periodic benefit cost...      29,402      34,251      35,813       10,282
                               =========   =========    ========     ========

   The assumptions used to develop the actuarial present value of benefit obligations and pension expense under SFAS 87 were as follows:

                                           fiscal year fiscal year fiscal year
                                              1998        1997        1996
                                           ----------- ----------- -----------
Weighted average expected long-term rate
 of return on plan assets.................    8.3%        8.3%        8.2%
Weighted average discount rate............    5.5%        6.9%        6.9%
Weighted average rate of increase in
 salary levels............................    4.4%        4.0%        4.0%

Other benefit plans

   Ahold also maintains various other employee benefit plans. For employees of its U.S. subsidiaries, such plans are principally in the form of savings, incentive compensation and bonus plans. Royal Ahold's Dutch subsidiaries participate in a profit sharing plan for their employees. Expense for such plans aggregated NLG

207,505, NLG 185,699 and NLG 136,836 in 1998, 1997 and 1996, respectively. In the U.S., Royal Ahold also maintains three supplemental employee retirement plans for officers and executives of its subsidiaries. The present value of the estimated projected benefit obligation under these plans has been estimated at approximately NLG 66,799 million at January 3, 1999, the majority of which is fully vested and accrued.

   Additionally, certain union employees in the United States are covered by multi-employer, defined benefit plans. Plan expenses were NLG 68,920, NLG 69,225 and NLG 27,700 for 1998, 1997 and 1996, respectively.

Postretirement plans

   Ahold provides life insurance and health care benefits for certain retired employees meeting age and service requirements at its U.S. subsidiaries. The total costs recognized for postretirement life insurance and health care plans were approximately NLG 3,745 (service cost of NLG 690 and interest cost of NLG 3,055) in 1998, NLG 4,209 (service cost NLG 666 and interest cost NLG 3,543) in 1997, and NLG 1,480 (service cost NLG 221 and interest cost NLG 1,259) in 1996. Royal Ahold's postretirement benefits are not funded. The accrued postretirement benefit cost at January 3, 1999 and December 28, 1997 was NLG 46,351 and NLG 49,075, respectively.

   The assumed health care cost trend used in measuring the accumulated postretirement benefit obligation was 9% and 10.0% (7.5% and 7.0% for post-65 coverage) in 1998 and 1997, respectively, grading down to 5.5% over 8 years. A 1% increase in the assumed health care cost trend would increase the accumulated postretirement benefit obligation by 3% and the service and interest costs by 6% both in 1998 and 1997. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 6.75% and 7.5% in 1998 and 1997, respectively.

Note 19  Business segment information

   Ahold operates principally in one business segment, the retail sale of food and related non-food products. All Dutch specialty retailers, which are not individually or in the aggregate a separately identifiable segment, are included under "Food Retailing" together with the Albert Heijn supermarket chain in the Netherlands. Information regarding food wholesaling and real estate operations are also separately disclosed. Royal Ahold's other activities do not individually constitute a separately reportable industry segment.

                                          fiscal year  fiscal year  fiscal year
                                             1998         1997         1996
                                          -----------  -----------  -----------
Net Sales (including intersegment)
Food retailing........................... 54,988,058   47,109,535   33,271,450
Food wholesaling.........................  4,639,857    4,247,924    3,831,550
Real estate..............................    554,748      464,097      433,962
Other activities.........................    609,704      563,698      548,501
Intersegment sales....................... (2,428,849)  (1,816,773)  (1,547,368)
                                           ----------   ----------   ----------
                                          58,363,518   50,568,481   36,538,095
                                           ==========   ==========   ==========
Net Sales
Food retailing........................... 53,579,052   46,194,879   32,616,104
Food wholesaling.........................  4,584,248    4,198,848    3,788,513
Real estate..............................    118,584      101,442       92,696
Other activities.........................     81,634       73,312       40,782
                                           ----------   ----------   ----------
                                          58,363,518   50,568,481   36,538,095
                                           ==========   ==========   ==========
Operating Results
Food retailing...........................  2,108,966    1,679,731    1,113,437
Food wholesaling.........................     89,812       81,732       64,274
Real estate..............................    108,193      114,978       98,182
Other activities.........................     22,854       31,731       20,434
Unallocated corporate costs..............    (88,065)     (71,342)     (53,500)
                                           ----------   ----------   ----------
                                           2,241,760    1,836,830    1,242,827
                                           ==========   ==========   ==========
Depreciation and amortization
Food retailing...........................  1,382,884    1,095,853      747,304
Food wholesaling.........................     38,844       39,910       34,499
Real estate..............................     40,623       34,548       32,944
Other activities.........................     18,062       16,554       15,828
Unallocated corporate costs..............      2,664        3,708        2,853
                                           ----------   ----------   ----------
                                           1,483,077    1,190,573      833,428
                                           ==========   ==========   ==========
Purchases of tangible fixed assets
Food retailing...........................  2,648,349    2,492,668    1,417,004
Food wholesaling.........................     66,282       50,418       77,107
Real estate..............................    173,804      146,355       87,217
Other activities.........................     18,341       17,960       17,586
Unallocated corporate assets.............      1,051        3,716        2,894
                                           ----------   ----------   ----------
                                           2,907,827    2,711,117    1,601,808
                                           ==========   ==========   ==========

                                            January 3, December 28, December 29,
                                               1999        1997         1996
                                            ---------- ------------ ------------
Identifiable Assets
Food retailing............................. 22,267,390  16,455,599   12,639,990
Food wholesaling...........................    813,935     832,962      733,421
Real Estate................................  1,268,932   1,229,218    1,127,526
Other activities...........................    149,325     141,554      126,638
Unallocated corporate assets...............    680,831     179,897      242,372
                                            ----------   ----------  ----------
                                            25,180,413  18,839,230   14,869,947
                                            ==========   ==========  ==========

Note 20 Geographic segment information

   Ahold's operations are conducted in five geographical areas: the Netherlands, the United States, other European countries (Portugal, the Czech Republic, Poland and Spain), Latin America (Brazil, Argentina, Chile, Peru, Paraguay and Ecuador) and Asia Pacific (China, Malaysia, Singapore and Thailand).

                                          fiscal year  fiscal year  fiscal year
                                             1998         1997         1996
                                          -----------  -----------  -----------
Net Sales (including intersegment)
The Netherlands.......................... 17,915,254   16,796,602   15,820,775
United States............................ 33,381,774   28,810,893   19,649,646
Other European Countries.................  3,928,701    3,230,866    2,559,147
Latin America............................  4,663,956    2,622,244           --
Asia Pacific.............................    902,682      924,649       55,895
Intersegment sales....................... (2,428,849)  (1,816,773)  (1,547,368)
                                           ----------   ----------   ----------
                                          58,363,518   50,568,481   36,538,095
                                           ==========   ==========  ==========
Net Sales
The Netherlands.......................... 16,994,754   15,929,765   14,958,588
United States............................ 31,974,362   27,893,718   18,987,950
Other European Countries.................  3,827,867    3,198,105    2,535,662
Latin America............................  4,663,956    2,622,244           --
Asia Pacific.............................    902,579      924,649       55,895
                                           ----------   ----------   ----------
                                          58,363,518   50,568,481   36,538,095
                                           ==========   ==========   ==========
Operating Results
The Netherlands..........................    671,328      606,816      551,801
United States............................  1,408,128    1,120,399      599,613
Other European Countries.................    215,169      179,010      165,472
Latin America............................    138,476       80,500           --
Asia Pacific.............................   (103,276)     (78,553)     (20,559)
Unallocated corporate costs..............    (88,065)     (71,342)     (53,500)
                                           ----------   ----------   ----------
                                           2,241,760    1,836,830    1,242,827
                                           ==========   ==========   ==========

                                            January 3, December 28, December 29,
                                               1999        1997         1996
                                            ---------- ------------ ------------
Identifiable Assets
The Netherlands............................  4,224,250   4,529,189    3,905,811
United States.............................. 12,980,339  10,022,072    8,269,621
Other European Countries...................  2,590,213   2,012,747    1,492,173
Latin America..............................  4,244,072   1,749,469      917,535
Asia Pacific...............................    460,708     345,856       42,435
Corporate assets...........................    680,831     179,897      242,372
                                            ----------   ----------   ----------
                                            25,180,413  18,839,230   14,869,947
                                            ==========   ==========   ==========

Note 21Financial instruments

   Ahold uses financial instruments to manage its foreign exchange transaction exposure and interest rate exposure. Ahold is a multi-national company with a substantial portion of its assets, liabilities and results denominated in foreign currencies, primarily the U.S. Dollar. It is Royal Ahold's policy to not hedge foreign exchange translation exposure. Derivative financial instruments are principally used to manage transaction exposure from foreign exchange and interest rate risk. Royal Ahold does not use these instruments for trading purposes. Gains and losses from derivative financial instruments are deferred and are recognized in the Statement of Earnings when the hedged transactions occur.

Foreign exchange risk management

   Ahold has entered into foreign exchange contracts with institutions of high credit standing in order to manage its foreign exchange transaction exposure from purchase commitments entered into in the normal course of business. The purpose of Royal Ahold's foreign currency hedging activities is to minimize the effects of changes in exchange rates from transactions that are denominated in a currency other than the currency of trading. At January 3, 1999, Ahold had 14 open foreign exchange contracts and two option contracts for notional amounts of $3.25 million and $3.25 million, respectively, related to purchase commitments denominated in U.S. Dollars. Such contracts expire through January and February 1999. These instruments had a negligible fair value at year end 1998 and any eventual gain or loss will be recognized as part of the purchase transaction.

Interest rate risk management

   Royal Ahold may hedge its interest rate risks through the use of derivatives. All interest rate hedging activities relate to existing outstanding debt. These agreements have been entered into with institutions of high credit standing. The notional amounts of such agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

 Interest rate swaps

   Ahold has agreements to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Royal Ahold has not entered into any cross-currency interest rate swaps.

   At January 3, 1999, Royal Ahold had 14 swaps outstanding with total notional amounts of NLG 1,170 million and $700 million (NLG 1,215 million and $900 million at December 28, 1997). These swap contracts expire between 1999 and 2005. The seven Guilder receive-fix swaps had an average receive rate of 7.16% and an average pay rate of 3.37% at January 3, 1999. The two pay-fix Guilder contracts had an average pay rate of 7.84% and an average receive rate of 3.30% at January 3, 1999. The four pay-fix U.S. Dollar swaps with a notional amount of $500 million (which fix Ahold's floating rate debt drawn under the $1 billion 7-year Multi Currency Revolving Credit Facility) had an average pay rate of 5.81% and an average receive rate 5.07% at January 3, 1999. The remaining one pay-fix swap contracts with a notional amount of $200 million will start in 2000 and will have a pay-fix rate of 6.73%; the receive rate of these contracts is based on LIBOR and will be determined at the start date of the swaps.

 Interest rate options and cap agreements

   Interest rate options and cap agreements are used to reduce the potential impact of increases in interest rates on floating-rate long-term debt. At January 3, 1999, Royal Ahold had no interest rate caps or floors outstanding. The notional amount of interest rate floors and interest rate caps was NLG 210 million at December 28, 1997. The carrying amount of these agreements at December 28, 1997 of NLG 101 represents the unamortized premiums paid for the contracts. Royal Ahold's interest rate option contracts had terms lasting up until 1999. The cap agreements entitle Royal Ahold to receive from the counterparties (major banks) the amounts, if any, by which Royal Ahold's interest payments exceed on average 7.0%.

Fair value of financial instruments

   The following table presents the carrying amounts and fair values of Royal Ahold's financial instruments:

                                   January 3, 1999        December 28, 1997
                                ----------------------  ----------------------
                                 Carrying      Fair      Carrying      Fair
                                  Amount      Value       Amount      Value
                                ----------  ----------  ----------  ----------
Assets
Investment in unconsolidated
 subsidiaries and affiliates..     271,560          --     186,289          --
Liabilities
Borrowings....................  (7,299,859) (7,810,121) (4,354,175) (4,570,531)
Derivative financial instru-
 ments........................
Interest rate swap agree-
 ments........................           0      20,907           0      39,523
Interest rate options and cap
 agreements...................          --          --         101        (226)

   The carrying amount of cash and cash equivalents, receivables and loans payable are a reasonable estimate of their fair value. The market value for the investments in unconsolidated subsidiaries and affiliates has not been determined.

   The fair value of long-term debt is estimated using discounted cash flow analysis based on interest rates from similar types of borrowing arrangements or at quoted market prices, if applicable.

   The fair value of interest rate swaps is the amount at which they could be settled, based on estimates obtained from dealers. The fair value of interest rate options and cap agreements is estimated using option pricing models and essentially values the potential for the caps to become in-the-money through changes in interest rates during the remaining terms. Royal Ahold is exposed to credit-related losses in the event of nonperformance by the counterparties. Royal Ahold anticipates, however, that the counterparties will be able to fully satisfy their obligations under the contracts. Royal Ahold has no concentration of credit risk.

Note 22 Subsequent events

   Royal Ahold established a 50% joint venture, Ahold & Allkauf Polen, with the German retailer Allkauf-Gruppe in 1995 to develop retail operations in Poland. In January 1999, Ahold purchased Allkauf-Gruppe's share of the joint venture.

   In January 1999, Royal Ahold expanded its operations in Spain, acquiring Dialco S.A., Dumaya, Castillo del Barrio and Guerrero S.A., four prominent supermarket companies operating a total of 160 stores in southern Spain, with total sales of approximately NLG 760 million in 1998.

   Additionally, in March 1999, Royal Ahold announced that it had agreed to acquire SMG-II Holding Corporation, which owns Pathmark Stores, Inc. Pathmark operated 132 stores at the end of 1998, with 1998 sales of $3.7 billion. The acquisition is subject to a number of conditions, including obtaining necessary U.S. federal and state antitrust approvals. Ahold expects to complete the transaction in the second half of 1999.

Note 23 Reconciliation of individual material variations in net earnings, net earnings per Common Share and stockholders' equity according to U.S. GAAP

   The consolidated financial statements prepared in accordance with Dutch GAAP differ in certain material respects from consolidated financial statements prepared in accordance with U.S. GAAP. Such differences with respect to Ahold are discussed below.

Goodwill

   In accordance with Dutch GAAP, Ahold deducts the amount of goodwill included in the price of acquired companies from stockholders' equity (and minority interest when applicable) in the year of acquisition. Under U.S. GAAP, goodwill is capitalized and amortized. For U.S. GAAP purposes, an amortization period of 40 years has been used. For U.S. GAAP purposes, the disposal or termination of certain businesses resulted in a write-off of goodwill of NLG 5,218 in 1998, NLG 60,066 in 1997 and nil in 1996.

   Royal Ahold continually monitors events and changes in circumstances that could indicate carrying amounts of intangible assets may not be recoverable. When events or changes in circumstances are present that indicate the carrying amount of intangible assets may not be recoverable, Royal Ahold assesses the recoverability of intangible assets by determining whether the carrying amounts of such intangible assets will be fully recovered through undiscounted expected cash flows.

Pensions

   Under Dutch GAAP, pension cost with respect to the Dutch plans was calculated in accordance with required methodology. Under U.S. GAAP, pension cost for Dutch employees should be calculated in accordance with SFAS 87.

Revaluation of real estate

   Under Dutch GAAP, the assets of Ahold Vastgoed B.V. were revalued in 1988. The resulting unrealized gain was added to the revaluation reserve, which is part of stockholders' equity. Upon selling revalued real estate, the relevant part of the revaluation reserve is considered realized and transferred to the Statement of Earnings. The revaluation amount is depreciated over the life of the related asset. Such one-time revaluations are not allowed under U.S. GAAP.

Settlement of cross-participations

   As part of unwinding the strategic alliance between Ahold, Argyll and Casino, the cross-participations between Ahold and these companies were settled in 1996. The negative result of this settlement amounting to NLG 33 million was charged directly to stockholders' equity. Under U.S. GAAP, such amount is required to be recognized in the statement of earnings.

Reorganization costs

   As a direct result of the acquisition of Giant Landover and Stop & Shop, Ahold has recorded costs for necessary reorganizations of its U.S. operations, which were included in the determination of the goodwill paid. Under U.S. GAAP, certain of these reorganization costs were required to be charged to the statement of earnings.

Other provisions

   Under Dutch GAAP, provisions can be recorded for events relating to the current year and for which the costs involved can be reasonably estimated. Under U.S. GAAP, recognition of certain of these costs is subject to more stringent rules and should be recognized when actually incurred.

Proposed dividends on common shares

   Under Dutch GAAP, the proposed final dividend on common shares to be approved by the general meeting of shareholders is recorded in "Other current liabilities." Under U.S. GAAP, this amount should be classified as part of stockholders' equity, until approved.

Earnings per Share

   Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") simplifies the computation, presentation and disclosure requirements for earnings per share. The objective of SFAS 128 is to present "basic" earnings per share and "diluted" earnings per share on a basis more consistent with that of the International Accounting Standards Committee. The computation of diluted net earnings per Common Share include common stock equivalents related to Ahold's stock option plans. Common stock equivalents included in the computation of diluted net earnings per Common Share were 6,748,000, 6,953,000 and 5,048,000 in 1998, 1997 and 1996, respectively. Anti-
dilutive options, reflecting an exercise price greater than the average market price of the common shares, were not significant in 1998, 1997 and 1996. Additionally, the diluted net earnings computation for 1998 takes into consideration the potential dilutive effect of the conversion of the 3% convertible subordinated notes.

New accounting pronouncements

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments and requires that all derivatives be recognized as either assets or liabilities in the statements of financial position. This pronouncement will become effective for Royal Ahold for the year ending December 31, 2000. Royal Ahold has not yet completed its analysis of the effect of this new standard.

             Reconciliation of reported net earnings to U.S. GAAP

                                        fiscal year  fiscal year  fiscal year
                                           1998         1997         1996
                                        -----------  -----------  -----------
Net earnings in accordance with Dutch
 GAAP..................................   1,205,867      933,830      632,425
Items having the effect of increasing
 (decreasing) reported net earnings
 Goodwill..............................    (211,766)    (221,797)     (80,234)
 Pensions..............................     (23,963)     (61,256)      17,679
 Revaluation of real estate............       6,005        6,518        6,565
 Settlement of cross-shareholding
  investments..........................          --           --      (33,496)
 Reorganization costs..................     (16,258)     (43,832)     (80,903)
 Other provisions......................    (120,179)      95,487       50,000
 Income taxes..........................      36,325        3,481        4,478
                                          ---------     --------      -------
Approximate net earnings in accordance
 with U.S. GAAP........................     876,031      712,431      516,514
Dividends on Cumulative Preferred
 Financing Shares......................     (21,871)     (18,348)      (9,476)
                                          ---------     --------      -------
Approximate net earnings in accordance
 with U.S. GAAP applicable to common
 shares................................     854,160      694,083      507,038
                                         =========    ========      =======

   Computation of net earnings per Common Share in accordance with U.S. GAAP fiscal year fiscal year fiscal year
                                              1998        1997        1996
                                           ----------- ----------- -----------
Approximate net earnings in accordance
 with U.S. GAAP applicable to common
 shares...................................     854,160     694,083     507,038
Weighted average number of common shares
 outstanding (x 1,000)....................     575,702     527,536     449,826
Approximate basic net earnings per Common
 Share in accordance with
 U.S. GAAP (NLG)..........................        1.48        1.32        1.13
Approximate diluted net earnings per Com-
 mon Share in accordance with
 U.S. GAAP (NLG)..........................        1.47        1.30        1.11

   Had compensation cost for Royal Ahold's stock option plans described in
Note 15 to the consolidated financial statements been determined consistent with SFAS 123 in 1998, 1997 and 1996, approximate pro forma net earnings would have been NLG 832,839, NLG 692,019 and NLG 490,282, respectively, and approximate diluted net earnings per Common Share would have been NLG 1.42, NLG 1.29 and NLG 1.08, respectively.

         Reconciliation of reported stockholders' equity to U.S. GAAP

                                                      January 3,  December 28,
                                                         1999         1997
                                                      ----------  ------------
Stockholders' equity in accordance with Dutch GAAP..   3,421,817     3,089,056
Items having the effect of increasing (decreasing)
 reported stockholders' equity (net of tax, as
 applicable)
 Goodwill...........................................  10,740,068     6,076,291
 Pensions...........................................     122,102       137,678
 Revaluation of real estate.........................     (74,606)      (86,997)
 Proposed dividend on common shares.................     376,858       271,757
 Other..............................................      72,834       105,455
                                                      ----------     ---------
Approximate stockholders' equity in accordance with
 U.S. GAAP..........................................  14,659,073     9,593,240
                                                      ==========     =========

     Condensed consolidated financial statements prepared under U.S. GAAP

   The following presents Royal Ahold's condensed Consolidated Balance Sheets, Consolidated Statements of Earnings and Consolidated Statements of Cash Flows prepared in accordance with U.S. GAAP considering all the items discussed previously in this note.

                 Condensed Consolidated Statements of Earnings

                                        fiscal year   fiscal year  fiscal year
                                            1998         1997         1996
                                        ------------  -----------  -----------
                                                  (NLG thousands)
Net sales.............................    58,363,518   50,568,481   36,538,095
Cost of sales.........................  (44,724,310)  (39,022,328) (28,610,392)
                                        ------------  -----------  -----------
Gross profit..........................    13,639,208   11,546,153    7,927,703
Selling, general and administrative
 expenses.............................   (11,792,463)  (9,942,517)  (6,810,882)
                                        ------------  -----------  -----------
Operating results.....................     1,846,745    1,603,636    1,116,821
Net financial expense.................      (515,434)    (473,858)    (318,447)
                                        ------------  -----------  -----------
Operating earnings before income taxes
 and minority interests...............     1,331,311    1,129,778      798,374
Income taxes..........................      (397,971)    (378,906)    (244,362)
                                        ------------  -----------  -----------
Operating earnings after income taxes
 and before minority interests........       933,340      750,872      554,012
Minority interests....................       (57,309)     (38,441)     (37,498)
                                        ------------  -----------  -----------
Net earnings..........................       876,031      712,431      516,514
Dividends on cumulative preferred
 financing shares.....................       (21,871)     (18,348)      (9,476)
                                        ------------  -----------  -----------
Net earnings applicable to common
 shares...............................       854,160      694,083      507,038
                                        ============  ===========  ===========

                     Condensed Consolidated Balance Sheets

                                                         January 3, December 28,
                                                            1999        1997
                                                         ---------- ------------
                                                             (NLG thousands)
Assets
Current assets..........................................  9,057,191    6,566,992
Fixed assets
Tangible fixed assets................................... 14,752,777   10,938,889
Intangible assets....................................... 12,262,134    6,810,763
Other...................................................  1,212,500    1,190,354
                                                         ----------   ----------
                                                         28,227,411   18,940,006
                                                         ----------   ----------
                                                         37,284,602   25,506,998
                                                         ==========   ==========
Liabilities and stockholders' equity
Current liabilities.....................................  9,638,095    7,561,347
Long-term liabilities................................... 11,277,634    7,489,563
Minority interests......................................  1,709,800      862,848
Stockholders' equity.................................... 14,659,073    9,593,240
                                                         ----------   ----------
                                                         37,284,602   25,506,998
                                                         ==========   ==========

                Condensed Consolidated Statements of Cash Flows

                                         fiscal year  fiscal year  fiscal year
                                            1998         1997         1996
                                         -----------  -----------  -----------
                                                   (NLG thousands)
Cash flows from operating activities
Net earnings...........................      876,031      712,431      516,514
Adjustments to reconcile to net cash
 from operating activities
 Depreciation and amortization.........    1,717,692    1,414,166      912,714
 Other.................................       42,263       42,028       41,270
 Changes in assets and liabilities
  providing (using) cash...............       85,680     (164,913)    (436,399)
                                          ----------   ----------   ----------
Net cash provided by operating
 activities............................    2,721,666    2,003,712    1,034,099
Cash flows from investing activities
Net investments in fixed assets........   (2,649,574)  (2,461,359)  (1,166,001)
Acquisitions of businesses (net of cash
 acquired).............................   (6,654,712)    (272,842)  (3,329,101)
Other..................................       46,950        7,696      245,629
                                          ----------   ----------   ----------
Net cash used in investing activities..   (9,257,336)  (2,726,505)  (4,249,473)
Cash flows from financing activities
Net change in short-term and long-term
 borrowings............................      649,372      373,656      (68,406)
Net proceeds from issuance of common
 stock.................................    4,888,093       56,094    3,256,300
Net proceeds from issuance of preferred
 stock.................................      160,947           --      247,614
Net proceeds from issuance of
 convertible subordinated notes........    1,495,000           --           --
Other..................................      116,139      234,363       (4,893)
                                          ----------   ----------   ----------
Net cash provided by financing
 activities............................    7,309,551      664,113    3,430,615
Exchange rate differences..............     (283,991)        (746)     (24,689)
                                          ----------   ----------   ----------
Net increase (decrease) in cash and
 cash equivalents......................      489,890      (59,426)     190,552
Cash and cash equivalents at beginning
 of the year...........................      654,706      714,132      523,580
                                          ----------   ----------   ----------
Cash and cash equivalents at end of the
 year..................................    1,144,596      654,706      714,132
                                          ==========   ==========   ==========

PROSPECTUS

                             Koninklijke Ahold N.V.
             (a Netherlands public company with limited liability)
                                 (Royal Ahold)

                                      and

                           Ahold Finance U.S.A., Inc.

Royal Ahold may offer the following securities for sale through this prospec-tus:

 .  Senior Debt Securities;
 .  Subordinated Debt Securities;
 .  Warrants to purchase Debt Securities;
 .  Financing Preferred Shares;
 .  Convertible Preferred Shares; and
 .  Common Shares.

Ahold Finance U.S.A., Inc. may offer the following securities for sale through this prospectus:

 .  Senior Debt Securities of Ahold Finance U.S.A., Inc. guaranteed by Royal
   Ahold;
 .  Subordinated Debt Securities of Ahold Finance U.S.A., Inc. guaranteed by
   Royal Ahold; and
 .  Warrants to Purchase Debt Securities of Ahold Finance U.S.A., Inc.

We will provide the specific terms of the securities that we are offering in supplements to this prospectus. You should read this prospectus and any pro-spectus supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commis-sion has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 13, 1999

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
About this Prospectus....................................................    3
Where You Can Find More Information......................................    3
Limitations on Enforcement of U.S. Laws Against Royal Ahold, its
 Management, and Others..................................................    4
Royal Ahold..............................................................    5
Ahold Finance U.S.A......................................................    5
Use of Proceeds..........................................................    5
Ratios of Earnings to Fixed Charges and Ratios of Earnings to Combined
 Fixed Charges
 and Preferred Share Dividends...........................................    6
Description of Debt Securities of Royal Ahold............................    7
Description of Guaranteed Debt Securities of Ahold Finance and Guarantees
 of Royal Ahold..........................................................   22
Description of Warrants to Subscribe to Debt Securities of Royal Ahold
 and Ahold
 Finance U.S.A., Inc.....................................................   39
Description of Share Capital of Royal Ahold..............................   41
Description of American Depositary Receipts Relating to Shares of Royal
 Ahold...................................................................   51
Plan of Distribution.....................................................   61
Validity of Securities...................................................   62
Experts..................................................................   62

                             ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing the "shelf" registration process. Under the shelf registration process, we may sell the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supple-ment that will contain specific information about the terms of the securities. The prospectus supplement may also add to or update or change information con-tained in this prospectus. You should read both this prospectus and any pro-spectus supplement together with the additional information described under the heading "Where You Can Find More Information."

As used in this prospectus, "NLG" refers to the currency of the Netherlands.

                               WHERE YOU CAN FIND
                                MORE INFORMATION

Royal Ahold

Koninklijke Ahold N.V. ("Royal Ahold") files annual reports and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document Royal Ahold files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room.

The SEC allows Royal Ahold to "incorporate by reference" in this prospectus the information in the documents that Royal Ahold files with it, which means that Royal Ahold can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Royal Ahold incorporates by reference in this prospectus the documents listed below:

 .  Annual Report on Form 20-F for the fiscal year ended January 3, 1999; and

 . any future Reports on Form 6-K that indicate they are incorporated into this registration statement and any future Annual Reports on Form 20-F that Royal Ahold may file with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act") until Royal Ahold and Ahold Finance U.S.A., Inc. ("Ahold Finance") sell all of the securities that may be offered through this pro-spectus.

You may request a copy of these documents at no cost to you, by writing or tel-ephoning us at either of the following addresses:

     Director of Investor Relations
     Royal Ahold
     P.O. Box 33
     1500 EA Zaandam
     The Netherlands
     Tel: 011 (31-75) 659-5648
     Fax: 011 (31-75) 659-8359

     Corporate Secretary
     Ahold Finance U.S.A., Inc.
     913 North Market Street
     Wilmington, Delaware 19801-3052
     Tel: (302) 552-3100
     Fax: (302) 552-3128

Royal Ahold will provide its annual report in English to any holder of these securities at the holder's request, for so long as the securities remain out-standing. Royal Ahold will also provide unaudited interim financial information to any holder upon request. In addition, Royal Ahold will supply copies of its summary annual report in English to the depositary issuing American depositary shares, and the depositary will distribute the summary annual reports to hold-ers of American depositary shares. Finally, Royal Ahold will supply English translations of all notices of shareholders' meetings and other communications that are sent to its shareholders to the depositary issuing American deposi-tary receipts, which will deliver them to holders of American depositary receipts.

The summary annual reports prepared in English by Royal Ahold will include audited consolidated financial statements of Royal Ahold prepared under Dutch generally accepted accounting principles, as well as a reconciliation of cer-tain amounts to U.S. generally accepted accounting principles.

For a discussion of the principal differences between Dutch GAAP and U.S. GAAP relevant to Royal Ahold, see Note 23 to Royal Ahold's audited consolidated financial statements included in Royal Ahold's Annual Report on Form 20-F for the fiscal year ended January 3, 1999, which is incorporated by reference in this prospectus.

Ahold Finance U.S.A., Inc.

Ahold Finance is a consolidated subsidiary of Royal Ahold. Ahold Finance does not, and will not, file separate reports with the SEC.

Reliance on Information

You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                         LIMITATIONS ON ENFORCEMENT OF
                        U.S. LAWS AGAINST ROYAL AHOLD,
                          ITS MANAGEMENT, AND OTHERS

Royal Ahold is a foreign corporation, and most of the members of its manage-ment, as well as some of the experts referred to in this prospectus, are resi-dents of the Netherlands or other countries outside the United States. In addition, the underwriters that are named in a prospectus supplement may be residents of countries outside the United States. As a result, you should note that it may be difficult or impossible to serve legal process on Royal Ahold, members of its management, or experts or underwriters, and to force them to appear in a U.S. court. It may also be difficult or impossible to enforce a judgment of a U.S. court against any of these parties, or to enforce a judg-ment of a foreign court against any of these parties in the United States. Finally, a Netherlands court may refuse to allow an original action based on U.S. securities laws.

Royal Ahold's legal counsel in the Netherlands, De Brauw Blackstone Westbroek N.V., has advised Royal Ahold that the United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforce-ment of judgments (other than arbitration awards) in civil and commercial mat-ters. As a result, a civil judgment by a U.S. court would not necessarily be enforceable in the Netherlands.

                                  ROYAL AHOLD

Royal Ahold is incorporated in the Netherlands as a public company with lim-ited liability.

Royal Ahold's principal business is food retailing. It also engages in whole-sale institutional food supply and certain specialty retailing activities in the Netherlands.

Royal Ahold is the largest food retailer in the Netherlands and one of the largest food retailers in the United States. It is also one of the largest and among the most internationally diverse food retailing groups worldwide. Royal Ahold's stores are primarily supermarkets, but it also operates through spe-cialty stores, "hypermarkets," discount stores and convenience stores.

Royal Ahold's operations are located primarily in the Netherlands and the United States. It also has activities in Portugal, Spain, the Czech Republic, Poland, several countries in the Asia Pacific region and in Latin America.

Royal Ahold's principal executive offices are located at Albert Heijnweg 1, 1507 EH Zaandam, the Netherlands, and the telephone number of these offices is 011 (31-75) 659-9111. Royal Ahold is registered with the trade register of the Chamber of Commerce of Amsterdam, under number 35000363.

                          AHOLD FINANCE U.S.A., INC.

Ahold Finance is an indirect wholly owned subsidiary of Royal Ahold. Ahold Finance was incorporated in Delaware in December 1998. Its sole purpose is to provide financing services to Royal Ahold and its U.S. subsidiaries.

The corporate offices of Ahold Finance are located at 913 North Market Street, Wilmington, Delaware 19801-3052, and the telephone number of these offices is
(302) 552-3100.

                                USE OF PROCEEDS

Unless Royal Ahold or Ahold Finance state otherwise in a prospectus supple-ment, the net proceeds from the sale of securities offered through this pro-spectus will be used for general corporate purposes.

                    RATIOS OF EARNINGS TO FIXED CHARGES AND
                  RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED SHARE DIVIDENDS

Ratios of Earnings to Fixed Charges

The following table shows the ratios of earnings to fixed charges for Royal Ahold, computed in accordance with Dutch GAAP and U.S. GAAP, for fiscal years 1998, 1997, 1996, 1995 and 1994.

                                                   1998  1997  1996  1995  1994
                                                   ----- ----- ----- ----- -----
       Dutch GAAP................................. 3.12x 3.01x 3.27x 3.11x 2.96x
       U.S. GAAP.................................. 2.62x 2.65x 2.96x 3.01x 2.95x

Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends

The following table shows the ratios of earnings to combined fixed charges and preferred share dividends for Royal Ahold, computed in accordance with Dutch GAAP and U.S. GAAP, for fiscal years 1998, 1997, 1996, 1995 and 1994.

                                                   1998  1997  1996  1995  1994
                                                   ----- ----- ----- ----- -----
       Dutch GAAP................................. 3.03x 2.92x 3.19x 3.11x 2.96x
       U.S. GAAP.................................. 2.55x 2.58x 2.88x 3.01x 2.95x

Calculation of Ratios

The ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred share dividends were calculated based on informa-tion from Royal Ahold's records.

For purposes of these tables, "earnings" is calculated by adding:

(1) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees;

(2)  fixed charges;

(3)  amortization of capitalized interest;

(4)  distributed income of equity investees; and

(5) Royal Ahold's share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges;

and then subtracting:

(1)  capitalized interest;

(2)  preferred share dividend requirements of consolidated subsidiaries; and

(3) minority interests in pre-tax income of subsidiaries that have not incurred fixed charges.

"Fixed charges" is calculated by adding

(1)  interest expensed and capitalized;

(2) amortized premiums, discounts and capitalized expenses related to indebt-edness;

(3)  an estimate of the interest within rental expense; and

(4)  preferred share dividend requirements of consolidated subsidiaries.

The term "equity investees" means investments that Royal Ahold accounts for using the equity method of accounting.

The term "preferred share dividend" means the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred shares.

                 DESCRIPTION OF DEBT SECURITIES OF ROYAL AHOLD

The following is a summary of certain provisions of the debt securities of Royal Ahold that may be issued under an indenture between Royal Ahold and The Chase Manhattan Bank, as trustee, and an indenture between Royal Ahold and The Bank of New York, as trustee. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the detailed pro-visions of the Trust Indenture Act of 1939 and the indentures. Royal Ahold and Ahold Finance have filed forms of the indentures as exhibits to the registra-tion statement of which this prospectus is a part. References made herein to provisions of or terms defined in the indentures are incorporated hereby into this discussion.

General

Royal Ahold may offer the following debt securities through this prospectus: senior debt securities and subordinated debt securities.

Any senior debt securities of Royal Ahold will be issued under an indenture between Royal Ahold and The Chase Manhattan Bank, as trustee. Any subordinated debt securities of Royal Ahold will be issued under an indenture between Royal Ahold and The Bank of New York, as trustee. All references in this summary to debt securities, senior debt securities or subordinated debt securities are references to debt securities, senior debt securities or subordinated debt securities of Royal Ahold.

The total principal amount of debt securities that can be issued under the indentures is unlimited. Except as otherwise provided in the prospectus sup-plement relating to a particular series of debt securities, the indentures do not limit the amount of other debt, secured or unsecured, that may be issued by Royal Ahold. Royal Ahold may issue the debt securities in one or more series.

The indentures provide for the debt securities to be issued in registered form. However, Royal Ahold and the trustees may enter into supplemental inden-tures for the purpose of providing for the issuance of debt securities in bearer form.

Please refer to the prospectus supplement relating to the particular series of debt securities offered through this prospectus for the following terms, where applicable, of the debt securities:

 . the designation, aggregate principal amount and authorized denominations of the debt securities;

 . the percentage of principal amount at which the debt securities will be issued;

 . the currency or currencies, composite currency or currency units in which the principal of and any interest on the debt securities will be payable;

 .  the date or dates on which the debt securities will mature;

 . the rate or rates at which the debt securities will bear any interest or the method by which such rate will be determined;

 .  the dates on which and places at which any interest will be payable;

 . whether the debt securities are senior debt securities or subordinated debt securities;

 .  the terms of any mandatory or optional repayment or redemption;

 . if the debt securities are convertible into common shares of Royal Ahold, the terms and conditions upon which conversion will be effected, including the conversion price, the conversion period and whether conversion is man-datory, at the option of the holder or at the option of Royal Ahold;

 . any index used to determine the amount of payments of principal or any interest on such debt securities;

 .  whether any debt securities will be issued as discounted debt securities;

 . whether the debt securities may be issued in the form of American depositary debt securities evidenced by American depositary receipts; and

 .  any other terms of the debt securities.

Each of the indentures provides that debt securities of a single series may be issued at various times, with different maturity dates and redemption and repayment provisions, if any, and may bear interest at different rates. If interest is payable on the debt securities, the persons to which and the man-ner in which it will be paid will be set forth in the prospectus supplement relating to the debt securities. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will not be listed on any securi-ties exchange.

The senior debt securities will be unsecured, unsubordinated indebtedness of Royal Ahold and will rank equally with all other unsecured and unsubordinated indebtedness of Royal Ahold. The senior debt securities will rank equally without any preference among themselves and with all other present and future unsecured, unsubordinated obligations of Royal Ahold, except as required by law. The subordinated debt securities will be unsecured indebtedness of Royal Ahold and, as set forth below under "--Subordination of Subordinated Debt Securities," will be subordinated in right of payment to all senior indebted-ness (as defined below) of Royal Ahold. The subordinated debt securities will rank equally without any preference among themselves and with all other pres-ent and future unsecured and equally subordinated obligations of Royal Ahold, except as required by law.

Some of the debt securities may be sold at a substantial discount below their stated principal amount. These debt securities will either bear no interest or will bear interest at a rate which at the time of issuance is below market rates.

The U.S. federal income tax consequences and other special considerations applicable to the discounted debt securities will be described in the prospec-tus supplement relating to these debt securities.

Unless the prospectus supplement for a particular series of debt securities provides that the debt securities of that series may be redeemed at the option of the holder, the indentures and the debt securities would not provide for redemption at the option of a holder nor necessarily afford holders protection in the event of a highly leveraged or other transaction that may adversely affect holders.

Governing Law

The senior debt securities and the indenture under which they will be issued are governed by the laws of the State of New York. The subordinated debt secu-rities and the indenture under which they will be issued are governed by the laws of the State of New York, except for the provisions relating to the sub-ordination of the subordinated debt securities, which are governed by the laws of the Netherlands.

There are no limitations under the laws of the Netherlands or the Articles of Association of Royal Ahold on the right of non-residents of the Netherlands to hold the debt securities issued by Royal Ahold.

Global Securities

The debt securities of a series may be issued in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement. Unless a global certificate is exchanged in whole or in part for debt securities in definitive form, a global certificate may gener-ally be transferred only as a whole and only to the depositary or to a nominee of the depositary or to a successor depositary or its nominee.

Unless otherwise indicated in any prospectus supplement, The Depositary Trust Company ("DTC") will act as depositary. Beneficial interests in global certif-icates will be shown on records maintained by DTC and its participants, and transfers of global certificates will be effected only through these records.

DTC has provided the following information: DTC is a limited-purpose trust company. It holds securities that its participants deposit with it. DTC also facilitates the clearance and recording of the settlement among its partici-pants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participant's accounts. This elim-inates the need to exchange certificates. Direct participants include securi-ties brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a partici-pant, either directly or indirectly. The rules that apply to DTC and its par-ticipants are on file with the SEC.

Pursuant to DTC's procedures, upon the sale of debt securities represented by a global certificate to underwriters, DTC will credit the accounts of the par-ticipants designated by the underwriters with the principal amount of the debt securities purchased by the underwriters. Ownership of beneficial interests in a global certificate will be shown on DTC's records (with respect to partici-pants), by the participants (with respect to indirect participants and certain beneficial owners) and by the indirect participants (with respect to all other beneficial owners). The laws of some states require that certain persons take physical delivery in definitive form of the securities that they own. Consequently, the ability to transfer beneficial interests in a global certificate may be limited.

Royal Ahold will wire to DTC's nominee principal and interest payments with respect to global certificates. Royal Ahold and the trustees under the inden-tures will treat DTC's nominee as the owner of the global certificates for all purposes. Accordingly, Royal Ahold, the trustees and the paying agents will have no direct responsibility or liability to pay amounts due on the global certificates to owners of beneficial interests in the global certificates.

It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their beneficial interests in the global certificates as shown on DTC's rec-ords. Payments by participants to owners of beneficial interests in the global certificates will be governed by standing instructions and customary practices between the participants and the owners of beneficial interests in the global certificates, as is the case with securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the trustees or Royal Ahold.

Debt securities of any series represented by a global certificate will be exchangeable for debt securities in definitive form with the same terms in authorized denominations only if:

 . DTC notifies Royal Ahold that it is unwilling or unable to continue as depositary, or DTC is no longer eligible to act as depositary, and Royal Ahold does not appoint a successor depositary within 90 days; or

 . Royal Ahold determines not to have the debt securities of the series repre-sented by global certificates and notifies the applicable trustee of its decision.

Tax Redemption

In addition to any redemption provisions that may be specified in a prospectus supplement, Royal Ahold may redeem a series of debt securities before their maturity, in whole but not in part, if, at any time after the date of issuance of a series of securities, as a result of any:

 . amendment to, or change in, the laws of the Netherlands or any political subdivision, or

 . change in the application or official interpretation of such laws or regu-lations,

where such amendment or change becomes effective after the date of the issu-ance of the series of debt securities (a "tax event"), Royal Ahold becomes, or will become, obligated to pay any additional amounts as provided below under "--Payments of Additional Amounts" and cannot reasonably avoid such obliga-tion.

Before Royal Ahold may redeem debt securities of a particular series, it must deliver to the trustee at least 45 days prior to the date fixed for redemp-tion:

 . a written notice stating that the debt securities of a particular series are to be redeemed, specifying the redemption date and other pertinent information; and

 . an opinion of independent legal counsel to the effect that, as a result of the circumstances described above, Royal Ahold has or will become obligated to pay any additional amounts.

Royal Ahold will give you at least 30 days', but not more than 60 days', notice before any redemption of a series of securities. On the redemption date, Royal Ahold will pay you the principal amount of your debt security, plus any accrued interest (including any additional amounts) to the redemption date. No notice of redemption may be given earlier than 90 days prior to the earliest date on which Royal Ahold would be obligated to pay additional amounts were a payment on the debt securities of the series then due.

Payments of Additional Amounts

Royal Ahold will make all payments on the debt securities of any series without withholding or deduction for any taxes, or other governmental charges in effect on the date of issuance of the debt securities of such series or imposed in the future by or on behalf of the Netherlands or any authority in the Netherlands. In the event any Dutch taxes or other charges are imposed on payments on any debt security held by you, Royal Ahold will pay to you such additional amounts as may be necessary so that the net amounts receivable by you after any payment, withholding or deduction of tax or charge will equal the amounts of principal, any interest and any premium which would have been receivable on the debt security if there were no such payment, withholding or deduction. No additional amounts, however, will be paid to you, or to a third party on your behalf, for any such taxes or charges that have been imposed by reason of:

 . you being a resident of the Netherlands or having some connection with the Netherlands other than the mere holding of the debt security or the receipt of principal, any interest, or any premium on the debt security;

 . your presentation of the debt security for payment more than 30 days after the later of (1) the due date for such payment or (2) the date Royal Ahold provides funds to make such payment to the trustee;

 . any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax or governmental charge;

 . any tax or other governmental charge that is payable other than by with-holding from payments on the debt security; or

 .  any combination of the foregoing events or circumstances.

Furthermore, no additional amounts will be paid with respect to any payment to you if you are a fiduciary or partnership or other than the sole beneficial owner of the payment if a beneficiary or settlor with respect to such fidu-ciary or a member of such partnership or beneficial owner would not have been entitled to receive the additional amounts had such beneficiary, settlor, mem-ber or beneficial owner been the holder. Any reference in this summary or in the indentures or the debt securities to principal or interest will be deemed also to refer to any additional amounts that may be payable as described in this paragraph.

Certain Covenants Applicable to
Senior Debt Securities

Certain Definitions Applicable to Covenants

The term "attributable debt" means the total net amount of rent required to be paid by Royal Ahold or a subsidiary under any lease during the remaining term of the lease, discounted from the due dates of the rent to the date of deter-mination at the rate of interest per annum implicit in the terms of the lease (as determined by Royal Ahold or such subsidiary) compounded semiannually. The net amount of rent required to be paid under any lease for any period is the amount of the rent payable by the lessee with respect to such period, after deducting amounts required to be paid for maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which the lessee has the right to terminate upon paying a penalty, the net amount of rent will also include the amount of the penalty, but no rent will be considered as required to be paid under the lease subse-quent to the first date that it may be terminated by the lessee.

The term "consolidated net tangible assets" means the total amount of assets of Royal Ahold and its subsidiaries after deducting: (1) applicable reserves and other properly deductible items, (2) all current liabilities (excluding (a) any liabilities that the obligor has the right to extend or renew to a time more than 12 months after the date on which the amount of consolidated net tangible assets is being computed and (b) current maturities of long-term indebtedness and capital lease obligations) and (3) all goodwill, all as shown in the most recent consolidated balance sheet of Royal Ahold and its subsidiaries, each computed in accordance with Dutch GAAP.

The term "funded debt" means all indebtedness for money borrowed with a matu-rity of more than 12 months from the date the amount of funded debt is to be determined or having a maturity of less than 12 months but which the borrower has the right to renew or extend beyond 12 months from such date.

The term "subsidiary" means any entity of which Royal Ahold or one or more other subsidiaries of Royal Ahold directly or indirectly owns or controls at least a majority of the outstanding stock or other ownership interests that ordinarily carry the power to vote in the election of directors, managers or trustees of such entity or other persons performing similar functions (whether or not stock or other ownership interests of any other class of such entity has or might have voting power as a result of the happening of any contingency).

Limitation on Liens

Royal Ahold will not, and will not permit any subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed or any other indebted-ness evidenced by notes, bonds, debentures or other similar evidences of indebtedness for money borrowed (referred to in this summary as "debt") if such debt is secured by pledge of, or mortgage, deed of trust or other lien on any part of its or any such subsidiary's undertakings, assets or revenues (such pledges, mortgages, deeds of trust and other liens being referred to in this summary as "mortgages") without effectively providing that the senior debt securities of all series issued under the indenture (and, if Royal Ahold so determines, any other debt of Royal Ahold or such subsidiary then existing or thereafter created which is not subordinated to the senior debt securities) will be secured equally and ratably with (or prior to) such secured debt so long as such secured debt shall be so secured. This restriction, however, will not apply if the aggregate principal amount of all such secured debt which would otherwise be prohibited, plus all attributable debt of Royal Ahold and its subsidiaries in respect of "sale and leaseback transactions" (as defined below) which would otherwise be prohibited by the covenant limiting sale and leaseback transactions described below, would not exceed the greater of (1) U.S.$ 750,000,000 and (2) 15% of consolidated net tangible assets. This restriction also will not apply to, and there will be excluded from secured debt in any computation under this restriction, debt secured by:

(1) mortgages on property of any corpora- tion existing at the time it becomes a subsidiary;

(2) mortgages to secure indebtedness of any subsidiary to Royal Ahold or to another subsidiary;

(3) mortgages for taxes, assessments or governmental charges (a) not then delinquent or (b) the validity of which is being contested in good faith by appropriate proceedings;

(4) materialmen's, mechanics', carriers', workmen's, repairmen's, landlord's or other similar mortgages, or deposits to obtain the release of such mortgages;

(5) mortgages arising under an order of attachment or distraint or similar legal process so long as the execution or enforcement thereof is effec-tively stayed and the claims secured thereby are being contested in good faith;

(6) mortgages to secure public or statutory obligations or to secure payment of workmen's compensation or to secure performance in connection with ten-ders, leases of real property, bids or contracts or to secure (or in lieu of) surety or appeal bonds and mortgages made in the ordinary course of business for similar purposes;

(7) mortgages on property existing at the time of acquisition of the property by Royal Ahold or the subsidiary or to secure the payment of any part of the purchase price or construction or improvement cost of the property or to secure any debt incurred before, at the time of, or within one year after, the acquisition of the property or the completion of any construc-tion or the commencement of commercial operation of the property, which-ever is later, for the purpose of financing any part of the purchase price or construction cost of the property;

(8) mortgages to secure guarantees arising in connection with the sale, dis-count, guarantee or pledge of notes, chattel mortgages, leases, accounts receivable, trade acceptances and other paper arising in the ordinary course of business out of installment or conditional sales to or by, or transactions involving title retention with, distributors, dealers or other customers, or merchandise, equipment or services;

(9)  mortgages existing at the date of the senior debt indenture; and

(10) any extension, renewal or replacement of any mortgage referred to in the foregoing clauses (1) to (9), so long as (a) the extension, renewal or replacement mortgage is limited to the part of the same property that secured the mortgage extended, renewed or replaced (plus improvements on such property) and (b) the debt secured by the mortgage at the time is not increased.

Limitation on Sales and Leasebacks

Royal Ahold will not, and will not permit any subsidiary to, enter into any arrangement with any lender or investor (not including Royal Ahold or any sub-sidiary), or to which any such lender or investor is a party, that provides for Royal Ahold or any subsidiary to lease for a period, including renewals, in excess of three years, any property if Royal Ahold or any such subsidiary has sold or will sell or transfer the property more than 270 days after the acqui-sition of the property or after the completion of construction and commencement of full operation of the property to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property (herein referred to as a "sale and leaseback transaction") unless either:

(1) Royal Ahold or such subsidiary could create debt secured by a mortgage on the property in an amount equal to the attributable debt with respect to the sale and leaseback transaction without equally and ratably securing the senior debt securities of all series pursuant to the provisions of the covenant limiting liens described above; or

(2) Royal Ahold, within 180 days after it or such subsidiary sells or trans-fers the property, applies an amount equal to the greater of (a) the net proceeds of the sale of the property; and (b) the fair market value of the property at the time of entering into such arrangement (as determined by Royal Ahold) to:

    (x) the purchase of property, facilities or equipment (other than the prop-erty, facilities or equipment involved in the sale) having a value at least equal to the net proceeds of the sale; or

    (y) the retirement of funded debt of Royal Ahold or any subsidiary (other than as a result of payment at maturity or pursuant to any mandatory sink-ing fund payment or any mandatory prepayment provision).

    The amount required to be applied to the retirement of funded debt of Royal Ahold or any subsidiary pursuant to clause (y) above will be reduced by:

    (a) the principal amount of any senior debt securities of any series (or, if the senior debt securities of any series are original issue discount securities or provide that an amount other than the face amount thereof will or may be payable upon the maturity thereof or a declaration of accel-eration of the maturity thereof, such portion of the principal amount or other amount as may be due and payable thereon pursuant to a declaration in accordance with Section 4.1 of the indenture) delivered within 180 days after such sale or transfer to the trustee for retirement and cancellation; and

    (b) the principal amount of funded debt, other than the debt securities of any series, voluntarily retired by Royal Ahold or any subsidiary within 180 days after such sale or transfer.

Certain Covenants Applicable to
Subordinated Debt Securities

Certain Definitions Applicable to Covenants

The term "public debt" means any loan, debt, guarantee or other obligation of Royal Ahold represented by or securing bonds, notes, debentures or other pub-licly issued debt securities which are, or are capable of being, traded or listed on any stock exchange or other organized financial market.

The term "private debt" means loans, debts, guarantees and/or other obligations of Royal Ahold in excess of 30% of the total consolidated fixed assets of Royal Ahold and its subsidiaries, that are not public debt.

Limitation on Liens

Neither Royal Ahold nor any of its subsidiaries may secure any public debt or private debt, then or thereafter existing, by any lien, pledge or other charge upon any of its present or future assets or revenues. The above restriction will not apply to:

(1)  any security arising solely by mandatory operation of law;

(2)  any security over assets existing at the time of acquisition thereof;

(3) any security included within the assets of any company merged with Royal Ahold where such security is created prior to the date of such merger;

(4) any security over assets pursuant to the general terms and conditions of a bank (for example, in the form prepared by the Dutch Bankers Associa-tion (Algemene Bankvoorwaarden)), if and insofar as applicable;

(5) any guarantee issued by Royal Ahold or any of its subsidiaries in the ordinary course of its business; and

(6) any security upon any "margin stock," as such term is defined in Regula-tion U of the Board of Governors of the Federal Reserve System of the United States (or any successor) as in effect from time to time.

Any guarantee issued by Royal Ahold or any of its subsidiaries other than in the ordinary course of its business will only be secured after the trustee for the subordinated debt securities has given its written consent to the guaran-tee.

Events of Default, Waiver and Notice
under the Senior Debt Securities

An event of default with respect to any series of senior debt securities means any of the following:

(1) default in the payment of any installment of interest or any additional amounts on the senior debt securities of such series and the continuance of such default for 30 days;

(2) default in the payment of the principal of or any premium on any of the senior debt securities of such series when due, whether at maturity, upon redemption, by declaration or otherwise;

(3) default in the payment of any sinking fund installment on the senior debt securities of such series;

(4) default by Royal Ahold in the performance of any other covenant or agree-ment contained in the indenture for the benefit of such series and the continuance of such default for 90 days after Royal Ahold is given a written notice as provided in the indenture;

(5)  Royal Ahold or any subsidiary of Royal Ahold shall:

    (a) default in the payment of the principal or any interest on any note, bond, coupon or other instrument evidencing indebtedness for money bor-rowed in a total principal amount of U.S.$50,000,000 or more, other than the senior debt securities of such series, issued, assumed or guaranteed by it, when and as the same shall become due and payable, if such default shall continue for more than any period of grace originally applicable thereto and the time for payment of such amount has not been effectively extended, or

    (b) default in the observance of any other terms and conditions relating to any such indebtedness for money borrowed, if the effect of such default is to cause such indebtedness to become due prior to its stated maturity; or

(6) certain events of bankruptcy, liquidation, insolvency or moratorium of payments relating to Royal Ahold.

The trustee must, within 90 days after the occurrence of a default, give all holders of senior debt securities of the relevant series then outstanding notice of all uncured defaults known to it. The trustee may withhold notice of any default (except in the case of a default in the payment of principal or any premium or interest on any senior debt security of any series, or in the pay-ment of any sinking fund installment with respect to senior debt securities of any series) if it in good faith determines that the withholding of the notice is in the interest of the holders of outstanding senior debt securities of such series.

If an event of default with respect to senior debt securities of any series at the time outstanding shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount (calculated as provided in the indenture) of the senior debt securities of such series then outstanding may declare the principal (or, in the case of original issue discount senior debt securities, the portion thereof as may be specified in the prospectus sup-plement relating to such series) of the senior debt securities of such series and any interest accrued thereon to be due and payable immediately. If this happens, subject to the requirement that Royal Ahold take certain actions to cure the default, the holders of a majority in aggregate principal amount of the outstanding senior debt securities of such series may annul such declara-tion.

Prior to the declaration referred to in the preceding paragraph, the holders of a majority in aggregate principal amount of the senior debt securities may waive certain defaults.

The Trust Indenture Act requires that Royal Ahold file with the trustee annu-ally a written statement as to the presence or absence of certain defaults under the terms of the indenture.

If a default or an event of default occurs and is continuing with respect to any series of senior debt securities, the holders of not less than a majority in aggregate principal amount (calculated as provided in the indenture) of the senior debt securities of such affected series then outstanding (with each such series voting separately as a class) may direct the time, method and place of conducting any proceeding or remedy available to the trustee, or exercising any trust or power conferred on the trustee by the indenture with respect to senior debt securities of the series.

The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the direction of the holders of senior debt securities issued thereunder unless the holders offer to the trustee reasonable security or indemnity against expenses and liabilities.

Events of Default, Waiver and Notice
under the Subordinated Debt Securities

An event of default with respect to any series of subordinated debt securities means any of the following:

(1) default in the payment of any installment of interest or any additional amounts on the subordinated debt securities of such series and the contin-uance of such default for 14 days;

(2) default in the payment of the principal of (and any premium on) any of the subordinated debt securities of such series when due, whether at maturity, upon redemption, by declaration or otherwise and the continuance of such default for 14 days;

(3) default in the payment of any sinking fund installment on the subordinated debt securities of such series and the continuance of such default for 14 days;

(4) default by Royal Ahold in the performance of any other covenant or agree-ment contained in the indenture for the benefit of such series and, if such default is capable of being remedied, the continuance of such default for 30 days after written notice as provided in the indenture;

(5) (a) Royal Ahold or any of its major subsidiaries (as defined below) defaults in the payment of the principal of, or interest on, any other obligation in respect of borrowed moneys (as defined below) of, assumed or guaranteed by Royal Ahold or any of its major subsidiaries when and as the same shall become due and payable, if such default continues for more than any applicable period of grace, and the time for payment of such principal or interest has not been effectively extended; or

    (b) any obligation in respect of borrowed moneys of, assumed or guaranteed by Royal Ahold or any of its major subsidiaries shall have become repayable before the due date thereof as a result of acceleration of maturity by rea-son of the occurrence of any event of default thereunder.

    However, if such obligation in respect of borrowed moneys is held by any holder of subordinated debt securities (or any affiliate thereof) and was declared to be due and payable, or became capable of being declared due and payable prior to its stated date of payment in circumstances which would not have occurred but for a default by Royal Ahold or any of its subsidiar-ies in complying with a restriction contained in the documentation gov-erning such obligation in respect of borrowed moneys on the ability of Royal Ahold or such subsidiary to sell, pledge or otherwise dispose of mar-gin stock, then neither such declaration (or any failure to pay based on any such declaration) or such becoming capable of being declared due and payable shall constitute an event of default; or

(6) certain events of bankruptcy, liquidation, insolvency or moratorium of payments relating to Royal Ahold.

The term "major subsidiaries" means any entity that Royal Ahold directly or indirectly controls and that has total assets in excess of 10% of Royal Ahold's consolidated assets.

The term "borrowed moneys" means any indebtedness for borrowed money with an original maturity of 12 months or more, the aggregate principal amount of which is greater than NLG 10,000,000 or the equivalent thereof in any other currency or currencies.

The trustee must, within 90 days after the occurrence of a default, give all holders of subordinated debt securities of the relevant series then outstanding notice of all uncured defaults known to it. The trustee may withhold notice of any default (except in the case of a default in the payment of principal and any premium or any interest on any subordinated debt security of any series, or in the payment of any sinking fund installment with respect to subordinated debt securities of any series) if it in good faith determines that the with-holding of the notice is in the interest of the holders of outstanding subordi-nated debt securities of the series.

If an event of default with respect to subordinated debt securities of any series issued thereunder at the time outstanding occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount (calculated as provided in the indenture) of the subordinated debt securities of such series then outstanding may declare the principal (or, in the case of original issue discount debt securities, the portion thereof as may be speci-fied in the prospectus supplement relating to such series) of the subordinated debt securities of such series and any interest accrued thereon to be due and payable immediately. If this happens, subject to the requirement that Royal Ahold take certain action to cure the default, the holders of at least a major-ity in aggregate principal amount of the subordinated debt securities of such series then outstanding may annul such declaration.

Prior to the declaration referred to in the preceding paragraph, the holders of a majority in aggregate principal amount of the subordinated debt securities may waive certain defaults.

The Trust Indenture Act requires that Royal Ahold file with the trustee annu-ally a written statement as to the presence or absence of certain defaults under the terms of the indenture.

If a default or an event of default occurs and is continuing with respect to any series of subordinated debt securities, the holders of at least a majority in aggregate principal amount (calculated as provided in the indenture) of the subordinated debt securities of the affected series then outstanding (with each such series voting separately as a class) may direct the time, method and place of conducting any proceeding or remedy available to the trustee, or exercising any trust or power conferred on the trustee by the indenture with respect to subordinated debt securities of the series.

The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the direction of the holders of subordinated debt secu-rities issued thereunder unless the holders offer to the trustee reasonable security or indemnity against expenses and liabilities.

Subordination of Subordinated
Debt Securities

The indebtedness represented by the subordinated debt securities will be unsecured and subordinated in right of payment to the prior payment in full of all senior indebtedness of Royal Ahold.

The term "senior indebtedness" means the principal of and any premium and interest on any indebtedness of Royal Ahold currently outstanding or to be issued by Royal Ahold after the date of the indenture unless by the terms of the instrument creating or evidencing such indebtedness it is not senior in right of payment to the subordinated debt securities. However, "senior indebt-edness" shall not include:

(1)  Royal Ahold's outstanding 7 5/8% Subordinated Bonds 1993 due 2000;

(2) Royal Ahold's outstanding 5.875% Subordinated Bonds 1997 due December 19, 2005;

(3)  Royal Ahold's outstanding 6 3/4% Subordinated Bonds due August 24, 2003;

(4) Royal Ahold's outstanding 3% Convertible Subordinated Notes due September 30, 2003; and

(5) any subordinated loans of Royal Ahold issued after the date of the subor-dinated debt indenture.

The term "indebtedness" means all indebtedness for money that is created, assumed, incurred or guaranteed in any manner by Royal Ahold or for which Royal Ahold is otherwise responsible or liable.

In the event that Royal Ahold pays or distributes assets of Royal Ahold of any kind or character, whether in cash, property or securities, to creditors upon any dissolution and liquidation (ontbinding en vereffening) of Royal Ahold, whether voluntary or involuntary, or in any bankruptcy proceedings (faillissement), moratorium of payments (surseance van betaling) or in other similar proceedings affecting Royal Ahold, then Royal Ahold will pay in full all amounts due or to become due upon all senior indebtedness or will provide for the payment thereof to the satisfaction of the holders of the senior indebtedness, before it makes any payment or distribution on account of the redemption price or principal of, any premium, any additional amounts or any interest on the subordinated debt securities.

As a result of this subordination, in the event of the dissolution, liquidation (ontbinding en vereffening) or bankruptcy (faillissement) of Royal Ahold or moratorium of payments (surseance van betaling) by Royal Ahold or any similar event, creditors of Royal Ahold who are holders of senior indebtedness may recover more, ratably, than the holders of the subordinated debt securities.

Defeasance

Defeasance and Discharge

Each of the indentures provides that Royal Ahold may be discharged from any obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, to maintain paying agencies and to hold monies for payment in trust). Royal Ahold will be so discharged upon the deposit with the applicable trustee, in trust, of money and/or U.S. government obligations (as defined in the applicable indenture) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount suffi-cient to pay the principal of and each installment of interest on the debt securities of such series on the stated maturity of such payments in accordance with the terms of such indenture and the debt securities of such series. This trust may only be established if, among other things, Royal Ahold delivers to the trustee an opinion of counsel (who may be counsel to Royal Ahold) stating that either (1) Royal Ahold has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (2) since the date of the appli-cable indenture there has been a change in the applicable U.S. federal income tax law, in either case to the effect that holders of the debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such defeasance had not occurred.

Defeasance of Certain Covenants and
Certain Events of Default

Each of the indentures provides that Royal Ahold may omit to comply with (1) the covenants regarding limitations on sale and leaseback transactions and lim-itations on liens described above and (2) the other covenants referred to in
Section 4.1(d) of such indenture (described in clause (4) under the captions "--Events of Default, Waiver and Notice under the Senior Debt Securities" and "--Events of Default, Waiver and Notice under the Subordinated Debt Securities" above). Any omission to comply with those covenants will not constitute an event of default under an indenture and the debt securities of a series issued thereunder if certain conditions are met and Royal Ahold, among other things:

 . deposits with the applicable trustee, in trust, money and/or U.S. government obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount suf-ficient to pay the principal of and each installment of interest on the debt securities of such series on the stated maturity of such payments in accor-dance with the terms of such indenture and the debt securities of such series; and

 . delivers to the trustee an opinion of counsel stating that the holders of the debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance of cer-tain covenants and events of default and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Notwithstanding compliance with the foregoing requirements, the obligations of Royal Ahold under such indenture and the parent debt securities of such series, other than with respect to the covenants referred to above, and the events of default, other than the events of default relating to these covenants, will remain in full force and effect.

In the event Royal Ahold exercises its option to omit compliance with certain covenants of one of the indentures with respect to the debt securities of a series issued thereunder as described in the preceding paragraph and the debt securities of such series are declared due and payable because of the occurrence of any event of default other than an event of default described in clause (4) under the captions "--Events of Default, Waiver and Notice under the Senior Debt Securities" or "--Events of Default, Waiver and Notice under the Subordinated Debt Securities" above, as the case may be, the amount of money and U.S. government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of such series at the time of the acceleration resulting from such event of default.

Modification of the Indentures

Each indenture contains provisions permitting Royal Ahold and the trustee thereunder, with the consent of the holders of at least a majority in total principal amount (calculated as provided in the indentures) of the outstanding debt securities of all series issued thereunder affected by such modification (all such series voting as a single class), to modify such indenture or any supplemental indenture or the rights of the holders of the debt securities issued thereunder. However, Royal Ahold and the trustee cannot, without the consent of the holder of each debt security so affected:

(1)  extend the fixed maturity of the debt security;

(2) reduce the principal or premium amount thereof or reduce the rate or extend the time of any payment of interest thereon or reduce any addi-tional amount payable thereon;

(3) make the principal amount thereof or any interest or premium thereon pay-able in any coin or currency other than that provided in such debt securi-ty;

(4) reduce the portion of the principal amount of an original issue discount debt security (or a debt security that provides that an amount other than the face amount thereof will or may be payable upon a declaration of acceleration of the maturity thereof) due and payable upon acceleration of the maturity thereof or the portion of the principal amount thereof prov-able in any action or proceeding pursuant to Section 4.2 of such inden-ture;

(5)  reduce any amount payable upon redemption of such debt security;

(6)  reduce the overdue rate thereof;

(7) impair, if such debt security provides therefor, any right of repayment at the option of the holder of such debt security;

(8) alter adversely or eliminate any right of conversion of such debt securi-ty; or

(9) reduce the percentage of the debt securities the consent of the holders of which is required for any such modification.

The indenture relating to subordinated debt securities also provides that Royal Ahold and the applicable trustee cannot enter into any supplemental indenture if it would modify the terms providing for subordination of the subordinated debt securities.

Each of the indentures also permits Royal Ahold and the trustee to amend such indenture in certain circumstances without the consent of the holders of any debt securities issued thereunder to evidence the merger of Royal Ahold or the replacement of the trustee and for certain other purposes.

Consolidation, Merger or Disposition of Assets of Royal Ahold

Each of the indentures provides that Royal Ahold may consolidate or merge with any other entity or sell, convey or lease all or substantially all of its prop-erty if, upon any such consolidation or merger:

(1) the entity (if other than Royal Ahold) formed by such consolidation or merger expressly assumes, by supplemental indenture satisfactory in form to the trustee under the applicable indenture, the due and punctual pay-ment of principal of and any interest on the debt securities issued pursu-ant to such indenture, and the due and punctual observance of all of the covenants and conditions of such indenture to be performed by Royal Ahold; and

(2) Royal Ahold and any successor entity resulting from such consolidation or merger, immediately after such consolidation or merger, or sale, convey-ance or lease, is not in default in the performance of any covenant or condition of such indenture.

Concerning the Trustees

Except during the continuance of an event of default, each of the trustees will perform only those duties that are specifically set forth in the relevant indenture. During the continuance of any event of default under an indenture, the trustee thereunder will exercise its rights and powers under the indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use his rights under the circumstances in the conduct of his own affairs.

Each of the trustees may acquire and hold debt securities and, subject to cer-tain conditions, otherwise deal with Royal Ahold as if it were not a trustee under an indenture.

Royal Ahold and certain of its subsidiaries currently conduct banking transac-tions with the trustees in the ordinary course of Royal Ahold's and such sub-sidiaries' business.

 DESCRIPTION OF GUARANTEED DEBT SECURITIES OF AHOLD FINANCE AND GUARANTEES OF
                                  ROYAL AHOLD

The following is a summary of certain provisions of the debt securities of Ahold Finance that will be issued under an indenture between Ahold Finance and The Chase Manhattan Bank, as trustee, and an indenture between Ahold Finance and The Bank of New York, as trustee. This summary does not purport to be com-plete and is subject to and qualified in its entirety by reference to the detailed provisions of the Trust Indenture Act of 1939 and the indentures. Royal Ahold and Ahold Finance have filed forms of the indentures as exhibits to the registration statement of which this prospectus is a part. References made herein to provisions of, or terms defined in the indentures are incorpo-rated hereby into this discussion.

General

Ahold Finance may offer the following debt securities through this prospectus:

 . senior debt securities guaranteed by Royal Ahold (the "guaranteed senior debt securities"); and

 . subordinated debt securities guaranteed by Royal Ahold (the "guaranteed subordinated debt securities").

Any guaranteed senior debt securities of Ahold Finance will be issued under an indenture among Ahold Finance, Royal Ahold and The Chase Manhattan Bank, as trustee. Any guaranteed subordinated debt securities of Ahold Finance will be issued under an indenture among Ahold Finance, Royal Ahold and The Bank of New York, as trustee. All references in this summary to guaranteed debt securities are references to the guaranteed senior debt securities and guaranteed subor-dinated debt securities of Ahold Finance.

The total principal amount of guaranteed debt securities that can be issued under the indentures is unlimited. Except as otherwise provided in the pro-spectus supplement relating to a particular series of guaranteed debt securi-ties, the indentures do not limit the amount of other debt, secured or unsecured, that may be issued by Ahold Finance. Ahold Finance may issue the guaranteed debt securities in one or more series.

The indentures provide for the guaranteed debt securities to be issued in reg-istered form. However, Ahold Finance, Royal Ahold and the trustees may enter into supplemental indentures for the purpose of providing for the issuance of guaranteed debt securities in bearer form.

Please refer to the prospectus supplement relating to the particular series of guaranteed debt securities offered through this prospectus for the following terms, where applicable, of the guaranteed debt securities:

 . the designation, aggregate principal amount and authorized denominations of the guaranteed debt securities;

 . the percentage of principal amount at which the guaranteed debt securities will be issued;

 . the currency or currencies, composite currency or currency units in which the principal of and any interest on the guaranteed debt securities will be payable;

 .  the date or dates on which the guaranteed debt securities will mature;

 . the rate or rates at which the guaranteed debt securities will bear any interest or the method by which such rate will be determined;

 .  the dates on which and places at which any interest will be payable;

 . whether the guaranteed debt securities are guaranteed senior debt securities or guaranteed subordinated debt securities;

 .  the terms of any mandatory or optional repayment or redemption;

 . if the guaranteed debt securities are convertible into common shares of Royal Ahold, the terms and conditions upon which conversion will be effect-ed, including the conversion price, the conversion period and whether con-version is mandatory, at the option of the holder or at the option of Ahold Finance;

 . any index used to determine the amount of payments of principal or any interest on such guaranteed debt securities;

 . whether any guaranteed debt securities will be issued as discounted guaran-teed debt securities; and

 .  any other terms of the guaranteed debt securities.

Each of the indentures provides that guaranteed debt securities of a single series may be issued at various times, with different maturity dates and redemption and repayment provisions, if any, and may bear interest at different rates. If interest is payable on the guaranteed debt securities, the persons to which and the manner in which it will be paid will be set forth in the prospec-tus supplement relating to the guaranteed debt securities. Unless otherwise indicated in the applicable prospectus supplement, the guaranteed debt securi-ties will not be listed on any securities exchange.

The guaranteed senior debt securities will be unsecured, unsubordinated indebt-edness of Ahold Finance and will rank equally with all other unsecured and unsubordinated indebtedness of Ahold Finance. The guaranteed senior debt secu-rities will rank equally without any preference among themselves and with all other present and future unsecured, unsubordinated obligations of Ahold Finance, except as required by law. The guaranteed subordinated debt securities will be unsecured indebtedness of Ahold Finance and, as set forth below under "--Subordination of Guaranteed Subordinated Debt Securities and Related Guaran-tees," will be subordinated in right of payment to all senior indebtedness (as defined below) of Ahold Finance. The guaranteed subordinated debt securities will rank equally without any preference among themselves and with all other present and future unsecured and equally subordinated obligations of Ahold Finance, except as required by law.

The guarantee of the guaranteed senior debt securities will constitute an unsecured, unsubordinated obligation of Royal Ahold and will rank equally with all other unsecured and unsubordinated obligations of Royal Ahold. The guaran-tee of the guaranteed subordinated debt securities will constitute an unsecured obligation of Royal Ahold and, as set forth below under "--Subordination of Guaranteed Subordinated Debt Securities and Related Guarantees," will be subor-dinated in right of payment to all senior indebtedness of Royal Ahold.

Some of the guaranteed debt securities may be sold at a substantial discount below their stated principal amount. These debt securities will either bear no interest or will bear interest at a rate which at the time of issuance is below market rates. U.S. federal income tax consequences and other special considera-tions applicable to the discounted guaranteed debt securities will be described in the prospectus supplement relating to these guaranteed debt securities.

Unless the prospectus supplement for a particular series of guaranteed debt securities provides that the debt securities of that series may be redeemed at the option of the holder, the indentures and the guaranteed debt securities would not provide for redemption at the option of a holder nor necessarily afford holders protection in the event of a highly leveraged or other transac-tion that may adversely affect holders.

Governing Law

The guaranteed senior debt securities, the guarantees relating thereto and the indenture under which they will be issued are governed by the laws of the State of New York. The guaranteed subordinated debt securities, the guarantees relat-ing thereto and the indenture under which they will be issued are governed by the laws of the State of New York, except for the provisions relating to the subordination of the guarantees of the guaranteed subordinated debt securities, which are governed by the laws of the Netherlands. The laws of the State of New York would not require the trustee to pursue or exhaust its legal and equitable remedies against Ahold Finance prior to exercising its rights under the guaran-tee relating to the guaranteed debt securities. We cannot assure you that a Dutch court would give effect to this provision. However, Royal Ahold has waived any right to require a proceeding against Ahold Finance before its obli-gations under the guarantees shall become effective.

Guarantees of Royal Ahold

Royal Ahold will unconditionally guarantee on an unsubordinated basis (1) the due and punctual payment of the principal of, any premium and any interest on the guaranteed senior debt securities, when and as these payments become due and payable, whether at maturity, upon redemption or declaration of accelera-tion, or otherwise, and (2) the conversion of the guaranteed senior debt secu-rities that are convertible into shares of Royal Ahold, in accordance with the terms of the indenture relating to such securities. The guarantees of the guar-anteed senior debt securities will rank equally in rights of payment with all other unsecured and unsubordinated indebtedness of Royal Ahold.

Royal Ahold will unconditionally guarantee on a subordinated basis (1) the due and punctual payment of the principal of, any premium and any interest on the guaranteed subordinated debt securities, when and as these payments become due and payable, whether at maturity, upon redemption or declaration of accelera-tion, or otherwise, and (2) the conversion of guaranteed subordinated debt securities that are convertible into shares of Royal Ahold, in accordance with the terms of the indenture relating to such securities. The guarantees of the guaranteed subordinated debt securities will be subordinated as described below under "--Subordination of Guaranteed Subordinated Debt Securities and Related Guarantees."

Royal Ahold has (1) agreed that its obligations under the guarantees of the guaranteed debt securities will be as principal obligor and not merely as surety, and will be enforceable irrespective of any invalidity, irregularity or unenforceability of the guaranteed debt securities or the indenture and (2) waived any right to require a proceeding against Ahold Finance before its obligations under the guarantees shall become effective.

Royal Ahold may, subject to certain conditions, assume payment of the princi-pal of, any premium and any interest on the guaranteed debt securities and the performance of Ahold Finance under every covenant of the indentures and the guaranteed debt securities without the consent of the holders of the guaran-teed debt securities.

Global Securities

The guaranteed debt securities of a series may be issued in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement. Unless a global certificate is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole and only to the depositary or to a nominee of the depositary or to a successor depositary or its nominee.

Unless otherwise indicated in any prospectus supplement, DTC will act as depositary. Beneficial interests in global certificates will be shown on rec-ords maintained by DTC and its participants, and transfers of global certifi-cates will be effected only through these records.

DTC has provided the following information: DTC is a limited-purpose trust company. It holds securities that its participants deposit with it. DTC also facilitates the clearance and recording of the settlement among its partici-pants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participant's accounts. This elim-inates the need to exchange certificates. Direct participants include securi-ties brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a partici-pant, either directly or indirectly. The rules that apply to DTC and its par-ticipants are on file with the SEC.

Pursuant to DTC's procedures, upon the sale of guaranteed debt securities rep-resented by a global certificate to underwriters, DTC will credit the accounts of the participants designated by the underwriters with the principal amount of the guaranteed debt securities purchased by the underwriters. Ownership of beneficial interests in a global certificate will be shown on DTC's records (with respect to participants), by the participants (with respect to indirect participants and certain beneficial owners) and by the indirect participants (with respect to all other beneficial owners). The laws of some states require that certain persons take physical delivery in definitive form of the securi-ties which they own. Consequently, the ability to transfer beneficial interests in a global certificate may be limited.

Ahold Finance will wire to DTC's nominee principal and interest payments with respect to global certificates. Ahold Finance and the trustees under the indentures will treat DTC's nominee as the owner of the global certificates for all purposes. Accordingly, Ahold Finance, the trustees and the paying agents will have no direct responsibility or liability to pay amounts due on the global certificates to owners of beneficial interests in the global cer-tificates.

It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their beneficial interests in the global certificates as shown on DTC's rec-ords. Payments by participants to owners of beneficial interests in the global certificates will be governed by standing instructions and customary practices between the participants and the owners of beneficial interests in the global certificates, as is the case with securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the trustees, Ahold Finance or Royal Ahold.

Guaranteed debt securities of any series represented by a global certificate will be exchangeable for guaranteed debt securities in definitive form with the same terms in authorized denominations only if:

 . DTC notifies Ahold Finance that it is unwilling or unable to continue as depositary, or DTC is no longer eligible to act as depositary, and Ahold Finance does not appoint a successor depositary within 90 days; or

 . Ahold Finance determines not to have the guaranteed debt securities of the series represented by global certificates and notifies the applicable trustee of its decision.

Tax Redemption

In addition to any redemption provisions that may be specified in a prospectus supplement, Ahold Finance may redeem a series of guaranteed debt securities before their maturity, in whole but not in part, if, at any time after the date of issuance of a series of guaranteed debt securities, as a result of any:

 . amendment to, or change in, the laws of the Netherlands or any political subdivision, or

 . change in the application or official interpretation of such laws or regu-lations,

where such amendment or change becomes effective after the date of the issu-ance of the series of guaranteed debt securities (a "tax event"), Royal Ahold becomes, or will become, obligated to pay any additional amounts as provided below under "--Payments of Additional Amounts" and Royal Ahold or Ahold Finance cannot reasonably avoid such obligation.

Before Ahold Finance may redeem guaranteed debt securities of a particular series, Ahold Finance and Royal Ahold must deliver to the trustee at least 45 days prior to the date fixed for redemption:

 . a written notice stating that the guaranteed debt securities of a particu-lar series are to be redeemed, specifying the redemption date and other pertinent information; and

 . an opinion of independent legal counsel to the effect that, as a result of the circumstances described above, Royal Ahold has or will become obligated to pay any additional amounts.

Ahold Finance will give you at least 30 days', but not more than 60 days', notice before any redemption of a series of guaranteed debt securities. On the redemption date, Ahold Finance will pay you the principal amount of your guar-anteed debt security, plus any accrued interest (including any additional amounts) to the redemption date. No notice of redemption may be given earlier than 90 days prior to the earliest date on which Royal Ahold would be obli-gated to pay additional amounts were a payment on the guaranteed debt securi-ties of the series then due.

Payments of Additional Amounts

Royal Ahold will make all payments pursuant to the guarantee of Royal Ahold relating to the guaranteed debt securities without withholding or deduction for any taxes or other governmental charges in effect on the date of issuance of the guaranteed debt securities of such series or imposed in the future by or on behalf of the Netherlands or any authority in the Netherlands. In the event any Dutch taxes or other charges are imposed on payments pursuant to this guarantee relating to any series of the guaranteed debt securities, Royal Ahold will pay to you such additional amounts as may be necessary so that the net amounts receivable by you after any payment, withholding or deduction of tax or charge will equal the amounts of principal, any interest and any pre-mium which would have been receivable on the guaranteed debt securities if there were no such payment, withholding or deduction. No additional amounts, however, will be paid to you, or to a third party on your behalf, for any such taxes or charges that have been imposed by reason of:

 . you being a resident of the Netherlands or having some connection with the Netherlands other than the mere holding of the guaranteed debt security or the receipt of principal, any interest or any premium on the guaranteed debt security;

 . your presentation of the guaranteed debt security for payment more than 30 days after the later of (1) the due date for such payment or (2) the date Royal Ahold provides funds to make such payment to the trustee;

 . any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax or governmental charge;

 . any tax or other governmental charge that is payable other than by with-holding from payments on the guaranteed debt security; or

 .  any combination of the foregoing events or circumstances.

Furthermore, no additional amounts will be paid with respect to any payment made pursuant to the guarantee of Royal Ahold relating to a guaranteed debt security to you if you are a fiduciary or partnership or other than the sole beneficial owner of the payment if a beneficiary or settlor with respect to such fiduciary or a member of such partnership or beneficial owner would not have been entitled to receive the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder. Any reference herein or in the indentures or the guaranteed debt securities to principal or interest will be deemed also to refer to any additional amounts that may be payable as described in this paragraph.

Certain Covenants Applicable to
Guaranteed Senior Debt Securities

Certain Definitions Applicable to Covenants

The term "attributable debt" means the total net amount of rent required to be paid by Royal Ahold or a subsidiary under any lease during the remaining term of the lease, discounted from the due dates of the rent to the date of determi-nation at the rate of interest per annum implicit in the terms of the lease (as determined by Royal Ahold or such subsidiary) compounded semiannually. The net amount of rent required to be paid under any lease for any period is the amount of the rent payable by the lessee with respect to such period, after deducting amounts required to be paid for maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which the lessee has the right to terminate upon paying a penalty, the net amount of rent will also include the amount of the penalty, but no rent will be consid-ered as required to be paid under the lease subsequent to the first date that it may be terminated by the lessee.

The term "consolidated net tangible assets" means the total amount of assets of Royal Ahold and its subsidiaries after deducting: (1) applicable reserves and other properly deductible items, (2) all current liabilities (excluding (a) any liabilities that the obligor has the right to extend or renew to a time more than 12 months after the date on which the amount of consolidated net tangible assets is being computed and (b) current maturities of long-term indebtedness and capital lease obligations) and (3) all goodwill, all as shown in the most recent consolidated balance sheet of Royal Ahold and its subsidiaries, each computed in accordance with Dutch GAAP.

The term "funded debt" means all indebtedness for money borrowed with a matu-rity of more than 12 months from the date the amount of funded debt is to be determined or having a maturity of less than 12 months but which the borrower has the right to renew or extend beyond 12 months from such date.

The term "subsidiary" means any entity that Royal Ahold or one or more other subsidiaries of Royal Ahold (including Ahold Finance) directly or indirectly owns or controls at least a majority of the outstanding stock or other owner-ship interests that ordinarily carry the power to vote in the election of directors, managers or trustees of such entity or other persons performing sim-ilar functions (whether or not stock or other ownership interests of any other class of such entity has or might have voting power as a result of the happen-ing of any contingency).

Limitation on Liens

Royal Ahold will not, and will not permit any subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed or any other indebted-ness evidenced by notes, bonds, debentures or other similar evidences of indebtedness for money borrowed (referred to in this summary as "debt") if such debt is secured by pledge of, or mortgage, deed of trust or other lien on any part of its or any such subsidiary's undertakings, assets or revenues (such pledges, mortgages, deeds of trust and other liens being referred to in this summary as "mortgages") without effectively providing that the guaranteed senior debt securities of all series issued under the indenture (and if Royal Ahold so determines, any other debt of Royal Ahold or such subsidiary then existing or thereafter created which is not subordinated to the guaranteed senior debt securities) will be secured equally and ratably with (or prior to) such secured debt so long as such secured debt shall be so secured. This restric-tion, however, will not apply if the aggregate principal amount of all such secured debt which would otherwise be prohibited, plus all attributable debt of Royal Ahold and its subsidiaries in respect of "sale and leaseback transac-tions" (as defined below) which would otherwise be prohibited by the covenant limiting sale and leaseback transactions described below, would not exceed the greater of (1) U.S.$750,000,000 and (2) 15% of consolidated net tangible assets. This restriction also will not apply to, and there will be excluded from secured debt in any computation under this restriction, debt secured by:

(1) mortgages on property of any corpora- tion existing at the time it becomes a subsidiary;

(2) mortgages to secure indebtedness of any subsidiary to Royal Ahold or to another subsidiary;

(3) mortgages for taxes, assessments or governmental charges (a) not then delinquent or (b) the validity of which is being contested in good faith by appropriate proceedings;

(4) materialmen's, mechanics', carriers', workmen's, repairmen's, landlord's or other similar mortgages, or deposits to obtain the release of such mortgages;

(5) mortgages arising under an order of attachment or distraint or similar legal process so long as the execution or enforcement thereof is effec-tively stayed and the claims secured thereby are being contested in good faith;

(6) mortgages to secure public or statutory obligations or to secure payment of workmen's compensation or to secure performance in connection with tenders, leases of real property, bids or contracts or to secure (or in lieu of) surety or appeal bonds and mortgages made in the ordinary course of business for similar purposes;

(7) mortgages on property existing at the time of acquisition of the property by Royal Ahold or the subsidiary or to secure the payment of any part of the purchase price or construction or improvement cost of the property or to secure any debt incurred before, at the time of, or within one year after, the acquisition of the property or the completion of any construc-tion or the commencement of commercial operation of the property, which-ever is later, for the purpose of financing any part of the purchase price or construction cost of the property;

(8) mortgages to secure guarantees arising in connection with the sale, dis-count, guarantee or pledge of notes, chattel mortgages, leases, accounts receivable, trade acceptances and other paper arising, in the ordinary course of business, out of installment or conditional sales to or by, or transactions involving title retention with, distributors, dealers or other customers, or merchandise, equipment or services;

(9)  mortgages existing at the date of the guaranteed senior debt indenture;
     and

(10) any extension, renewal or replacement of any mortgage referred to in the foregoing clauses (1) to (9), so long as (a) the extension, renewal or replacement mortgage is limited to the part of the same property that secured the mortgage extended, renewed or replaced (plus improvements on such property) and (b) the debt secured by the mortgage at the time is not increased.

Limitation on Sales and Leasebacks

Royal Ahold will not, and will not permit any subsidiary to, enter into any arrangement with any lender or investor (not including Royal Ahold or any sub-sidiary), or to which any such lender or investor is a party, that provides for Royal Ahold or any subsidiary to lease for a period, including renewals, in excess of three years, any property if Royal Ahold or any such subsidiary has sold or will sell or transfer the property more than 270 days after the acqui-sition of the property or after the completion of construction and commencement of full operation of the property to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property (herein referred to as a "sale and leaseback transac-tion") unless either:

(1) Royal Ahold or such subsidiary could create debt secured by a mortgage on the property in an amount equal to the attributable debt with respect to the sale and leaseback transaction without equally and ratably securing the guaranteed senior debt securities of all series pursuant to the provi-sions of the covenant limiting liens described above; or

(2) Royal Ahold, within 180 days after it or such subsidiary sells or trans-fers the property, applies an amount equal to the greater of (a) the net proceeds of the sale of the property; and (b) the fair market value of the property at the time of entering into such arrangement (as determined by Royal Ahold) to:

    (x) the purchase of property, facilities or equipment (other than the prop-erty, facilities or equipment involved in the sale) having a value at least equal to the net proceeds of the sale; or

    (y) the retirement of funded debt of Royal Ahold or any subsidiary (other than as a result of payment at maturity or pursuant to any mandatory sink-ing fund payment or any mandatory prepayment provision).

    The amount required to be applied to the retirement of funded debt of Royal Ahold or any subsidiary pursuant to clause (y) above will be reduced by:

    (a) the principal amount of any guaranteed senior debt securities of any series (or, if the guaranteed senior debt securities of any series are original issue discount securities or provide that an amount other than the face amount thereof will or may be payable upon the maturity thereof or a declaration of acceleration of the maturity thereof, such portion of the principal amount or other amount as may be due and payable thereon pursuant to a declaration in accordance with Section 4.1 of the indenture) delivered within 180 days after such sale or transfer to the trustee for retirement and cancellation; and

    (b) the principal amount of funded debt, other than the guaranteed debt securities of any series, voluntarily retired by Royal Ahold or any subsid-iary within 180 days after such sale or transfer.

Certain Covenants Applicable to
Guaranteed Subordinated Debt Securities

Certain Definitions Applicable to Covenants

The term "public debt" means any loan, debt, guarantee or other obligation of Royal Ahold represented by or securing bonds, notes, debentures or other pub-licly issued debt securities which are, or are capable of being, traded or listed on any stock exchange or other organized financial market.

The term "private debt" means loans, debts, guarantees and/or other obligations of Royal Ahold in excess of 30% of the total consolidated fixed assets of Royal Ahold and its subsidiaries, that are not public debt.

Limitation on Liens

Neither Royal Ahold nor any of its subsidiaries may secure any public debt or private debt, then or thereafter existing, by any lien, pledge or other charge upon any of its present or future assets or revenues. The above restriction will not apply to:

(1)  any security arising solely by mandatory operation of law;

(2)  any security over assets existing at the time of acquisition thereof;

(3) any security included within the assets of any company merged with Royal Ahold where such security is created prior to the date of such merger;

(4) any security over assets pursuant to the general terms and conditions of a bank (for example, in the form prepared by the Dutch Bankers Association (Algemene Bankvoorwaarden)), if and insofar as applicable;

(5) any guarantee issued by Royal Ahold or any of its subsidiaries in the ordinary course of its business; and

(6) any security upon any "margin stock," as such term is defined in Regula-tion U of the Board of Governors of the Federal Reserve System of the United States (or any successor) as in effect from time to time.

Any guarantee issued by Royal Ahold or any of its subsidiaries other than in the ordinary course of its business will only be secured after the trustee for the guaranteed subordinated debt securities has given its written consent to the guarantee.

Events of Default, Waiver and Notice
under the Guaranteed Senior Debt
Securities

An event of default with respect to any series of guaranteed senior debt secu-rities means any of the following:

(1) default in the payment of any installment of interest or any additional amounts on the guaranteed senior debt securities of such series and the continuance of such default for 30 days;

(2) default in the payment of the principal of or any premium on any of the guaranteed senior debt securities of such series when due, whether at maturity, upon redemption, by declaration or otherwise;

(3) default in the payment of any sinking fund installment on the guaranteed senior debt securities of such series;

(4) default by Ahold Finance or Royal Ahold in the performance of any other covenant or agreement contained in the indenture for the benefit of such series and the continuance of such default for 90 days after Ahold Finance and Royal Ahold are given a written notice as provided in the indenture;

(5) Royal Ahold or Ahold Finance or any other subsidiary of Royal Ahold shall:

    (a) default in the payment of the principal or any interest on any note, bond, coupon or other instrument evidencing indebtedness for money bor-rowed in a total principal amount of U.S.$50,000,000 or more, other than the guaranteed senior debt securities of such series, issued, assumed or guaranteed by it, when and as the same shall become due and payable, if such default shall continue for more than any period of grace originally applicable thereto and the time for payment of such amount has not been effectively extended, or

    (b) default in the observance of any other terms and conditions relating to any such indebtedness for money borrowed, if the effect of such default is to cause such indebtedness to become due prior to its stated maturity; or

(6) certain events of bankruptcy, liquidation, or insolvency relating to Ahold Finance;

(7) certain events of bankruptcy, liquidation, insolvency or moratorium of payments relating to Royal Ahold; or

(8) the guarantee ceases to be in full force or effect (except as contemplated by the terms thereof), or Royal Ahold denies or disaffirms its obligations under the guarantee.

The trustee must, within 90 days after the occurrence of a default, give all holders of guaranteed senior debt securities of the relevant series then out-standing notice of all uncured defaults known to it. The trustee may withhold notice of any default (except in the case of a default in the payment of prin-cipal or any premium or interest on any guaranteed senior debt security of any series, or in the payment of any sinking fund installment with respect to guaranteed senior debt securities of any series), if it in good faith deter-mines that the withholding of the notice is in the interest of the holders of outstanding guaranteed senior debt securities of such series.

If an event of default with respect to guaranteed senior debt securities of any series at the time outstanding shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the guaranteed senior debt securities of such series then outstanding may declare the principal (or, in the case of original issue discount guaranteed senior debt securities, the portion thereof as may be specified in the prospectus supplement relating to such series) of the guaranteed senior debt securities of such series and any interest accrued thereon to be due and payable immedi-ately. If this happens, subject to the requirement that Ahold Finance or Royal Ahold take certain actions to cure the default, the holders of a majority in aggregate principal amount of the outstanding guaranteed senior debt securi-ties of such series may annul the declaration with respect to the particular series.

Prior to the declaration referred to in the preceding paragraph, the holders of at least a majority in aggregate principal amount of the guaranteed senior debt securities of such series may waive certain defaults.

The Trust Indenture Act requires that each of Ahold Finance and Royal Ahold file with the trustee annually a written statement as to the presence or absence of certain defaults under the terms of the indenture.

If a default or an event of default occurs and is continuing with respect to any series of guaranteed senior debt securities, the holders of not less than a majority in aggregate principal amount (calculated as provided in the inden-ture) of the guaranteed senior debt securities of such affected series then outstanding (with each such series voting separately as a class) may direct the time, method and place of conducting any proceeding or remedy available to the trustee, or exercising any trust or power conferred on the trustee by the indenture with respect to guaranteed senior debt securities of the series.

The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the direction of the holders of guaranteed senior debt securities issued thereunder unless the holders offer to the trustee reasonable security or indemnity against expenses and liabilities.

Events of Default, Waiver and Notice
under the Guaranteed Subordinated Debt
Securities

An event of default with respect to any series of guaranteed subordinated debt securities means any of the following:

(1) default in the payment of any installment of interest or any additional amounts on the guaranteed subordinated debt securities of such series and the continuance of such default for 30 days;

(2) default in the payment of the principal of (and any premium on) any of the guaranteed subordinated debt securities of such series when due, whether at maturity, upon redemption, by declaration or otherwise and the continuance of such default for 30 days;

(3) default in the payment of any sinking fund installment on the guaranteed subordinated debt securities of such series and the continuance of such default for 30 days;

(4) default by Ahold Finance or Royal Ahold in the performance of any other covenant or agreement contained in the indenture for the benefit of such series and, if such default is capable of being remedied, the continuance of such default for 30 days after written notice as provided in the indenture;

(5) (a) Ahold Finance or Royal Ahold or any of their major subsidiaries (as defined below) defaults in the payment of the principal of, or interest on, any other obligation in respect of borrowed moneys (as defined below) of, assumed or guaranteed by, Ahold Finance or Royal Ahold or one of their major subsidiaries, as the case may be, when and as the same shall become due and payable, if such default continues for more than any applicable period of grace and the time for payment of such principal or interest has not been effectively extended; or

    (b) any obligation in respect of borrowed moneys of, assumed or guaranteed by Ahold Finance or Royal Ahold or any of their major subsidiaries shall have become repayable before the due date thereof as a result of accelera-tion of maturity by reason of the occurrence of any event of default thereunder.

    However, if such obligation in respect of borrowed moneys is held by any holder of guaranteed subordinated debt securities (or any affiliate there-of) and was declared to be due and payable, or became capable of being declared due and payable prior to its stated date of payment in circum-stances which would not have occurred but for a default by Ahold Finance or Royal Ahold or any of their subsidiaries in complying with a restric-tion contained in the documentation governing such obligation in respect of borrowed moneys on the ability of Ahold Finance or Royal Ahold or such subsidiary to sell, pledge or otherwise dispose of margin stock, then nei-ther such declaration (or any failure to pay based on any such declara-tion) or such becoming capable of being declared due and payable shall constitute an event of default; or

(6)  certain events of bankruptcy or insolvency relating to Ahold Finance;

(7) certain events of bankruptcy, liquidation, insolvency or moratorium of payments relating to Royal Ahold; or

(8) the guarantee ceases to be in full force or effect (except as contemplated by the terms thereof), or Royal Ahold denies or disaffirms its obligations under the guarantee.

The term "major subsidiaries" means any entity that Ahold Finance or Royal Ahold, as applicable, directly or indirectly controls and that has total assets in excess of 10% of the consolidated assets of Ahold Finance or Royal Ahold, as applicable.

The term "borrowed moneys" means any indebtedness for borrowed money with an original maturity of 12 months or more, the aggregate principal amount of which is greater than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies.

The trustee must, within 90 days after the occurrence of a default, give all holders of guaranteed subordinated debt securities of the relevant series then outstanding notice of all uncured defaults known to it. The trustee may with-hold notice of any default (except in the case of a default in the payment of principal and any premium or any interest on any guaranteed subordinated debt security of any series, or in the payment of any sinking fund installment with respect to guaranteed subordinated debt securities of any series), if it in good faith determines that the withholding of the notice is in the interest of the holders of outstanding guaranteed subordinated debt securities of the series.

If an event of default with respect to guaranteed subordinated debt securities of any series issued thereunder at the time outstanding occurs and is continu-ing, either the trustee or the holders of at least 25% in aggregate principal amount (calculated as provided in the indenture) of the guaranteed subordi-nated debt securities of such series then outstanding may declare the princi-pal (or, in the case of original issue discount guaranteed debt securities, the portion thereof as may be specified in the prospectus supplement relating to such series) of the guaranteed subordinated debt securities of such series and any interest accrued thereon to be due and payable immediately. If this happens, subject to the requirement that Ahold Finance or Royal Ahold take certain actions to cure the default, the holders of a majority in aggregate principal amount of the outstanding guaranteed subordinated debt securities of such series may annul the declaration with respect to the particular series.

Prior to the declaration referred to in the preceding paragraph, the holders of at least a majority in aggregate principal amount of the guaranteed subordinated debt securities of such series may waive certain defaults.

The Trust Indenture Act requires that Ahold Finance and Royal Ahold file with the trustee annually a written statement as to the presence or absence of cer-tain defaults under the terms of the indenture.

If a default or an event of default occurs and is continuing with respect to any series of guaranteed subordinated debt securities, the holders of at least a majority in aggregate principal amount (calculated as provided in the inden-ture) of the guaranteed subordinated debt securities of the affected series then outstanding (with each such series voting separately as a class) may direct the time, method and place of conducting any proceeding or remedy avail-able to the trustee, or exercising any trust or power conferred on the trustee by the indenture with respect to guaranteed subordinated debt securities of the series.

The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the direction of the holders of guaranteed subordinated debt securities issued thereunder unless the holders offer to the trustee reasonable security or indemnity against expenses and liabilities.

Subordination of Guaranteed
Subordinated Debt Securities and
Related Guarantees

The indebtedness represented by the guaranteed subordinated debt securities will be unsecured and subordinated in right of payment to the prior payment in full of all senior indebtedness of Ahold Finance. The guarantee of the subordinated debt securities will be unsecured and subordinated in right of payment to the prior payment in full of all senior indebtedness of Royal Ahold.

The term "senior indebtedness" means, with respect to Ahold Finance, the prin-cipal of and any premium and interest on any indebtedness of Ahold Finance cur-rently outstanding or to be issued by Ahold Finance after the date of the indenture unless by the terms of the instrument creating or evidencing such indebtedness it is not senior in right of payment to the guaranteed subordi-nated debt securities. However, "senior indebtedness" shall not include any indebtedness of Ahold Finance that is subordinated in right of payment to any other indebtedness of Ahold Finance.

The term "senior indebtedness" means, with respect to Royal Ahold, the princi-pal of and any premium and interest on any indebtedness of Royal Ahold cur-rently outstanding or to be issued by Royal Ahold after the date of the indenture unless by the terms of the instrument creating or evidencing such indebtedness it is not senior in right of payment to the guarantee. However, "senior indebtedness" shall not include:

(1)  Royal Ahold's outstanding 7 5/8% Subordinated Bonds 1993 due 2000;

(2) Royal Ahold's outstanding 5.875% Subordinated Bonds 1997 due December 19, 2005;

(3)  Royal Ahold's outstanding 6 3/4% Subordinated Bonds due August 24, 2003;

(4) Royal Ahold's outstanding 3% Convertible Subordinated Notes due September 30, 2003; and

(5) any subordinated loans of Royal Ahold issued after the date of the guar-anteed subordinated debt indenture.

The term "indebtedness" means all indebtedness for money that is created, assumed, incurred or guaranteed in any manner by Ahold Finance or Royal Ahold or for which Ahold Finance or Royal Ahold, as the case may be, is otherwise responsible or liable.

In the event of any dissolution and liquidation of Ahold Finance, whether vol-untary or involuntary, or in any bankruptcy proceedings or in other similar proceedings affecting Ahold Finance, Ahold Finance will pay in full all amounts due or to become due upon all senior indebtedness of Ahold Finance, or payment thereof provided for to the satisfaction of the holders of the senior indebtedness, before it makes any payment or distribution on account of the redemption price or principal of, or premium, if any, or interest, if any, on the guaranteed debt securities.

In the event Royal Ahold pays or distributes assets of Royal Ahold of any kind or character, whether in cash, property or securities, to creditors upon any dissolution and liquidation (ontbinding en vereffening) of Royal Ahold, whether voluntary or involuntary, or in any bankruptcy proceedings (faillissement), moratorium of payments (surseance van betaling) or in other similar proceedings affecting Royal Ahold, then Royal Ahold will pay in full all amounts due or to become due upon all senior indebtedness or will provide for the payment thereof to the satisfaction of the holders of the senior indebtedness, before it makes any payment or distribution, including payment of any additional amounts, with respect to the guarantee of guaranteed subor-dinated debt securities.

As a result of this subordination, in the event of (1) any dissolution and liquidation of Ahold Finance, whether voluntary or involuntary, or any bank-ruptcy proceedings or in other similar proceedings affecting Ahold Finance, or
(2) the dissolution, liquidation (ontbinding en vereffening) or bankruptcy (faillissement) of Royal Ahold or moratorium of payments (surseance van betaling) by Royal Ahold or any similar event, creditors of Ahold Finance or Royal Ahold, as the case may be, who are holders of senior indebtedness of such entity may recover more, ratably, than the holders of the guaranteed sub-ordinated debt securities.

Defeasance

Defeasance and Discharge

Each of the indentures provides that Ahold Finance may be discharged from any obligations in respect of the guaranteed debt securities of any series (except for certain obligations to register the transfer or exchange of guaranteed debt securities of such series, to replace stolen, lost or mutilated guaran-teed debt securities of such series, to maintain paying agencies and to hold monies for payment in trust) and Royal Ahold may be discharged from any and all obligations in respect of the guarantees related thereto. Ahold Finance and Royal Ahold will be so discharged upon the deposit with the applicable trustee, in trust, of money and/or U.S. government obligations (as defined in the applicable indenture) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and each installment of interest on the guaranteed debt securities of such series on the stated maturity of such payments in accordance with the terms of such indenture and the guaranteed debt securities of such series. This trust may only be established if, among other things, Ahold Finance or Royal Ahold delivers to the trustee an opinion of counsel (who may be counsel to Ahold Finance or Royal Ahold) stating that either (1) Ahold Finance or Royal Ahold has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (2) since the date of the applicable indenture there has been a change in the applicable U.S. federal income tax law, in either case to the effect that holders of the guaranteed debt securi-ties of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such defeasance had not occurred.

Defeasance of Certain Covenants
and Certain Events of Default

Each of the indentures provides that Ahold Finance and Royal Ahold may omit to comply with (1) the covenants regarding limitations on sale and leaseback transactions and limitations on liens described above and (2) Section 4.1(d) of such indenture (described in clause (4) under the captions "--Events of Default, Waiver and Notice under the Guaranteed Senior Debt Securities" and "-- Events of Default, Waiver and Notice under the Guaranteed Subordinated Debt Securities" above). Any omission to comply with those covenants will not con-stitute an event of default under an indenture and the guaranteed debt securi-ties of a series issued thereunder if certain conditions are met and Ahold Finance or Royal Ahold, among other things:

 . deposits with the applicable trustee, in trust, money and/or U.S. government obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and each installment of interest on the guaranteed debt securities of such series on the stated maturity of such payments in accordance with the terms of such indenture and the guaranteed debt securities of such series; and

 . delivers to the trustee an opinion of counsel stating that the holders of the guaranteed debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defea-sance of certain covenants and events of default and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Notwithstanding compliance with the foregoing requirements, the obligations of Ahold Finance and Royal Ahold under such indenture and of Ahold Finance under the guaranteed debt securities of such series and of Royal Ahold under the guarantee thereof, other than with respect to the covenants referred to above, and the events of default, other than the events of default relating to these covenants, will remain in full force and effect.

In the event Ahold Finance or Royal Ahold exercises this option to omit compli-ance with certain covenants of one of the indentures with respect to the guar-anteed debt securities of a series issued thereunder as described in the preceding paragraph and the guaranteed debt securities of such series are declared due and payable because of the occurrence of any event of default other than an event of default described in clause (4) under the captions "-- Events of Default, Waiver and Notice under the Guaranteed Senior Debt Securi-ties" or "--Events of Default, Waiver and Notice under the Guaranteed Subordinated Debt Securities" above, as the case may be, the amount of money and U.S. government obligations on deposit with the trustee will be sufficient to pay amounts due on the guaranteed debt securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the guaranteed debt securities of such series at the time of the acceleration resulting from such event of default.

Modification of the Indentures

Each indenture contains provisions permitting Ahold Finance, Royal Ahold and the trustee thereunder, with the consent of the holders of at least a majority in total principal amount (calculated as provided in the indentures) of the outstanding guaranteed debt securities of all series issued thereunder affected by such modification (all such series voting as a single class), to modify such indenture or any supplemental indenture or the rights of the hold-ers of the guaranteed debt securities and guarantees issued thereunder. Howev-er, Ahold Finance, Royal Ahold and the trustee cannot, without the consent of the holder of each guaranteed debt security so affected:

(1)  extend the fixed maturity of the guaranteed debt security;

(2) reduce the principal or premium amount thereof or reduce the rate or extend the time of any payment of interest thereon or reduce any addi-tional amount payable thereon;

(3) make the principal amount thereof or any interest or premium thereon pay-able in any coin or currency other than that provided in such guaranteed debt security;

(4) reduce the portion of the principal amount of an original issue discount guaranteed debt security (or a guaranteed debt security that provides that an amount other than the face amount thereof will or may be payable upon a declaration of acceleration of the maturity thereof) due and payable upon acceleration of the maturity thereof or the portion of the principal amount thereof provable in any action or proceeding pursuant to
     Section 4.2 of such indenture;

(5) reduce any amount payable upon redemption of such guaranteed debt securi-ty;

(6)  reduce the overdue rate thereof;

(7) impair, if such guaranteed debt security provides therefor, any right of repayment at the option of the holder of such guaranteed debt security;

(8) alter adversely or eliminate any right of conversion of such guaranteed debt security; or

(9) reduce the percentage of the guaranteed debt securities the consent of the holders of which is required for any such modification.

Each of the indentures further provides that Ahold Finance, Royal Ahold and the applicable trustee cannot enter into any supplemental indenture if it would modify the terms of the guarantee of Royal Ahold relating to the appli-cable guaranteed debt securities in any manner adverse to the holders of such guaranteed debt securities. The indenture relating to guaranteed subordinated debt securities also provides that Ahold Finance, Royal Ahold and the applica-ble trustee cannot enter into any supplemental indenture if it would modify the terms providing for subordination of the guaranteed subordinated debt securities or the guarantee of Royal Ahold relating thereto.

Each of the indentures also permits Ahold Finance, Royal Ahold and the trustee to amend such indenture in certain circumstances without the consent of the holders of any debt securities issued thereunder to evidence the merger of Royal Ahold or Ahold Finance or the replacement of the trustee and for certain other purposes.

Consolidation, Merger or Disposition of
Assets of Ahold Finance or Royal Ahold

Each of the indentures provides that Ahold Finance and Royal Ahold may consol-idate or merge with any other entity, or sell, convey or lease all or substan-tially all of the property of either of them if, upon any such consolidation or merger:

(1) the entity (if other than Ahold Finance or Royal Ahold, respectively) formed by such consolidation or merger expressly assumes, by supplemental indenture satisfactory in form to the trustee under the applicable inden-ture, the due and punctual payment of principal of and any interest on the guaranteed debt securities issued pursuant to such indenture, and the due and punctual observance of all of the covenants and conditions of such indenture to be performed by Ahold Finance or Royal Ahold, as appli-cable; and

(2) Ahold Finance or Royal Ahold, as applicable, and any successor entity resulting from such consolidation or merger immediately after such con-solidation or merger, or sale, conveyance or lease, is not in default in the performance of any covenant or condition of such indenture.

Concerning the Trustees

Except during the continuance of an event of default, each of the trustees will perform only those duties that are specifically set forth in the relevant indenture. During the continuance of any event of default under an indenture, the trustee thereunder will exercise its rights and powers under the inden-ture, and use the same degree of care and skill in their exercise, as a pru-dent man would exercise or use his rights under the circumstances in the conduct of his own affairs.

Each of the trustees may acquire and hold guaranteed debt securities and, sub-ject to certain conditions, otherwise deal with Ahold Finance or Royal Ahold as if it were not a trustee under an indenture.

Royal Ahold and certain subsidiaries of Royal Ahold currently conduct banking transactions with the trustees in the ordinary course of business.

            DESCRIPTION OF WARRANTS TO SUBSCRIBE TO DEBT SECURITIES
                 OF ROYAL AHOLD AND AHOLD FINANCE U.S.A., INC.

The following is a summary of certain provisions of the warrants that may be issued by Royal Ahold or Ahold Finance pursuant to one or more separate war-rant agreements, either independently or together with debt securities. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of warrant agreements filed with the regis-tration statement of which this prospectus is a part. Provisions of the forms of warrant agreements or terms defined in the forms of warrant agreements and referred to herein are incorporated into this discussion by reference.

General

Royal Ahold may offer the following warrants pursuant to this prospectus:

(1)  warrants to subscribe for senior debt securities of Royal Ahold; and

(2)  warrants to subscribe for subordinated debt securities of Royal Ahold.

Ahold Finance may offer the following warrants pursuant to this prospectus:

(1)  warrants to subscribe for guaranteed senior debt securities; and

(2)  warrants to subscribe for guaranteed subordinated debt securities.

See "Description of Debt Securities of Royal Ahold" and "Description of Guar-anteed Debt Securities of Ahold Finance and Guarantees of Royal Ahold."

The warrants may be issued in one or more series. Please refer to the prospec-tus supplement relating to particular series of warrants for specific terms of the warrants, including the following terms:

 .  the type and number of warrants;

 .  the debt securities for which the warrants may be exercised;

 .  the expiration date of the warrants;

 .  the period during which warrants may be exercised;

 .  the exercise price of the warrants;

 .  any mandatory or optional call provisions;

 .  the identity of the warrant agent;

 .  whether the warrants will be issued in registered form or in bearer form;
   and

 .  any other terms of the warrants offered thereunder.

The warrants will be represented by warrant certificates. Royal Ahold or Ahold Finance, as the case may be, will pay all stamp taxes and any other duties to which the original issuance of the warrant certificates may be subject.

Transfer and Exchange

Warrants may be transferred or exchanged pursuant to procedures outlined in the applicable warrant agreement. No service charge will be made for registra-tion of transfer or exchange upon surrender of any warrant certificate at the office of the applicable warrant agent maintained for that purpose. Royal Ahold or Ahold Finance, as the case may be, may require payment of a sum suf-ficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of warrant certifi-cates.

No warrant or warrant certificate will entitle the holder thereof to any of the rights of a holder of debt securities of Royal Ahold or Ahold Finance, including the right to receive payments of principal or interest on debt secu-rities or to enforce any of the covenants in any indenture relating to debt securities.

Exercise of Warrants

In order to exercise warrants, the holder of the warrants will be required to surrender to the warrant agent the related warrant certificate and pay in full the exercise price for the debt securities to be subscribed for upon such exercise. The exercise price must be paid in cash or by certified or official bank check or by wire transfer to an account designated by Royal Ahold or Ahold Finance, as applicable, for such purpose. The warrant agent then will deliver the applicable debt securities to the holder, and will issue a new warrant certificate for any warrants not exercised.

Amendment of Warrant Agreement

From time to time, Royal Ahold or Ahold Finance, as the case may be, and the warrant agent under the relevant warrant agreement, may amend or supplement such warrant agreement for certain purposes without the consent of the holders of the warrants issued thereunder, including to cure defects or inconsistencies or make any change that does not materially and adversely affect the rights of any holder. Any amendment or supplement to a warrant agreement that has a mate-rial adverse effect on the interests of the holders of the warrants issued thereunder will require the written consent of the holders of a majority of the outstanding warrants issued thereunder.

The written consent of each holder of the warrants affected shall be required for any amendment that:

 .  increases the exercise price;

 .  shortens the period during which warrants may be exercised;

 .  if the warrants may be redeemed at the option of Royal Ahold or Ahold
   Finance, reduces the price at which the warrants may be redeemed; or

 .  materially and adversely affects the exercise rights of holders.

                  DESCRIPTION OF SHARE CAPITAL OF ROYAL AHOLD

Set forth below is a summary of material information relating to Royal Ahold's share capital, including summaries of certain provisions of the Articles of Association of Royal Ahold and applicable Dutch law in effect at the date here-of. This summary does not purport to be complete and is qualified in its entirety by reference to the full Articles of Association of Royal Ahold, an unofficial English translation of which has been included as an exhibit to the Registration Statement. The full text of the Articles of Association is avail-able, in Dutch and English, at the principal executive offices of Royal Ahold.

Share Capital

Under the Articles of Association of Royal Ahold, the authorized share capital of Royal Ahold currently amounts to NLG 1,300,000,000 par value. It consists of:

(1)  1,045,000,000 common shares, each with a par value of NLG 0.50;

(2) 650,000 cumulative preferred shares (the "preferred shares"), each with a par value of NLG 1,000;

(3) 195,000,000 cumulative preferred financing shares (the "financing pre-ferred shares"), each with a par value of NLG 0.50, divided into sixteen series, numbered FPl to FP16 inclusive, each series consisting of 12,187,500 financing preferred shares; and

(4) 60,000,000 convertible cumulative preferred financing shares (the "con-vertible preferred shares"), each with a par value of NLG 0.50, divided into six series, numbered CPD1 and CPD2 and further numbered CPF1 to CPF4 inclusive, each series consisting of 10,000,000 convertible preferred shares.

After conversion of convertible preferred shares (see "--Convertible Preferred Shares" below), the number of convertible preferred shares will decrease and the number of common shares will increase by the number of converted convert-ible preferred shares.

Common Shares

The common shares are issued in bearer or registered form, at the option of the shareholder. Common shares in bearer form may be exchanged for common shares in registered form, or vice versa, at any time, upon written request to the corpo-rate executive board of Royal Ahold.

For each common share in bearer form a share certificate is issued. Such num-bers of common shares in bearer form as the corporate executive board will determine may be represented by one certificate. For registered common shares, share certificates may also be issued, and such numbers of common shares in registered form may be represented by one certificate as the holder of such common shares shall request the Royal Ahold corporate executive board in writ-ing. Share certificates which are issued for bearer shares have a dividend sheet without dividend coupons or vouchers. The bearer CF ("Centrum voor Fondsenadministratie") certificates for common shares are in practice held by an approved custodian in order to allow them to be traded on the AEX-Stock Exchange. The dividend sheets of the bearer CF certificates are required to be held by an approved custodian. The common shares in bearer form are transfer-able with the dividend sheet through the book-entry transfer system maintained by Nederlands Centraal Instituut voor Giraal Effectenverkeer ("NECIGEF").

The names and addresses of holders of registered shares are entered in the shareholders' registers for each class of shares which are maintained by Royal Ahold. Such registers also include the number of shares held by each sharehold-er, the class and number of their shares, the amount paid up on each share, and whether any share certificate has been issued. The registers also include the names and addresses of persons who possess certain ownership rights or a pledge in respect of such shares. On request of the shareholder, pledgee or a holder of certain ownership rights, and without charge, Royal Ahold is required to provide an extract from the register of shareholders in respect of its right to any registered share. Registers are available at the office of Royal Ahold for inspection by stockholders, as well as pledgees and holders of certain owner-ship rights, insofar as the voting right attached to the shares rests in them. Any part of a register kept outside the Netherlands in compliance with laws or stock exchange regulations in the foreign jurisdictions concerned, however, is not available for such inspection.

Transfer of a registered share in the capital of Royal Ahold requires an instrument of transfer and, if Royal Ahold is not a party to the transfer, a written acknowledgment by Royal Ahold of the transfer. The acknowledgment must be made in the instrument of transfer, or by a dated statement on the instru-ment of transfer, or on a copy or extract thereof certified by a civil law notary or the transferor to be a true copy or extract of the instrument of transfer. Official service by an authorized Dutch person of the instrument of transfer or of such copy or extract on Royal Ahold is considered to have the same effect as an acknowledgment by Royal Ahold of the transfer. In addition, if a share certificate has been issued for a registered share, the share certificate must be surrendered to Royal Ahold. The transfer may then be acknowledged by Royal Ahold by way of endorsement to that effect written on the share certificate or by replacing the share certificate by a new share certificate issued in the name of the transferee.

The holders of the common shares are entitled to one vote per share. There are no limitations, either by the laws of the Netherlands or in the Articles of Association, on the right of non- residents of the Netherlands or foreign own-ers to hold or vote Royal Ahold's common shares. See "--General Meetings and Voting Rights" below. The holders of common shares are entitled to dividends in such amounts and at such times as may be declared by Royal Ahold out of funds legally available therefor, as described under "--Dividends" below. Cash dividends payable in Dutch guilders on common shares of Royal Ahold may be officially transferred from the Netherlands and converted into any other con-vertible currency.

Common shares may be issued pursuant to a resolution of the Royal Ahold corpo-rate executive board, subject to the prior approval of the supervisory board of Royal Ahold and within the current authorized maximum of 1,045,000,000 com-mon shares, of which 628,628,893 common shares have been issued and 416,371,107 common shares remain. The current authority of the corporate exec-utive board to resolve to issue common shares will terminate on May 6, 2002, unless extended by the general meeting of shareholders of Royal Ahold in accordance with the Articles of Association, in each instance for a period not exceeding five years. If no such extension is given, the issue of common shares will require a resolution of the general meeting of shareholders, upon a proposal of the corporate executive board which is subject to the prior approval of the supervisory board. For these purposes, issues of shares include the granting of rights to subscribe for shares (including convertible debt), such as options and warrants, but not the issue of shares upon exercise of such rights. The common shares are subject to certain pre-emptive rights. See "--Shareholders' Pre-emptive Rights" below.

Common shares must be fully paid on issue. All of Royal Ahold's presently out-standing common shares are fully paid.

The principal paying agent in the Netherlands for the common shares is ABN AMRO Bank N.V.

Preferred Shares

The purpose of the preferred shares is to provide a preventive measure against unfriendly takeover bids. On March 7, 1989, Royal Ahold and Stichting Ahold Continuiteit ("Stichting" or, in English, "Ahold Continuity Foundation") entered into an option agreement, which was amended and restated in April 1994, pursuant to which Stichting was granted an option to acquire from Royal Ahold, from time to time in the 15 years following the date of the original option agreement, preferred shares up to a total par value that is equal to the total par value of all issued and outstanding shares of capital stock of Royal Ahold. During this period Royal Ahold has the right pursuant to the option agreement to place preferred shares with Stichting up to a total par value that is equal to the total par value of all issued and outstanding shares of capital stock of Royal Ahold.

The holders of the preferred shares are entitled to 2,000 votes per share. See "--General

Meetings and Voting Rights" below. Subject to limited exceptions, each transfer of preferred shares requires the approval of the Royal Ahold corporate execu-tive board. Preferred shares can only be issued in registered form. No share certificates will be issued for the preferred shares.

The preferred shares have certain anti-takeover effects. The issuance of all authorized preferred shares will cause substantial dilution of the effective voting power of any shareholder, including a shareholder that attempts to acquire Royal Ahold, and could have the effect of delaying, deferring or pre-venting a change in control of Royal Ahold.

Stichting is a non-membership organization with a self-appointing managing board, organized under the law of the Netherlands. Its statutory objectives are to enhance the continuity and the identity of Royal Ahold in case of an unwanted take-over attempt. As of December 18, 1998, the members of the manag-ing board of Stichting are:

                                                    Principal Occupation or
  Name                                              Relation to Royal Ahold
  ----                                              ------------------------
Voting members

J.J. Slechte                                        Former President of
(Chairman)......................................... Shell Nederland B.V.

A.M. Knulst........................................ Former Managing
                                                    Director of bv
                                                    Trustkantoor Gestor

P.J. van Dun....................................... Former Executive Vice
                                                    President of Royal Ahold

Non-voting members

H. de Ruiter....................................... Chairman of the
                                                    Supervisory Board of
                                                    Royal Ahold

C.H. van der                                        President of the
Hoeven............................................. Corporate Executive
                                                    Board of Royal Ahold

Preferred shares may be issued, and rights to subscribe for preferred shares may be granted, pursuant to a resolution of the Royal Ahold corporate executive board, subject to the prior approval of the supervisory board. The corporate executive board has this authority for the same period as its authority to issue common shares and it may be extended in the same manner. If no such extension is given, the issue of preferred shares, or the granting of rights to subscribe for preferred shares, will require a resolution of the general meet-ing of shareholders, upon a proposal of the corporate executive board which is subject to the prior approval of the supervisory board. The corporate executive board must, upon the issue of preferred shares (including the granting of rights to subscribe for preferred shares) other than an issue of preferred shares to a person or persons exercising a previously acquired right to sub-scribe for such preferred shares, within four weeks after such issue call a general meeting of shareholders of Royal Ahold to explain the reasons for the issue, unless such explanation has previously been given at a general meeting.

The prior approval of the general meeting of shareholders of Royal Ahold for a specific issue of preferred shares is required if, as a result of such issue and/or as a result of previous issues of preferred shares by the corporate executive board without the approval or other cooperation of the general meet-ing of shareholders, the number of preferred shares that may be subscribed for and/or that has been issued will result in the total nominal value of preferred shares (issued by the corporate executive board without the approval or other cooperation of the general meeting) exceeding 100% of the total nominal value of the other shares outstanding before such issue. If pre-ferred shares have been issued pursuant to a resolution of the corporate execu-tive board to issue the shares, or pursuant to a resolution of the corporate executive board to grant a right to subscribe for the shares, in each case passed without the prior approval or other cooperation of the general meeting, the corporate executive board is obliged to call a general meeting of share-holders within two years after such issue and make a proposal regarding repur-chase or redemption of the issued preferred shares. If at that general meeting no resolution regarding repurchase or redemption is passed, the corporate exec-utive board must, within two years after the proposal was made, and every two years thereafter, call a general meeting of shareholders and again make such proposal for repurchase or redemption. This obligation ceases to exist if the preferred shares are no longer outstanding or are no longer held by a person other than Royal Ahold.

Without prejudice to any applicable statutory provisions, the provisions of the Articles of Association regarding the calling of, and in certain cases the required prior approval by, a general meeting of shareholders of Royal Ahold with respect to an issue of preferred shares will cease to apply as soon as Royal Ahold is no longer bound by the relevant obligations under the Listing Rules of the Amsterdam Exchanges N.V.

The holders of preferred shares are entitled to a preferred dividend. See "-- Dividends" below.

It may be stipulated that only 25% of the nominal value of the preferred shares is required to be paid upon subscription for preferred shares until payment in full of the par value is called by Royal Ahold. No preferred shares are cur-rently issued and outstanding.

Preferred shares have preferences upon the dissolution and liquidation of Royal Ahold over the financing preferred shares, the convertible preferred shares and the common shares as to payment of dividends, as described under "--Dividends" and "--Liquidation Rights" below.

Financing Preferred Shares

Financing preferred shares may be issued, and rights to subscribe for financing preferred shares may be granted, pursuant to a resolution of the corporate executive board, subject to the prior approval of the supervisory board and up to a total nominal amount which, at the time of such issue or the granting of such rights, equals 25% of the outstanding shares in the capital of Royal Ahold, excluding preferred shares. The corporate executive board has this authority for the same period as its authority to issue common shares and it may be extended in the same manner. If no such extension is given, the issue of financing preferred shares, or the granting of rights to subscribe for financ-ing preferred shares, will require a resolution of the general meeting of shareholders, upon a proposal of the corporate executive board, which is sub-ject to the prior approval of the supervisory board. Financing preferred shares must be fully paid up upon issue. They can only be issued in registered form. No share certificates are issued for financing preferred shares. Subject to limited exceptions, each transfer of financing preferred shares requires the approval of the corporate executive board. Financing preferred shares may only be transferred to natural persons.

As of December 18, 1998, a total of 144 million of the financing preferred shares had been issued and are outstanding.

Financing preferred shares have preferences as to payment of dividends and upon the dissolution and liquidation of Royal Ahold over the convertible preferred shares and the common shares, as described under "--Dividends" and "--Liquida-tion Rights" below. In 1997 Royal Ahold paid NLG 18,348,000 as dividends on the financing preferred shares. In 1998 an interim dividend in the sum of NLG 15,197,000 was paid. Holders of financing preferred shares do not have pre-emptive rights. Holders of financing preferred shares have voting rights as described under "--General Meetings and Voting Rights" below.

Convertible Preferred Shares

Convertible preferred shares may be issued, and rights to subscribe for con-vertible preferred shares may be granted, pursuant to a resolution of the cor-porate executive board, subject to the prior approval of the supervisory board. The corporate executive board has this authority for the same period as its authority to issue common shares and it may be extended in the same manner. If no such extension is given, the issue of convertible preferred shares, or the granting of rights to subscribe for convertible preferred shares, will require a resolution of the general meeting of shareholders, upon a proposal of the corporate executive board, which is subject to the prior approval of the super-visory board.

Convertible preferred shares may be issued in bearer or registered form, at the option of the holder. For each convertible preferred share in bearer form, a share certificate will be issued. Convertible preferred shares must be fully paid upon issue. As of the date hereof, no convertible preferred shares are issued and outstanding.

Conversion of convertible preferred shares into common shares may take place:

(1)  pursuant to a resolution of the corporate executive board; or

(2) at the request of a holder of convertible preferred shares, which request must be made to the corporate executive board after which the corporate executive board must resolve to convert.

Conversion in the two cases mentioned above can only take place if:

(1) in the case of convertible preferred shares of series CPF1, CPF2, CPF3 or CPF4, during 20 business days in a period of 30 consecutive business days the closing price of the common shares on the AEX-Stock Exchange is at least 25% higher than the issue price of the first convertible preferred share of the relevant series; or

(2) in the case of convertible preferred shares of series CPD1 or CPD2, during 20 business days in a period of 30 consecutive business days the closing price of the American depositary shares on the New York Stock Exchange is at least 25% higher than the issue price of the first convertible pre-ferred share of the relevant series.

If a convertible preferred share has been converted into a common share, the holder thereof is entitled to dividends and other distributions like any holder of common shares as of the start of the fiscal year in which the conversion has taken place. However, if in respect of the current fiscal year dividends have already been made payable prior to the day of conversion, only dividends which have been made payable in cash will be paid. The holder of a convertible pre-ferred share which has been converted into a common share remains entitled to the preferred dividend in respect of the fiscal year preceding the fiscal year in which the conversion has taken place.

Convertible preferred shares have preferences as to payment of dividends and upon the dissolution and liquidation of Royal Ahold over the common shares as described under "--Dividends" and "--Liquidation Rights" below. Holders of convertible preferred shares have pre-emptive rights as described under "-- Shareholders' Pre-emptive Rights" below. Holders of convertible preferred shares have voting rights as described under "--General Meetings and Voting Rights" below.

Shareholders' Pre-emptive Rights

Holders of preferred shares and holders of financing preferred shares do not have pre-emptive rights with respect to issues of common shares or convertible preferred shares.

Holders of common shares and convertible preferred shares have pro rata pre-emptive rights to subscribe for new issues of common shares and convertible preferred shares in proportion to their holdings, except for:

(1) issues of shares to employees of Royal Ahold or employees of group compa-nies; and

(2)  issues of shares in return for non-cash consideration.

For these purposes, issues of shares include the granting of rights to sub-scribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights.

Pre-emptive rights with respect to the common shares and convertible preferred shares may be restricted or excluded by a resolution of the corporate execu-tive board subject to the approval of the supervisory board. The corporate executive board has been delegated this authority with respect to the common shares by the general meeting of shareholders, and with respect to the con-vertible preferred shares in the Articles of Association, for the same periods as its authority to issue such shares, and this authority may be extended in the same manner. If no such extension is given, the restriction or exclusion of pre-emptive rights will require a resolution of the general meeting of shareholders upon a proposal by the corporate executive board, which is sub-ject to the approval of the supervisory board. The adoption by the general meeting of shareholders of a resolution restricting or excluding pre-emptive rights with respect to common shares and convertible preferred shares will require a vote of (1) a majority of the votes cast if half or more of the issued and outstanding share capital is present or represented at the meeting or (2) at least two-thirds of the votes cast if less than half of the issued and outstanding capital is present or represented at the meeting.

Acquisition by Royal Ahold of its Own Shares

Royal Ahold may acquire any class of its shares in its capital, subject to certain provisions of Dutch law and the Articles of Association, if:

(1) shareholders' equity less the payment required to make the acquisition does not fall below the sum of paid-up capital and any reserves required by Dutch law or the Articles of Association; and

(2) Royal Ahold and its subsidiaries would thereafter not hold shares with an aggregate nominal value exceeding one-tenth of Royal Ahold's issued share capital.

Any shares held by Royal Ahold in its own capital may not be voted.

An acquisition by Royal Ahold of any class of shares in its capital must be approved by resolution of the corporate executive board, subject to the approval of the supervisory board. Acquisitions by Royal Ahold of shares in its own capital may only take place if the general meeting of shareholders of Royal Ahold has granted to the corporate executive board the authority to effect such acquisi-tions. Such authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. On May 6, 1997, the annual general meeting of shareholders granted this authority to the corporate executive board for a period of 18 months, and on May 12, 1998, this authority was renewed until November 11, 1999. As of the date of this prospectus, Royal Ahold has not acquired any shares under this authoriza-tion. Under this authorization, the maximum number of shares that can be acquired cannot exceed the maximum amount authorized by law (currently 10%) of the issued share capital at the time of acquisition. No such authority is required for the acquisition by Royal Ahold of shares in its own capital for the purpose of transferring such shares to employees of Royal Ahold or employ-ees of a group company pursuant to an employee stock option plan and as long as such shares are quoted on the official price list of a stock exchange.

Capital Reduction

Upon a proposal of the corporate executive board, subject to approval of the supervisory board, the general meeting of shareholders of Royal Ahold may resolve to reduce the issued and outstanding share capital by canceling:

(1) shares which Royal Ahold holds in its own capital or shares the depositary receipts for which are held by Royal Ahold;

(2) all the issued preferred shares against repayment of the amount paid on such shares and upon waiver of the obligation to make payment on such shares to the extent they have not been fully paid up; and

(3) all the issued shares of one or more series of financing preferred shares against repayment of the amount paid up on such shares.

The resolution of the general meeting of shareholders will require the vote of
(1) a majority of the votes cast if half or more of the issued and outstanding share capital is present or represented at the meeting or (2) at least two-thirds of the votes cast if less than half of the issued and outstanding share capital is present or represented at the meeting.

The issued share capital may also be reduced, in the manner provided above, by reduction of the nominal value of any class of shares of Royal Ahold.

If reduction in the issued and outstanding capital entails repayment in part, the resolution for that purpose may provide that such repayment will be made in cash or in the form of rights as against Royal Ahold or participations in any division of Royal Ahold.

Dividends

Subject to certain exceptions, dividends may only be paid out of profits as shown in the annual financial statements of Royal Ahold as prepared by the cor-porate executive board, adopted by the supervisory board and approved by the general meeting of shareholders. Distributions may not be made if the distribu-tion would reduce shareholders' equity below the sum of the paid-up part of the capital and reserves which must be maintained by Dutch law. No dividends may be paid to Royal Ahold on shares which Royal Ahold holds in its own capital or of which the depositary receipts are held by Royal Ahold, unless such shares or depositary receipts are encumbered with certain rights of ownership in other parties or a pledge.

Out of profits, dividends must first be paid on the preferred shares at a per-centage of the amount called-up and paid-up on such shares which is based on the promissory note discount rate (voorschotrente) established by the Nether-lands Central Bank for the relevant financial year. The minimum preferred share dividend percentage at any time is 5.75%. To the extent that profits are not sufficient to pay the preferred share dividend in full, the deficit shall be paid out of the reserves, subject to the general restrictions on distributions set out above. To the extent that the preferred share dividend cannot be paid out of the reserves, the profits earned in subsequent years shall be applied first to making to the holders of preferred shares such payment as will fully eliminate the deficit before distributions to holders of other classes of shares are made. If the profit earned in any fiscal year has been determined and in that fiscal year preferred shares have been cancelled against repayment, the persons who were the holders of such preferred shares shall have the right to the payment of a dividend equal to the amount of the dividend that such per-sons would otherwise have been entitled to if, on the date of the determination of the profit, such persons had still been the holders of such preferred shares, calculated on the basis of the period during which in the fiscal year such persons were holders of said preferred shares.

After payment of the preferred share dividend, if possible, dividends must then be paid on each financing preferred share at a percentage of the amount paid-in on such share plus the premium paid on the first financing preferred share which was issued of the series to which the particular share belongs. The financing preferred share dividend percentage is based on the average effective yield on the Dutch state loans with a (remaining) life of nine to ten years. To the extent that profits are not sufficient to pay in full the financing pre-ferred share dividend, the deficit shall be paid out of the reserves and there-after out of the profits earned in subsequent years, as described above for the preferred share dividend, before further distributions are made. If the profit earned in any fiscal year has been determined and in that fiscal year financing preferred shares have been cancelled against repayment, the persons who were the holders of such financing preferred shares shall have the right to the pay-ment of a dividend equal to the amount of the dividend that such persons would otherwise have been entitled to if, on the date of the determination of the profit, such persons had still been the holders of such financing preferred shares, calculated on the basis of the period during which in the fiscal year such persons were holders of said financing preferred shares.

After payment of the financing preferred share dividend, if possible, dividends must then be paid on each convertible preferred share at a percentage of the amount paid-up on such share plus the premium paid on the first convertible preferred share that was issued of the series to which the particular share belongs. Where any payment of such shares has been made in a foreign currency, the percentage shall be calculated on the amount in such foreign currency. The convertible preferred share dividend with respect to the series CPF1 to CPF4 inclusive is calculated according to the same formula as applies to the calcu-lation of the financing preferred share dividend percentage. The convertible preferred share dividend percentage in respect of the series CPD1 and CPD2 is based on the average effective yield on the most recently issued U.S. federal government bond issuance in U.S. dollars with a maturity of 30 years. To the extent that profits are not sufficient to pay in full the con-vertible preferred share dividend, the deficit shall be paid out of the reserves and thereafter out of the profits earned in subsequent years as described above for the preferred share dividend, before further distributions are made.

Out of the profits remaining after the payment of the convertible preferred share dividend such amounts shall be reserved as the supervisory board, in consultation with the corporate executive board, may deem necessary. The profit then remaining is at the disposal of the general meeting of sharehold-ers, which may resolve to transfer it to reserves or to distribute it among the holders of common shares. On a proposal of the corporate executive board made with the approval of the supervisory board, the general meeting may (1) resolve to distribute to the holders of common shares a dividend in the form of common shares or (2) resolve to make distributions to the holders of common shares out of one or more reserves that Royal Ahold is not prohibited from distributing by law.

Subject to the prior approval of the supervisory board, the corporate execu-tive board may resolve to make interim distributions to shareholders or to holders of shares of a particular class or series if an interim statement of assets and liabilities shows that such distribution is permitted.

Dividends are payable no later than 14 days after the date declared, unless the body declaring the dividend shall determine a different date. Dividends that have not been claimed within five years and one month after the date when they became payable will be forfeited to Royal Ahold and will be added to the general reserve.

General Meetings and Voting Rights

A general meeting of shareholders must be held once a year, no later than June, to approve the annual accounts and attend to other matters. General meetings of shareholders may be convened by the corporate executive board, the supervisory board and, in certain circumstances, the holders of at least 10% of the total outstanding share capital of Royal Ahold. Notice of the general meeting will be given by the corporate executive board, the supervisory board or the holders of at least 10% of the total outstanding share capital of Royal Ahold, as the case may be, at least 15 days prior to the meeting and will be published in at least one nationally distributed daily newspaper and the Offi-cial Price List (Officiele Prijscourant) of the Amsterdam Exchanges. Holders of registered shares will also be notified by mail. There are no quorum requirements applicable to general meetings.

Shareholders (and holders of non-voting depositary receipts that may be issued for shares in the Netherlands) are only entitled to attend meetings of share-holders and take part in the deliberations, and those who have voting rights may only vote at meetings of shareholders, if they have signed the attendance list in advance and, in addition, insofar as their rights relate to shares in bearer form or depositary receipts in bearer form, if they have deposited their share certificates or depositary receipt certificates at the office of Royal Ahold prior to the meeting. Shareholders (and holders of depositary receipts) may be represented by written proxy. If the proxy relates to share certificates or depositary receipts issued in bearer form, the proxy must be deposited at the office of Royal Ahold prior to the meeting simultaneously with the deposit of the share certificates or depositary receipts to which the proxy relates. Furthermore, if the proxy relates to reg-istered certificates or depositary receipts, the proxy must be deposited at the office of Royal Ahold prior to the meeting.

Each share in the capital of Royal Ahold is entitled to one vote for each NLG
0.50 par value represented thereby. Subject to certain exceptions provided for by law or the Articles of Association, resolutions are passed by an absolute majority of the votes cast. A proposal to alter the Articles of Association whereby any change would be made in the rights that vest in the holders of shares of a particular class requires the prior approval of a meeting of hold-ers of shares of that particular class. Among other types of resolutions, a resolution of the general meeting of shareholders to amend the Articles of Association or to wind up Royal Ahold may only be adopted upon a proposal of the corporate executive board that has been approved by the supervisory board.

Meetings of holders of shares of a particular class shall be held whenever such a meeting is required by law or any provision of the Articles of Association. These meetings may be called by the corporate executive board, the supervisory board or one or more shareholders or holders of depositary receipts who jointly represent at least one-tenth of the issued and outstanding shares of the class concerned. The provisions of the Articles of Association relating to the con-vening of meetings apply mutatis mutandis to meetings of holders of preferred shares, convertible preferred shares and financing preferred shares, except that meetings of holders of preferred shares or financing preferred shares are only convened by sending letters, whether or not registered, to the holders of such shares.

No votes may be cast in respect of shares held by Royal Ahold or any of its subsidiaries nor in respect of shares the depositary receipts for which are held by Royal Ahold or by any of its subsidiaries. However, holders of certain ownership rights and pledgees of shares which belong to Royal Ahold or its sub-sidiaries will not be excluded from the right to vote if such grant of certain ownership rights or pledge was created before the shares concerned were held by Royal Ahold or a subsidiary of Royal Ahold.

Liquidation Rights

In the event of the dissolution and liquidation of Royal Ahold, the assets remaining after payment of all debts will be distributed in the following order:

(1)  to the holders of preferred shares;

(2)  to the holders of financing preferred shares; and

(3)  to the holders of convertible preferred shares.

If any assets remain, the holders of common shares shall be paid, if possible, the par value amount of their common shares plus the pro rata part of the share premium reserve to which the holders of common shares are entitled.

                  DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS
                       RELATING TO SHARES OF ROYAL AHOLD

The following is a summary of certain provisions of the share deposit agree-ment, dated as of September 30, 1998, entered into by Royal Ahold, The Bank of New York, as depositary (the "share depositary"), and the registered holders of American depositary receipts (the

"owners") and the owners of beneficial interests in American depositary receipts (the "beneficial owners"), pursuant to which the American depositary receipts (the "ADRs") are to be issued.

This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the share deposit agreement, including the form of ADRs.

Terms used herein and not otherwise defined have the meanings set forth in the share deposit agreement. Copies of the share deposit agreement and the Arti-cles of Association of Royal Ahold will be available for inspection at (1) the corporate trust office of the share depositary, currently located at 101 Barclay Street, New York, New York 10286 (the "corporate trust office"), and
(2) the Amsterdam office of Mees Pierson N.V., as custodian, currently located at Herengracht 214, P.O. Box 243, 1000 AE Amsterdam, the Netherlands. The share depositary's principal executive office is located at One Wall Street, New York, New York 10286.

American Depositary Receipts

The share depositary may issue ADRs evidencing American depositary shares ("ADSs") pursuant to the share deposit agreement. Each ADS will represent one common share ("deposited securities"). The share depositary and Royal Ahold will treat only persons in whose names ADRs are registered on the books of the share depositary as owners of the ADRs.

Deposit, Transfer and Withdrawal

Upon delivery to the custodian of common shares (or evidence of rights to receive common shares), and the payment of the fees, charges and taxes pro-vided in the share deposit agreement, the share depositary will execute and deliver an ADR at its corporate trust office to the person entitled thereto. Each ADR will be registered in the name of the person entitled thereto and will evidence any authorized number of ADSs requested by such person.

The owner of an ADR will be entitled to delivery of the underlying deposited securities. Prior to the delivery of the underlying deposited securities, the owner of the ADR must, subject to the terms and conditions of the share deposit agreement:

 .  surrender the ADR at the corporate trust office of the share depositary;
   and

 . pay the fees of the share depositary for the surrender of receipts, govern-mental charges and taxes provided in the share deposit agreement.

The forwarding of share certificates, other securities, property, cash and other documents of title will be at the risk and expense of the owner.

Subject to the terms and conditions of the share deposit agreement and any limitations established by the share depositary, the share depositary may deliver ADRs prior to the receipt of shares or deliver shares prior to receipt of ADRs (a "pre-release") and deliver shares upon the receipt and cancellation of ADRs which have been pre-released, whether or not such cancellation is prior to the termination of such pre-release or the share depositary knows that such ADR has been pre-released. The share depositary may receive ADRs instead of shares in satisfaction of a pre-release. Each pre-release must be:

(1) preceded or accompanied by a written representation from the person to whom the ADRs or shares are to be delivered that such person or its cus-tomer:

    (a) owns the shares or ADRs to be remitted;

    (b) assigns all beneficial right, title and interest in such shares or ADRs, as the case may be, to the share depositary and for the benefit of the owners; and

    (c) will not take any action with respect to such shares or ADRs, as the case may be, that is inconsistent with the transfer of beneficial owner-ship;

(2) at all times fully collateralized with cash or such other collateral as the share depositary deems appropriate;

(3) terminable by the share depositary on not more than five business days' notice; and

(4) subject to further indemnities and credit regulations as the share deposi-tary deems appropriate.

The ADRs are transferable on the books of the share depositary. However, the share depositary may close the transfer books at any time it considers such closing as useful to the performance of its duties or at the written request of Royal Ahold.

Dividends, Other Distributions and Rights

Subject to any restrictions imposed by Dutch law, regulations or applicable permits, the share depositary will convert all cash dividends and other cash distributions denominated in a currency other than dollars (a "foreign curren-cy") that it receives in respect of the deposited securities into U.S. dollars, to the extent that in its judgment it can do so on a reasonable basis and can transfer the resulting U.S. dollars to the United States. The share depositary will distribute, as promptly as practicable, the resulting dollar amount (net of expenses incurred by the share depositary in converting such foreign curren-
cy) to the owners entitled to the distribution. The distribution may be made upon an averaged or other practicable basis without regard to any distinctions among owners on account of exchange restrictions or the date of delivery of any ADR or otherwise. The amount distributed to the owners of ADRs will be reduced by any amount of taxes to be withheld by Royal Ahold or the share depositary. See "--Liability of Owner for Taxes" below.

If any of the following events occur, the share depositary may either distrib-ute the foreign currency received by the share depositary or the custodian to the owners entitled to receive the distribution, or in its discretion may hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of the owners entitled to receive the distribution:

(1) the share depositary determines that in its judgment any foreign currency received by it or the custodian cannot be converted on a reasonable basis into dollars transferable to the United States;

(2) any approval or license of any government or agency thereof that is required for such conversion is denied or in the opinion of the share depositary is not obtainable; or

(3) any such approval or license is not obtained within a reasonable period as determined by the share depositary,

If any conversion of foreign currency cannot be effected for distribution to some of the owners entitled to receive the distribution, the share depositary may in its discretion make the conversion and distribution in U.S. dollars to the extent permissible to the owners entitled to receive the distribution. The share depositary may distribute the balance of the foreign currency received by the share depos-itary to the owners entitled to receive the distribution, or hold such balance uninvested and without liability for interest thereon for the respective accounts of the owners entitled thereto.

If Royal Ahold declares a dividend in common shares, or a free distribution of common shares, the share depositary may, and will if Royal Ahold so requests, distribute to the owners of outstanding ADRs entitled thereto additional ADRs evidencing an aggregate number of ADSs representing the amount of common shares received as such dividend or free distribution. The distribution of ADRs will be subject to the terms and conditions of the share deposit agreement with respect to the deposit of common shares and the issuance of ADSs including the withholding of any tax or other governmental charge and the payment of fees of the share depositary.

The share depositary may withhold any distribution of ADRs if it has not received satisfactory assurances from Royal Ahold that such distribution does not require registration under the Securities Act of 1933 (the "Securities Act"), or is exempt from registration under the provisions of the Securities Act.

Instead of delivering ADRs for fractional ADSs in the event of any such divi-dend or free distribution, the share depositary will sell the amount of common shares represented by the aggregate of the fractions and distribute the net proceeds in accordance with the share deposit agreement. If the share deposi-tary does not distribute additional ADRs, each ADS will also represent the additional common shares distributed by Royal Ahold.

If Royal Ahold offers to the holders of any deposited securities any rights to subscribe for additional common shares or any other rights, the share deposi-tary will determine the procedure to be followed in making such rights avail-able to any owners of ADRs or in disposing of such rights for the benefit of any owners and making the net proceeds available in dollars to such owners. If by the terms of the rights offering or for any other reason the share deposi-tary may not either make such rights available to any owners or dispose of such rights and make the net proceeds available to such owners, then the share depositary will allow the rights to lapse.

If the share depositary determines that it is lawful and feasible to make such rights available to all owners or to certain owners but not to other owners, the share depositary may distribute the rights to those owners to whom it determines it is lawful and feasible to do so, in such form as it deems appro-priate. If the share depositary determines that it is not lawful and feasible to make such rights available to certain owners, it may sell the rights at a public or private sale, and allocate the net proceeds of the sale for the account of such owners otherwise entitled to such rights. This allocation may be made upon an averaged or other practical basis without regard to any dis-tinctions among such owners because of exchange restrictions or the date of delivery of any ADRs or otherwise.

In circumstances in which rights would not otherwise be distributed, if an owner of ADRs requests the distribution of warrants or other instruments in order to exercise the rights allocable to such owner's ADSs, the share deposi-tary will make such rights available to the owner upon written notice from Royal Ahold to the share depositary that:

(1) Royal Ahold has elected in its sole discretion to permit such rights to be exercised; and

(2) the owner has executed such documents as Royal Ahold has determined in its sole discretion are reasonably required under applicable law.

The share depositary will, on behalf of any owner, exercise such rights and purchase common shares, and Royal Ahold will cause the common shares so pur-chased to be delivered to the share depositary on behalf of such owner, if:

 . the owner gives instructions pursuant to such warrants or other instruments to the share depositary to exercise such rights;

 . the owner pays to the share depositary the purchase price of the common shares to be received upon exercise of the rights; and

 . the owner pays the fees of the share depositary as set forth in such war-rants or other instruments.

As agent for such owner, the share depositary will cause the common shares so purchased to be deposited and will execute and deliver ADRs to such owner pur-suant to the share deposit agreement.

The share depositary will not offer rights to owners unless both the rights and the securities to which such rights relate are either exempt from regis-tration under the Securities Act with respect to a distribution to all owners or are registered under the provisions of the Securities Act. However, Royal Ahold is not obligated to file a registration statement with respect to such rights or underlying securities or to make efforts to have such a registration statement declared effective. If an owner of ADRs requests the distribution of warrants or other instruments, even though distribution has not been regis-tered under the Securities Act, the share depositary will not make such dis-tribution unless it has received an opinion from recognized counsel in the United States for Royal Ahold stating that such distribution to such owner is exempt from registration.

Neither Royal Ahold nor the share depositary will be responsible for any fail-ure to determine that it may be lawful or feasible to make any rights avail-able to owners in general or any owner in particular.

Whenever the share depositary receives any distribution other than cash, com-mon shares or rights in respect of the deposited securities, the share deposi-tary will distribute the securities or properties it receives to the owners entitled to the distribution, after deduction or upon payment of any fees and expenses of the share depositary or any taxes or other governmental charges. If, however, (1) in the opinion of the share depositary the distribution can-not be made proportionately among the owners entitled to the distribution, or
(2) for any other reason the share depositary determines that the distribution is not feasible, the share depositary may adopt such method as it may deem equitable and practicable for making such distribution, including the public or private sale of any of the securities or property received, and distribu-tion by the share depositary of the proceeds of any such sale (net of the fees and expenses of the share depositary) to the owners entitled to the distribu-tion as in the case of a distribution received in cash.

If the share depositary determines that any distribution of property is sub-ject to any taxes or other governmental charges which the share depositary or the custodian is obligated to withhold, the share depositary may, by public or private sale, dispose of all or a portion of the property in such amounts and in such manner as the share depositary deems necessary and practicable to pay such taxes or charges. The share depositary will distribute the proceeds of any such sale after deduction of such taxes or charges to the owners entitled thereto.

Where, by the terms of a distribution or offering in accordance with the share deposit agreement, or for any other reason, such distribution or offering may not be made available to owners, and the share depositary may not dispose of such distribution or offering on behalf of such owners and make the net pro-ceeds available to such owners, then the share depositary will not make such distribution or offering, and will allow the rights, if applicable, to lapse.

Upon any change in nominal or par value, split-up, consolidation or any other reclassification of deposited securities, or upon any recapitalization, reor-ganization, merger or consolidation or sale of assets affecting Royal Ahold or to which it is a party, any securities that are received by the share deposi-tary or custodian in exchange for, in conversion of, or in respect of depos-ited securities will be treated as new deposited securities under the share deposit agreement and the ADSs will thereafter represent, in addition to the existing deposited securities, the right to receive the new deposited securi-ties so received in exchange or conversion, or the share depositary may, with the approval of Royal Ahold, execute and deliver additional ADRs as in the case of a distribution in common shares, or call for the surrender of out-standing ADRs to be exchanged for new ADRs specifically describing such new deposited securities.

Record Dates

Whenever (1) any cash dividend or other cash distribution becomes payable, (2) any distribution other than cash is made, (3) rights are issued with respect to the deposited securities, (4) for any reason the share depositary causes a change in the number of common shares that are represented by each ADS, (5) the share depositary receives notice of any meeting of holders of common shares or other deposited securities, or (6) the share depositary finds it necessary or convenient, the share depositary will fix a record date (as close as practicable to the record date, if any, fixed by Royal Ahold in respect of such matter):

(1)  for the determination of the owners who will be:

    (a) entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof;

    (b) entitled to give instructions for the exercise of voting rights at any such meeting; or

    (c) obligated to pay any charges as described in clause (8) under "Charges of Share Depositary" below; or

(2) on or after which each ADS will represent the changed number of common shares.

Voting of Deposited Securities

Upon receipt of notice of any meeting or solicitation of consents or proxies of holders of common shares or other deposited securities, if requested in writing by Royal Ahold, the share depositary will, as soon as practicable thereafter, mail to all owners a notice containing:

(1) the information included in the notice the share depositary received from Royal Ahold;

(2) a statement that the owners as of the close of business on a specified record date will be entitled to instruct the share depositary as to the exercise of any voting rights represented by their ADSs; and

(3)  a statement as to the manner in which such instructions may be given.

Upon the written request of an owner, the share depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of common shares or other deposited securities represented by the ADRs in accordance with the instructions set forth in the request. The share depositary will not vote shares or other deposited securities other than in accordance with such instructions. If the share depositary does not receive instructions from any owner on or before the date established by the share depositary for such pur-pose, the share depositary will deem the owner to have instructed the share depositary to give a discretionary proxy to a person designated by Royal Ahold for such deposited securities. The share depositary will then give a discre-tionary proxy to a person designated by Royal Ahold to vote such deposited securities. No such instruction, however, will be deemed given and no such discretionary proxy will be given with respect to any matter as to which Royal Ahold informs the share depositary that (1) Royal Ahold does not wish such proxy given, (2) substantial opposition exists or (3) such matter materially and adversely affects the rights of holders of common shares. There can be no assurance that the owners will receive the notice described in this paragraph sufficiently prior to the date established by the share depositary for the receipt of instructions to ensure that the share depositary will in fact receive such instructions on or before such date.

Reports and Other Communications

The share depositary will make available for inspection by owners at its cor-porate trust office any reports and communications, including any proxy solic-iting material, received from Royal Ahold, that are (1) received by the share depositary or the custodian or the nominee of either as the holder of the deposited securities and (2) made generally available to the holders of such deposited securities by Royal Ahold. The share depositary will also send to the owners copies of these reports when furnished by Royal Ahold pursuant to the share deposit agreement. Any such reports and communications furnished to the share depositary by Royal Ahold will be furnished in English if required by the SEC.

Amendment and Termination of the
Share Deposit Agreement

Royal Ahold and the share depositary may amend the form of ADRs and the share deposit agreement in any respect without the consent of the owners or benefi-cial owners of ADRs. However, any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing right of owners, will not take effect with respect to outstanding ADRs until the expiration of 30 calendar days after notice of the amendment has been given to the owners of outstanding ADRs. Every owner at the time any amendment becomes effective will be considered, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the share deposit agreement as amended. No amendment may impair the right of the owner of any ADR to surren-der such ADR and receive the deposited securities, except to comply with applicable law.

The share depositary may at any time at the direction of Royal Ahold terminate the share deposit agreement by mailing notice of termination to the owners of all outstanding ADRs at least 30 calendar days prior to the date fixed in such notice for termination. The share depositary also may terminate the share deposit agreement by mailing notice of termination to Royal Ahold and the owners of all ADRs then outstanding if the share depositary has delivered to Royal Ahold a written notice of its election to resign and a successor depositary has not been appointed and accepted its appointment in accordance with the terms of the share deposit agreement within 90 days after delivery of the notice.

If any ADRs remain outstanding after the date of termination of the share deposit agreement, the share depositary:

(1)  will discontinue the registration of transfers of ADRs;

(2)  will suspend the distribution of dividends to the owners thereof; and

(3) will not give any further notices or perform any further acts under the share deposit agreement, except for the collection of dividends and other distributions pertaining to the deposited securities, the sale of rights and other property as provided in the share deposit agreement and the delivery of deposited securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for ADRs surrendered to the share depositary (after deducting the fees of the share depositary for the surrender of an ADR and other expenses set forth in the share deposit agreement and any applicable taxes or governmental charges).

At any time after one year from the date of termination, the share depositary may sell any remaining deposited securities. The share depositary may hold the net proceeds of such sale, together with any other cash, unsegregated and without liability for interest, for the pro rata benefit of the owners that have not surrendered their ADRs. Any such owners will become general creditors of the share depositary with respect to such net proceeds. After making such sale, the share depositary will be discharged from all obligations under the share deposit agreement, except to account for net proceeds and other cash (after deducting, in each case, the fee of the share depositary for the sur-render of ADRs and other expenses set forth in the share deposit agreement and any applicable taxes or other governmental charges).

Upon the termination of the share deposit agreement, Royal Ahold will be dis-charged from all obligations under the share deposit agreement except for cer-tain obligations to the share depositary, as set forth in the share deposit agreement.

Charges of Share Depositary

The share depositary will charge any party depositing or withdrawing common shares or any party surrendering ADRs or to whom ADRs are issued, where appli-cable:

(1)  stock transfer or other taxes and other governmental charges;

(2) any transfer or registration fees as may from time to time be in effect for the registration of transfers of common shares and applicable to deposits or withdrawals;

(3) any cable, telex and facsimile transmission expenses as are provided in the share deposit agreement to be at the expense of persons depositing common shares or owners;

(4) any expenses incurred by the share depositary in the conversion of for-eign currency pursuant to the share deposit agreement;

(5) a fee not in excess of $5.00 per 100 ADS (or portion thereof) for the issuance and surrender of ADRs pursuant to the share deposit agreement (subject to the rules of any stock exchange on which the ADSs may be listed for trading);

(6) a fee not in excess of $.02 per ADS (or portion thereof) for any cash dis-tribution made pursuant to the share deposit agreement;

(7) a fee for the distribution of securities pursuant to the share deposit agreement; and

(8) any other charge payable by the share depositary, any of the share depositary's agents, including the custodian, in connection with the ser-vicing of common shares or other deposited securities.

The share depositary, pursuant to the share deposit agreement, may own and deal in any class of securities of Royal Ahold and its affiliates and in ADRs.

Liability of Owner for Taxes

If any tax or other governmental charge becomes payable by the custodian or the share depositary with respect to any ADR or any deposited securities, the tax or other governmental charge will be payable by the owner or beneficial owner of the ADR to the share depositary. The share depositary may refuse to make any transfer of the ADR or any withdrawal of the deposited securities underlying the ADR until payment is made, and may withhold any dividends or other distri-butions, or may sell any part of the deposited securities underlying the ADR and may apply the dividends or other distributions or the proceeds of the sale to pay the tax or other governmental charge. The owner or beneficial owner of the ADR will remain liable for any deficiency.

Certain Other Provisions

Neither the share depositary nor Royal Ahold nor any of their respective direc-tors, employees, agents or affiliates will be liable to any owner or beneficial owner of any ADR if the share depositary or Royal Ahold or any of their respec-tive directors, employees, agents, or affiliates shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the share deposit agreement or the deposited securities it is provided will be done or performed by reason of:

(1) any provision of any present or future law or regulation of the United States, or any other country, or of any other governmental or regulatory authority or stock exchange or inter-dealer quotation system;

(2)  any present or future provision of the Articles of Association of Royal
     Ahold;

(3) any provision of any securities issued or distributed by Royal Ahold or any offering or distribution thereof; or

(4)  any act of God or war or other circumstances beyond its control.

Neither the share depositary nor Royal Ahold nor any of their respective direc-tors, officers, employees or agents or affiliates will incur any liability to any owner or beneficial owner of any ADR by reason of any exercise of, or fail-ure to exercise, any discretion provided for under the share deposit agreement.

Royal Ahold and the share depositary and their agents assume no obligation and will not be subject to any liability under the share deposit agreement to own-ers or beneficial owners of ADRs, except that they agree to perform their respective obligations specifically set forth under the share deposit agreement without negligence or bad faith.

Neither the share depositary nor Royal Ahold nor any of their agents will be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or in respect of the ADRs, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability will be fur-nished as often as may be required. The custodian is responsible solely to the share depositary, and it will not be under any obligation with respect to these proceedings.

The share depositary, Royal Ahold and their agents will not be liable for any action or nonaction by any of them in reliance upon the advice of or informa-tion from legal counsel, accountants, any person presenting common shares for deposit, any owner or any other person believed by any of them in good faith to be competent to give such advice or information. Each of the share depositary, Royal Ahold and their agents may rely and will be protected in acting upon any written notice, request, direction or other document believed by it to be genu-ine and to have been signed or presented by the proper party or parties.

The share depositary will not be liable for any acts or omissions made by a successor depositary.

The share depositary will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith.

No disclaimer of liability under the Securities Act is intended by any provi-sion of the share deposit agreement.

The share depositary may refuse to deliver ADRs, to register the transfer of any ADR or to make any distribution on, or related to, common shares until it has received such proof of citizenship or residence, exchange control approval or other information as it may consider necessary or proper.

The delivery of ADRs against deposit of common shares may be suspended, or the transfer of ADRs may be refused, or the registration of transfer of outstanding ADRs may be suspended, during any period when the transfer books of the share depositary are closed. Such delivery or transfer may also be refused, or such registration or transfer may also be suspended, if any such action is consid-ered necessary or advisable by the share depositary or Royal Ahold because of any requirement of law or of any government or governmental body or commission, or under any provision of the share deposit agreement, or for any other reason, subject to the following sentence. Notwithstanding anything to the contrary in the share deposit agreement, the surrender of outstanding ADRs and withdrawal of deposited securities may not be suspended, subject only to:

(1) temporary delays caused by closing the transfer books of the share deposi-tary or Royal Ahold or the deposit of common shares in connection with voting at a shareholders' meeting or the payment of dividends;

(2)  the payment of fees, taxes and similar charges; and

(3) compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the deposited securities.

The share depositary will not knowingly accept for deposit under the share deposit agreement any common shares required to be registered under the provi-sions of the Securities Act unless a registration statement for such common shares is in effect.

The share depositary will keep books at its corporate trust office for the reg-istration and transfer of ADRs, which at all reasonable times will be open for inspection by the owners. Such inspection, however, cannot be for the purpose of communicating with owners in the interest of a business or object other than the business of Royal Ahold or a matter related to the share deposit agreement or the ADRs.

The share depositary may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of ADRs at designated trans-fer offices on behalf of the share depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with appli-cable laws and other requirements by owners or persons entitled to ADRs, and will be entitled to protection and indemnity to the same extent as the share depositary.

Governing Law

The share deposit agreement and the ADRs will be governed by the laws of the State of New York, except that Royal Ahold's authorization and execution of the share deposit agreement will be governed by the laws of the Netherlands.

                              PLAN OF DISTRIBUTION

Royal Ahold and Ahold Finance may sell the securities through this prospectus to or through underwriters or dealers or directly to other purchasers or through agents.

The distribution of the securities may be carried out from time to time in one or more transactions at a fixed price or prices, which may be changed, at mar-ket prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

In connection with the sale of securities, underwriters may receive compensa-tion from Royal Ahold or Ahold Finance, as the case may be, or from purchasers of securities for whom they may act as agents in the form of discounts, conces-sions or commissions. Underwriters may sell securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions and commissions from the underwriters and commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them from Royal Ahold or Ahold Finance, as the case may be, and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from Royal Ahold or Ahold Finance, as the case may be, will be described in the applicable prospectus supplement.

Under agreements that may be entered into by Royal Ahold and, in the case of securities to be issued by Ahold Finance, Ahold Finance, the underwriters, dealers and agents who participate in the distribution of the securities offered through this prospectus may be entitled to indemnification by Royal Ahold and, in the case of securities to be issued by Ahold Finance, Ahold Finance, against certain liabilities, including liabilities under the Securities Act.

The securities offered through this prospectus (other than common shares and ADSs) will be new issues of securities with no established trading market. Underwriters and agents to whom such securities are sold by Royal Ahold or Ahold Finance, as the case may be, for public offering and sale may make a market in such securities, but such underwriters and agents will not be obli-gated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for such securities.

Royal Ahold and Ahold Finance may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase offered securi-ties which will be paid for and delivered on a future date specified in a pro-spectus supplement. The obligations of any purchasers under this delayed delivery and payment arrangements will not be subject to any conditions except that the purchase at delivery must not be prohibited under the laws of any jurisdiction in the United States to which the institution is subject.

                            VALIDITY OF SECURITIES

Certain matters of United States law relating to the securities offered through this prospectus will be passed upon for Royal Ahold and Ahold Finance by White & Case LLP, New York, New York. Certain Dutch legal matters relating to the securities will be passed upon for Royal Ahold by De Brauw Blackstone Westbroek N.V., Amsterdam, the Netherlands.

                                    EXPERTS

Royal Ahold's consolidated financial statements as of January 3, 1999 and December 28, 1997 and for each of the fiscal years in the three-year period ended January 3, 1999 incorporated by reference from Royal Ahold's annual report on Form 20-F for the fiscal year ended January 3, 1999 have been audited by Deloitte & Touche, Registeraccountants, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon the authority of the firm as experts in auditing and accounting.

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